Form 20-F
period 2006-06-30
Pharmaxis Ltd.
filed 2006-12-06
CIK 1301357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

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

None

As of June 30, 2006 the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows: 176,903,592 fully paid Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act ☐  Yes    ☒  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer

☐ Large Accelerated filer                     ☒ Accelerated filer                     ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court. ☐  Yes    ☐  No

In this annual report on Form 20-F, the terms “we,” “our,” “us,” “Pharmaxis Ltd”, “Pharmaxis” and “the Company” refer to Pharmaxis Ltd. Unless otherwise noted herein, all references to “dollars” and dollar amounts are references to Australian dollars. Our Australian company number is ACN 082 811 630 and our Australian business number is ABN 75 082 811 630.

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

The following table presents our selected financial data for the dates and periods indicated. This data should be read together with Item 5 - “Operating and Financial Review and Prospects.” The statement of operations data for the years ended June 30, 2004, 2005 and 2006, and for the period from inception (May 29, 1998) to June 30, 2006, and the balance sheet data as of June 30, 2005 and 2006, were derived from our audited financial statements and related notes thereto included elsewhere in this annual report, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). The statement of operations data for the years ended June 30, 2002 and 2003, and the balance sheet data as of June 30, 2002, 2003 and 2004, are derived from our audited financial statements and related notes thereto which are not included in this report, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2006 refers to our fiscal year ended June 30, 2006.

	Year ended June 30,					Period from inception (May 29, 1998) to June 30, 2006	Year ended June 30, 2006(2)
	2002	2003	2004	2005	2006
	A$	A$	A$	A$	A$	A$	U.S.$
	(in thousands, except per share and footnote data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$8	$8	$6
Cost of goods sold	—	—	—	—	2	2	2

Gross profit	—	—	—	—	6	6	4
Operating expenses:
Research and development(1)	486	925	4,806	7,885	14,982	29,646	11,113
General and administrative	141	981	2,182	3,105	4,005	10,555	3,007
Commercial	—	—	—	807	1,764	2,571	1,313
Amortization of intangible assets	83	86	89	90	136	621	72
Fair value of stock options issued to employees related to:
Research and development	32	261	253	115	613	1,366	455
Commercial	—	—	—	116	175	291	130
General and administrative	37	122	279	29	335	862	249

Total operating expenses	779	2,375	7,609	12,147	22,011	45,913	16,339

Loss from operations	(779)	(2,375)	(7,609)	(12,147)	(22,005)	(45,907)	(16,333)
Interest and other income	44	327	1,123	1,702	4,282	7,538	3,178
Foreign currency gain (loss)	—	—	—	—	(5)	(5)	(4)
Amortization of preference share issue expenses	—	(65)	(161)	—	—	(226)	—

Net loss before tax	$(735)	$(2,113)	$(6,647)	$(10,445)	$(17,728)	$(38,600)	$(13,159)
Income tax expense	—	—	—	—	(5)	(5)	(4)
Net loss	$(735)	$(2,113)	$(6,647)	$(10,445)	$(17,733)	$(38,605)	$(13,163)

Basic and diluted net loss per share	$(0.07)	$(0.19)	$(0.09)	$(0.08)	$(0.11)	$(0.78)	$(0.08)

Weighted average number of ordinary shares used in calculating basic and diluted net loss per share(3)	11,200	11,200	75,744	123,933	160,349	49,672	160,349

(1)	Research and development expenses have been reduced by government research grants of A$663,000, A$751,000, A$1,105,000, A$1,132,000, A$1,245,000 and A$5,796,000 in fiscal 2002, 2003, 2004, 2005 and 2006, and the period from inception (May 29, 1998) to June 30, 2006, respectively.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2006, which was A$1.00 to U.S.$0.7423. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(3)	Fiscal 2002, 2003 and 2004, and the period from inception (May 29, 1998) to June 30, 2006, have been retroactively adjusted for an eight-for-one share split effected immediately prior to the closing of our initial public offering in Australia. The increase in ordinary shares in fiscal 2004 is attributable to our Australian initial public offering in which a total of 50,000,000 new ordinary shares were issued, and immediately before which 46,816,000 convertible redeemable preference shares converted to ordinary shares on a one-for-one basis. The increase in ordinary shares in fiscal 2005 is primarily attributable to a share placement and share purchase plan in which a total of 26,362,092 new ordinary shares were issued. The increase in ordinary shares in fiscal 2006 is primarily attributable to a U.S. public offering and a concurrent Australian share placement in which a total of 39,400,000 new ordinary shares were issued. In addition, 2,733,500 shares were issued upon the exercising of stock options by management or employees under the Company’s Employee Option Plan.

	As of June 30,
	2002	2003	2004	2005	2006	2006
	A$	A$	A$	A$	A$	U.S.$(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$751	$7,384	$25,101	$33,268	$97,840	$72,627
Total assets	2,144	10,459	28,111	37,836	104,213	77,357
Convertible redeemable preference shares(1)	2,000	11,630	—	—	—	—
Total shareholders’ (deficit) equity	(46)	(1,776)	26,631	35,467	98,888	73,405

(1)	Convertible redeemable preference shares were converted to ordinary shares immediately prior to the quotation of our ordinary shares on the Australian Stock Exchange after our Australian initial public offering in November 2003.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2006, which was A$1.00 to U.S.$0.7423. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Exchange Rate Information:

The following tables present exchange rates of the Australian dollar into the U.S. dollars for the periods indicated. Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

Period	Average	High	Low
	U.S.$	U.S.$	U.S.$
Five most recent fiscal years
2002	0.5240	0.5748	0.4841
2003	0.5884	0.6729	0.5280
2004	0.7155	0.7979	0.6390
2005	0.7568	0.7974	0.6880
2006	0.7472	0.7781	0.7056
Six most recent months
June 2006	0.7399	0.7527	0.7284
July 2006	0.7528	0.7664	0.7407
August 2006	0.7631	0.7699	0.7568
September 2006	0.7549	0.7704	0.7461
October 2006	0.7544	0.7743	0.7434
November 2006	0.7728	0.7896	0.7643
As of November 30, 2006, the exchange rate was $0.7896

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We are at an early stage of our development as an integrated pharmaceutical company and our first product, Aridol, has only recently commenced generating initial revenue in a limited number of jurisdictions. We may not be successful in deriving meaningful revenues from Aridol. We do not currently have and we may never have any other products other than Aridol that generate revenues. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We are at an early stage of our development as an integrated pharmaceutical company. We were incorporated in May 1998 and we have a limited operating history on which to evaluate our business and prospects. To date, we do not have, and may never have, any products that generate significant revenues. We have funded our operations primarily through the private sales of our securities, the initial public offering of our securities in Australia and the U.S. and a share purchase plan. We have also received funding from government research grants and earned interest income on invested funds. We have recently launched our first product, Aridol, in a limited number of jurisdictions including Australia and Sweden. We have only generated small amounts of revenue from Aridol in these jurisdictions.

We have incurred losses in each year since our inception and expect to continue to incur substantial losses. We incurred losses of approximately A$6.6 million, A$10.4 million and A$17.7 million in the fiscal years ended June 30, 2004, 2005 and 2006, respectively. Our accumulated losses from inception to June 30, 2006 are A$38.6 million. These losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We expect our expenses to increase significantly in the short term in connection with:

•	the regulatory marketing authorization process to approve the sale of Aridol in the U.S. and parts of the E.U and other jurisdictions. Aridol is the first of our product candidates to complete Phase III trials in any jurisdiction and the first of our product candidates for which we have sought marketing authorization. We have to date received marketing authorization in Australia and Sweden. We are also seeking marketing authorization in other European countries. The work involved in seeking regulatory marketing authorization for Aridol in other jurisdictions is extensive, time consuming and expensive;

•	the development of our sales and marketing capability. Our existing sales and marketing capability is currently limited to a small sales team for Australia and four distributors in the E.U. and, to date, has not represented a significant cost to us. In the short term, our sales and marketing capability must be increased to enable the sales and marketing of Aridol in Europe and Australia and thereafter in the U.S.;

•	the continuation of simultaneous Phase III clinical trials of Bronchitol. These clinical trials are carried out in a number of jurisdictions and with respect to a number of indications and are expensive.

•	our expenses will increase as we commence new clinical trials or we progress existing trials to more advanced phases. The more advanced clinical trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

•	the commencement of Phase I clinical trials of PXS64, which will represent a significant new expense for us; and

•	although we already have existing expenses associated with the preclinical testing of PXS2076 and other products candidates, in the short term, we will continue to incur expenses as a result of preclinical testing of PXS2076 and any other clinical trials and preclinical testing that we may initiate.

We also expect to incur increased general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the Australian Stock Exchange and on the Nasdaq Global Market.

Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of clinical trials being undertaken by us at any one time, regulatory marketing authorizations being sought and the extent of our sales and marketing operations. Costs will also increase if we are able to progress any further clinical trial candidates from preclinical testing to clinical trials or if we are able to complete clinical trials of any product candidates and seek regulatory marketing authorizations.

We may not become profitable if Bronchitol is unsuccessful in clinical trials or we are unable to obtain regulatory approvals for Aridol and Bronchitol in key jurisdictions. Even though we have received regulatory approval for Aridol in a limited number of jurisdictions and may receive regulatory approval for Aridol and other product candidates in other jurisdictions, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

We cannot be certain that the clinical development of Bronchitol or any of our other product candidates in preclinical testing or clinical development will be successful, that any of our products or product candidates will receive the regulatory approvals required to commercialize them, or that any of our research and development programs will yield additional product candidates suitable for investigation through clinical trials.

If Bronchitol is unsuccessful in clinical trials, or if the results of continuing trials of Aridol are not successful, or we are unable to obtain marketing authorization of our products and product candidates in all key jurisdictions, we may not be profitable. We have recently completed the Phase III clinical trials of Aridol necessary for U.S. registration of Aridol. However, we cannot be certain that marketing approval will be granted in the U.S. and/or the E.U. There is a risk that these Phase III clinical trials in the U.S. may not be sufficient and that marketing authorization may not be granted in the U.S. We are undertaking simultaneous Phase II clinical trials of Bronchitol and Phase III clinical trials of Bronchitol. Clinical trials of Bronchitol will continue for several years, but may take significantly longer to complete. There is a risk that these clinical trials of Bronchitol may not be successful or that marketing approval may not be granted in the future. If we are not able to successfully complete clinical trials of Bronchitol, and if we are unable to obtain marketing authorization of Bronchitol, we may not be profitable. If we are unable to obtain marketing authorization of Aridol in the U.S. and other key jurisdictions, we may not be profitable.

The process to develop, obtain regulatory approval for, and commercialize potential product candidates is long, complex and costly. Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology that will offset the significant and continuing expenditures required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and products successfully. Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully conduct and complete clinical trials for Bronchitol and our other product candidates;

•	develop and obtain all necessary regulatory marketing authorization, as well as approvals concerning pricing and reimbursement, which may be necessary in some of the E.U. member states, for Aridol and Bronchitol in our target markets where we do not currently have regulatory marketing authorization and, in the future, to develop and obtain regulatory marketing authorization for our other product candidates;

•	manufacture or obtain commercial quantities of Aridol and Bronchitol or our other product candidates at acceptable cost levels; and

•	successfully market and sell Aridol, Bronchitol and our other product candidates. In circumstances where we have licensed our technology to third parties, our ability to generate revenue will depend on the success of the licensor of the technology to successfully market and sell the licensed technology.

Although we have a pipeline of potential product candidates, our business is currently substantially dependent on our ability to complete development, obtain regulatory approval for, and successfully commercialize Aridol and Bronchitol in a timely manner. If we are unable to successfully commercialize Aridol and/or Bronchitol, we may not be able to earn sufficient revenues to continue our business. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, there would be a material adverse effect on our business and the holders of our ordinary shares and ADSs could lose all or part of their investment.

Unsuccessful or delayed marketing authorization could increase our future development costs or impair our future revenue. Approvals that may be given may not cover all the indications for which we seek approval or may contain significant limitations.

To receive regulatory marketing authorization for the commercial sale of our product candidates, we must conduct preclinical studies and clinical trials to demonstrate safety and efficacy in humans. This process of attempting to gain regulatory approval is expensive and can take many years, and failure can occur at any stage of the testing. We have recently received regulatory marketing authorization for Aridol in some initial target markets including Australia and Sweden. Our failure to adequately demonstrate the safety and efficacy of Aridol in our other target markets and/or our failure to adequately demonstrate the safety and efficacy of Bronchitol and/or any of our other product candidates or otherwise fail to satisfy regulatory requirements will prevent regulatory approval and commercialization of such product candidates. Our inability to successfully and effectively complete clinical trials for our product candidates, in particular Bronchitol, will severely harm our business and we may not be profitable.

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

In order to achieve our goal of being a fully integrated pharmaceutical company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we may require substantial additional funds in addition to the funds received in connection with the U.S. public offering and the Australian placement completed in November 2005. In particular, we may require substantial additional funding as a result of our strategy of not always entering into strategic alliances or partnerships in order to commercialize our product candidates.

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

Our future funding requirements will depend on many factors, including:

•	the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities. The funding requirements for clinical trials of Aridol, Bronchitol and PXS64 are significant. The funding requirements for the preclinical testing and potential future clinical testing of PXS2076 and any other testing that we may initiate is also significant;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of developing our sales and marketing capabilities and establishing distribution capabilities. We will also need to establish a distribution capability;

•	the cost of expanding our manufacturing capabilities which are capable of limited commercial manufacture;

•	the cost of additional management and scientific, manufacturing and sales and marketing personnel. We will be required to increase the number of our personnel over time;

•	the terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•	the costs of securing coverage, payment and reimbursement of our product candidates, if any of our product candidates receive regulatory approval; and

•	the effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

The suspension or termination of our government research grant may result in lost revenue. We may also be required to repay previously received grant revenue in certain circumstances which would have an adverse effect on our cash position.

We currently receive substantial grant funding under a grant agreement with the Commonwealth of Australia. There is a risk that we will not be entitled to the grant payments for failing to incur eligible expenditure or failing to undertake activities associated with the grant or otherwise for failing to satisfy the relevant conditions in the grant agreement. Furthermore, there is a risk we will not be entitled to the funds under the grant agreement, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the funding agreement, or if the Commonwealth of Australia is entitled to or does terminate the relevant agreement. The Commonwealth of Australia may terminate the grant agreements on different bases, including by giving us written notice of termination if we are in breach of the agreement and if in the opinion of the Commonwealth of Australia the breach is not capable of being remedied or if capable of being remedied it is not remedied after receipt of written notice, if we fail to submit reports, if our research and development activities or the quality of those activities do not satisfy the grant eligibility criteria, if there is a change of control of us or if we become insolvent.

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

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Australian dollars although we will also be expending cash in other denominations, including U.S. dollars, British pounds, Swedish krona and the European euro. The exchange rates of the Australian dollar to the U.S. dollar, the British pound, the Swedish krona and the European euro have fluctuated in recent years. In circumstances where the Australian dollar devalues against any or all of the U.S. dollar, the British pound, the Swedish krona or the European euro, this may have an adverse effect on our costs incurred in either the U.S. or Europe (as applicable) but may have a positive effect on any revenues which we source from the U.S. or Europe (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures. We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability.

Risks Related to Research and Development of Our Products

Clinical trials are expensive, time consuming, subject to delay and their outcome is uncertain and may not be completed at all.

Before we can obtain regulatory authorization for the commercial sale of any product or product candidate, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Preclinical development and clinical trials are subject to extensive regulation by the FDA and other regulatory authorities in the United States, the European Union, Australia and elsewhere. In addition, clinical trials must be conducted with product candidates produced under applicable current Good Manufacturing Practices. Clinical trials are expensive and complex, can take many years, are often subject to delay and have uncertain outcomes. The FDA has accepted an Investigational New Drug Application, or IND, for inhaled dry powdered mannitol. We have recently completed the Phase III clinical trials of Aridol that we believe are necessary for U.S. marketing authorization of Aridol. We have not yet finalized the protocol with the FDA for the Phase III trials in subjects with cystic fibrosis or bronchiectasis. Clinical trials of our product candidates, Bronchitol and PXS64, will continue for several years, but may take significantly longer to complete. We are also likely to undertake continuing trials of Aridol.

There are numerous factors that could affect the timing of the commencement, continuation and completion of clinical trials which may delay the clinical trials or prevent us from completing these trials successfully, including but not limited to:

•	delays in securing clinical investigators or trial sites for our clinical trials, scheduling conflicts with participating clinicians and clinical institutions, and delays in obtaining institutional review board, or IRB, and other regulatory approvals to commence a clinical trial. There are a limited number of clinical investigators and clinical trials sites worldwide able to conduct the clinical trials required by us. Clinical investigators and trial sites may have demands from a number of companies competing to use their resources;

•	slower than anticipated recruitment and enrollment of patients who meet the trial eligibility criteria or the loss of patients during the course of the clinical trials. By way of example, we experienced delays on our Bronchitol clinical trials for the treatment of cystic fibrosis because recruitment was slower than anticipated. We managed the enrollment problem by modifying the protocol to widen the eligibility of clinical trial participants, adding additional clinical trial sites and assisting with resourcing at clinical trial sites. We may not be able to successfully manage such enrollment problems in the future;

•	the requirement to repeat or undertake large clinical trials. Our Phase II and Phase III clinical trials involve a large number of patients and are typically carried out in different jurisdictions and may also need to be repeated if required by regulatory authorities;

•	negative or inconclusive results from clinical trials, or deficiencies in the conduct of the clinical trials may require us to repeat clinical trials;

•	unforeseen safety issues or unforeseen adverse side effects or fatalities or other adverse events arising during a clinical trial due to medical problems that may or may not be related to clinical trial treatments;

•	the product candidate may not be as good as current therapies. For example, Aridol must prove to be convenient and effective as a lung capacity test which assists in the identification of and determines the severity of asthma. In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as cystic fibrosis and bronchiectasis;

•	quality or stability of the product candidate may fall below acceptable standards;

•	shortages of available product supply. We may be required to simultaneously provide product to patients in a range of jurisdictions and there may be shortages or delays in supplying the product in those jurisdictions;

•	uncertain dosing issues; and

•	inability to monitor patients adequately during or after treatment or problems with investigator or patient compliance with the trial protocols.

Due to the foregoing and other factors, the regulatory approval of Aridol in the U.S. or in other key markets where we do not currently have marketing approval of Aridol, as well as the regulatory approval of Bronchitol, PXS64 and any of our other future product candidates, could take a significantly longer time to gain regulatory approval than we expect or these products may never gain approval or may only gain approval in some but not all jurisdictions, which could reduce or eliminate our revenue by delaying or terminating the potential commercialization of our products or product candidates. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be materially adversely affected.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing. Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety, to study pharmacokinetics and pharmacodynamics and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. The final results of our recently completed Phase III clinical trial of Aridol in the U.S. is required before an application for marketing authority can be filed with the FDA. There is a risk that the final results of this trial may not show sufficient safety or efficacy to obtain regulatory approval for marketing Aridol in the U.S. despite the completion of the Phase III trials of Aridol in other jurisdictions and the granting of marketing authority in other jurisdictions. Likewise, clinical trials of Bronchitol and our other product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing.

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

We currently operate manufacturing facilities in Sydney, Australia. Our manufacturing facilities are licensed by the Australian Therapeutic Goods Administration, or TGA, to manufacture Good Manufacturing Practice grade material for commercial sale. We have outsourced the manufacturing of Good Manufacturing Practice grade PXS64 for preclinical trials and clinical trials as our manufacturing facilities are not suitable for the production of PXS64.

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

Risks Related to Marketing, Distribution and Sales

If we are unable to expand our sales and marketing force our business may be harmed.

We currently have a limited number of sales and marketing staff and limited distribution capabilities including a small sales force located in Australia and four marketing/distribution partners in Europe. Our goal is to build an integrated pharmaceutical business undertaking research and development, clinical trials, sales and marketing for certain of our product candidates. We are proposing to develop our sales and marketing capability for products which address highly concentrated markets served by specialist physicians. We intend to contract or partner with third parties in respect of sales and marketing of products where the markets are larger, more diverse or less accessible. For our early stage products or any new products, we may form other strategic alliances with third parties, which have established distribution systems and sales forces, in order to commercialize our products. We market Aridol directly in Australia and, assuming receipt of all necessary approvals of Aridol for commercial sale, we intend to use a combination of direct marketing to pulmonary specialists and third parties in Europe and later in the U.S.

We will need to incur significant additional expenses and commit significant additional management resources to establish a sales and marketing force. Although we have already begun to develop our sales and marketing capability, we may not be able to successfully establish these capabilities despite these additional expenditures. Even if we are successful in establishing a sales and marketing force, it may not be as effective as a third-party sales and marketing force. In circumstances where we elect to rely on third parties, we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties and they may not perform as agreed. In the event we are unable to sell sufficient quantities of Aridol, Bronchitol and other product candidates, either directly or through third parties, our business may be significantly harmed and we may be forced to delay, reduce the scope or terminate our clinical trials and the development, manufacturing and marketing of our products.

Our failure to establish and manage a distribution network for our products could delay or compromise the commercialization of Aridol and Bronchitol and other products.

We have recently established systems and processes necessary for distributing products to customers in Australia and to marketing/distribution partners in Europe. Failure to secure additional contracts with distributors could negatively impact the distribution of our products. If we are unable to effectively establish and manage the distribution process, the commercialization of Aridol and Bronchitol and other products may be delayed or severely compromised and our results of operations may be harmed.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

Although our goal is to be a fully integrated pharmaceutical company, an important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we do not believe any of the marketing or distribution agreements we have are material, such arrangements may become material in the future to the extent any of them represents a significant source of our revenue. Although we are not currently party to any collaborative arrangement or strategic alliance that is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

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

We face intense competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. We are seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed or may be developed in the future. For Aridol, various products and treatments are currently marketed for monitoring lung capacity and the identification and assessment of asthma, including methacholine (Provocholine®) by Methapharm Inc as a direct bronchiol provocation agent and nitric oxide (Niox®) by Aerocrine AB of Stockholm, Sweden. We believe Aridol is the only lung capacity test that is being developed using dry powder inhalation technology. This test may not be well accepted in the market place or the medical community. Similarly, for Bronchitol, various products and treatments are currently marketed, including inhaled antibiotics, mucolytic agents and bronchodilators. Bronchitol may not work well in conjunction with existing marketed therapies. In addition, a number of companies are developing new approaches for the treatment of cystic fibrosis, including new antibiotic preparations by Gilead Sciences Inc. and Novartis AG. and new agents to restore salt balance from Inspire Pharmaceuticals Inc. In addition, many companies are interested in gene therapy. New antibiotic preparations are being tested in patients with bronchiectasis. For patients with chronic bronchitis, new anti-inflammatory agents and new bronchodilating agents are under development.

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

The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction and the number and clinical profile of competitive products. There are currently a range of existing alternative products to each of our products and we are aware that new products are being developed;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	relative convenience and ease of administration. In the case of Aridol and Bronchitol, there is a risk that using dry powder inhalation technology may not be well accepted in the market place;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

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

The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk of developing bronchiectasis. Orphan drug designation for Bronchitol for the treatment of both bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis is an important element of our competitive strategy. Any company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years from approval. However, the FDA may permit other companies to market a form of mannitol, the active ingredient in Bronchitol, not covered by our patent, to treat bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis if any such product demonstrates clinical superiority, or if we are unable to provide sufficient drug supply to meet medical needs. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. Any of these FDA actions could create a more competitive market for us. Our orphan drug exclusivity for Bronchitol does not apply to drugs to treat bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis that do not contain mannitol, or to drugs containing mannitol that seek approval for uses other than bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis.

The European Medicines Agency has likewise granted Orphan Drug designation for Bronchitol in the treatment of CF. European orphan drug designation provides comparable benefits but likewise, there are risks and limitations associated with orphan drug designation in Europe. Our orphan drug exclusivity may thus not ultimately provide us a true competitive advantage, and our business could suffer as a result.

Risks Relating to Regulatory Issues

Our products are subject to extensive regulation, which can be costly and time-consuming, and we may not obtain approvals for the commercialization of some or all of our products.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the U.S., the E.U., Australia and elsewhere. These regulations vary in important, meaningful ways from country to country.

We are not permitted to market a potential drug in the U.S. until we receive approval of a New Drug Application, or NDA, from the FDA. We have not yet received an NDA approval from the FDA for any of our products. Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, an NDA may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In addition, failure to comply with FDA and other applicable foreign and U.S.

regulatory requirements may subject us to administrative or judicially imposed sanctions. We have recently completed the Phase III clinical trials of Aridol necessary for U.S. registration of Aridol. The FDA has accepted an IND for Aridol and for Bronchitol. Clinical trials of our other product candidates, including Bronchitol and PXS64, will continue for several years, but may take significantly longer to complete. We have completed a Phase II clinical trial of Bronchitol for the treatment of bronchiectasis and have commenced an additional clinical trial of Bronchitol for bronchiectasis. We have also completed a Phase II clinical trial of Bronchitol for the treatment of cystic fibrosis and are preparing for additional clinical trials of Bronchitol for CF. Our other product candidates, PXS64 and PXS2076, are currently in varying stages of the research or preclinical phase of development.

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

Even with regulatory approval to sell Aridol or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies and adverse event reporting. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

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

We face product liability exposure related to the testing of our product candidates in human clinical trials. We are currently conducting continuing clinical trials in respect of Aridol as well as clinical trials of Bronchitol and we expect to commence clinical trials of PXS25. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales our products commercially. We have commenced initial commercial sales of Aridol in Australia and expect to commence some initial commercial sales of Aridol in Europe in late 2006.

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

We have liability insurance that covers our clinical trials in North America and in other countries where we conduct clinical trials. Having regard to the insurance requirements of the ethics committees who oversee the clinical trials, the good safety profile of Aridol and Bronchitol, the varied use of mannitol in humans, the number of clinical trials undertaken to date without a material claim being made against us, the use of informed consents by trial participants, and the number of clinical trials being undertaken at any one time, we consider that our clinical trial insurance is reasonable for our current activities. We have expanded our insurance coverage to include the sale of Aridol and will expand insurance coverage in the future for any product candidates which are granted regulatory marketing authorization. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that we consider reasonable or that will be adequate to satisfy any liability that may arise and the claim for damages could be substantial. If we are not able to obtain adequate coverage at a reasonable cost, the commercialization of our products may be delayed or severely compromised.

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

Risks Relating to Intellectual Property and License Arrangements

Aridol and Bronchitol are based in part on intellectual property rights we license from others, and any termination of those licenses could seriously harm our business as the loss of any rights to market key products would seriously harm our operating results.

We have an exclusive worldwide license from Sydney South West Area Health Service to develop and commercialize certain intellectual property relating to the use of mannitol, the component part of both Aridol and Bronchitol, to induce sputum and promote airway clearance and also in the use as a test of airway function and susceptibility to asthma. We also have an exclusive license from ANU Enterprises Pty Ltd to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar. Both of these license agreements impose payment and other material obligations on us. If our agreement with Sydney South West Area Health Service were terminated, then we would have no further rights to develop and commercialize Aridol and Bronchitol which would seriously harm our business as this license is critical to both Aridol and Bronchitol.

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

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products. Our patents, including our licensed patents relating to the use and manufacture of Aridol and Bronchitol, may not be sufficient to prevent others from competing with us or using similar technologies. Most of our patents covering Aridol and Bronchitol expire in 2015. Therefore, we will not be able to depend on these patents past these relevant dates to exclude competitors from developing generic versions of Aridol and Bronchitol. Our issued patents and those that we may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our product candidates. The occurrence of any of the foregoing events could harm our competitive position and seriously harm our business.

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

Our commercial success depends, to a large extent, on obtaining and maintaining patent and trade secret protection for our products, the methods used to manufacture those products and the methods for treating patients using those products. A key tool in protecting our products and our technologies from unauthorized use by third parties is the extent that valid and enforceable patents or trade secrets cover them. Our ability to obtain patents is uncertain and there is a risk that we may not be able to secure and maintain patents which we require to defend our intellectual property position. Patents provide only limited protections and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the U.S. or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the U.S., the E.U., Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the U.S., the E.U. or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

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

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions, including in particular the Sydney South West Area Health Service.

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

In the near term we will need to continue to attract and retain manufacturing personnel and sales and marketing personnel and effectively integrate them into our organization to coincide with the expected commencement of commercial sales of Aridol in Europe. If we fail to attract or effectively integrate new personnel and consultants into our organization and create effective working relationships among them and other members of management, the future development and commercialization of Aridol and our other product candidates may suffer, harming future regulatory approvals, sales of our products and our results of operations.

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

We are currently a small company with 65 employees and full time contractors as of June 30, 2006. In order to continue our clinical trials and commercialize our product candidates, manufacture commercial quantities of Aridol and market and sell Aridol, we will need to increase our operations, including expanding our employee base. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

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

Provisions of our constitution contain a proportional takeover provision which provides that if a person makes a proportional takeover offer for less than all of the share capital in us, shareholders are entitled to vote to determine whether the proportional takeover offer may proceed. A person may wish to make a proportional takeover offer for a number of reasons, including, if they wish to increase their control of us and/or influence the composition of the board of directors. Arguably, the proportional takeover provisions in our constitution make it more difficult to achieve a proportional takeover and therefore may discourage proportional takeover offers and make it more difficult for a person to gain proportional control of us and could restrict the ability for shareholders to obtain a premium from such a transaction. The proportional takeover provisions in our constitution terminate and must be renewed every three years. At our annual general meeting of shareholders held on 26 October 2006, our shareholders approved the extension of the proportional takeover provision for a further three years.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit strategic opportunities of our shareholders and ADS holders to sell their shares and may restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10B—“Change of Control.”

Risks Related to our ADSs or Ordinary Shares

The price of our ordinary shares is highly volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian quoted shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, from our initial quotation on the Australian Stock Exchange on November 10, 2003 until October 5, 2006, the closing price per share of our ordinary shares ranged from a low of A$0.34 on November 27, 2003 to a high of A$3.41 on November 13, 2006. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	adverse or inconclusive results or delays in our clinical trial programs;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our products;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	failure of any of our products, such as Aridol, of any of our product candidates, such as Bronchitol (if approved), to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

Class action litigation has been brought in the past against companies which have experienced volatility in the market price of their securities. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management’s attention and company’s resources.

In addition, since the initial listing of our ADSs on Nasdaq Global Market trading volume in our ADSs has been limited and a significant portion of the ownership of our ADSs is concentrated with a small number of holders. The limited trading volume may adversely affect the prices at which the ADSs may be bought or sold. There can be no assurance that a more active trading market in our ADSs will develop in the U.S.

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

All but one of our directors and executive officers are residents of countries other than the U.S. Furthermore, all or a substantial portion of their assets and our assets are located outside the U.S. As a result, it may be very difficult or may not be possible for a holder of our ordinary shares or ADSs to:

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

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. The exchange rates between the Australian dollar and the U.S. dollar have fluctuated. If the value of the Australian dollar appreciates against the U.S. dollar, this may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, if the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary (as defined below in “Description of American Depositary Shares”). As previously noted, in the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar value of our dividends. However, this trend may not continue and may be reversed. A reversal of this trend may result in a decrease in the U.S. dollar value of our dividends. The potential impact that currency fluctuations may have on our earnings is set out in the risk factor “Risks Related to Our Business – Currency fluctuations may expose us to increased costs and revenue decreases.”

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our ordinary shares or ADSs.

Based on an analysis of our assets and gross income, we believe that we will be a PFIC for our current tax year and that we have been a PFIC for our tax years ended June 30, 2006, June 30, 2005 and June 30, 2004. We have not conducted a PFIC analysis for any tax year prior to our tax year ended June 30, 2004. The determination of whether we are, or at any time in the past have been, a PFIC is made annually on a taxable year basis and depends on factors such as the composition of our income and the value of our assets. If we are classified as a PFIC in any taxable year that a “U.S. Holder” (as defined in the section entitled “Taxation”) owns our ordinary shares or ADSs, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years. Such U.S. Holder would be subject to additional taxes on any “excess distributions” received from us and any gain realized from the sale or other disposition of our ordinary shares or ADSs. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances. For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the section entitled Item 10D - “Taxation.”

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

The Company was incorporated on May 29, 1998 in the Australian Capital Territory, Australia under the name “Praxis Pharmaceuticals Australia Pty Ltd.” On June 6, 2002, the Company changed its name from “Praxis Pharmaceuticals Australia Pty Ltd” to “Pharmaxis Pty Ltd.” On September 5, 2003, the Company changed its name from “Pharmaxis Pty Ltd” to “Pharmaxis Ltd” to reflect the change of company type from a proprietary company limited by shares to a public company limited by shares undertaken at that time. The Company’s ordinary shares are quoted on the Australian Stock Exchange Ltd and our American Depositary Shares (“ADS”) are quoted on the Nasdaq Global Market. Each ADS represents 15 ordinary shares. In November, 2005 we completed a public offering of 1.3 million ADSs and a placement of 19.9 million ordinary shares and received A$ 79.4 million therefrom after payment of underwriting fees and offering expenses. In November 2005, a total of 175,726 additional ADSs were sold by selling shareholders pursuant to partial exercise of the overallotment option by the underwriter. The Company received no proceeds from the exercise of the overallotment option.

Our principal place of business is Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia, and the Company’s telephone number is 011 61 2 9454 7200.

B.	Business Overview

We are an Australian specialty pharmaceutical company focused on the development of new products for the diagnosis and treatment of chronic respiratory and inflammatory/autoimmune diseases. We have developed Aridol, as a novel tool for the diagnosis of asthma and management of asthma and chronic obstructive pulmonary disease, or COPD. The Aridol test mimics the bronchoconstriction that occurs in inflamed airways during asthma episodes and may be used to assist with the identification of people who have airway hyperresponsiveness, a hallmark of untreated or poorly controlled asthma. Aridol may also be used to determine the appropriate doses of anti-inflammatory medicine such as inhaled corticosteroids. We received marketing approval in Australia in March 2006 and commenced commercial supply of Aridol in Australia in June 2006. In October 2006 we obtained marketing approval in Sweden, as part of our entry to the remainder of the European Union, or the E.U., through the mutual recognition procedure. We expect to have some initial sales to our distributor in Sweden in late 2006. We recently completed a pivotal U.S. Phase III clinical trial to determine the selectivity and specificity of Aridol as a test for the detection of airway inflammation in patients diagnosed with asthma. Based on this study and an earlier Phase III clinical trial that was the basis of marketing approval in Australia and Sweden, we plan to apply for marketing approval in the U.S. We are also developing Bronchitol, our proprietary inhaled dry powder mannitol formulation, for the treatment of cystic fibrosis, or CF, as well as COPD, an umbrella term for diseases such as bronchiectasis and chronic bronchitis. In 2005 we completed a Phase II clinical trial of Bronchitol in patients with CF and demonstrated a statistically significant improvement in lung function relative to placebo over a two week treatment period. We have also completed a Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated a clinically meaningful increase in patients’ quality of life relative to placebo. We plan to conduct Phase III clinical trials of Bronchitol for the treatment of CF and have discussed the clinical trial protocols with both the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMEA. The treatment phase for the first of these studies is expected to commence late in 2006 or early 2007. We have also commenced an international pivotal Phase III clinical trial of Bronchitol for bronchiectasis. The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk for developing bronchiectasis. We believe that all CF patients are at risk for developing bronchiectasis. The EMEA has granted Orphan Drug designation to Bronchitol for the treatment of CF. Our preclinical pipeline is focused on novel treatments for other inflammatory/autoimmune diseases, including multiple sclerosis.

The following table summarizes our current product candidates. All time periods set forth in the table below refer to calendar years.

Product Candidate / Indication	Development Status	Next Anticipated Milestones
Aridol
Asthma: diagnosis and management	• Australian marketing approval received March 2006 and sales commenced June 2006 • Swedish marketing application approved • Phase III in the U.S. complete	• Potential marketing authorization in European countries (1H07) • Submit NDA to the FDA (1H07) • Potential marketing application in U.S. (1H07)
COPD: patient responsiveness to inhaled steroids	• Closed Phase II clinical trial	• Report Phase II clinical trial (1H07)

Bronchitol
Cystic fibrosis

•     Phase II trial complete

•     Granted Orphan Drug designation by the U.S. FDA and E.U. EMEA

•     Phase II dose-ranging clinical trial

•     Phase II clinical trial with rhDNAse

•     Granted Fast Track designation by the U.S. FDA

• Initiate non U.S. international Phase III clinical trial (2H06/1H07) • Initiate U.S. Phase III clinical trial (2H07) • Report Phase II dose-ranging clinical trial (1H07)

COPD – bronchiectasis	• Phase II trial complete • Granted Orphan Drug designation by the U.S. FDA • Commenced international Phase III clinical trial	• Data from non U.S. international Phase III trial (1H07) • Initiate U.S. Phase III clinical trial (2H07)
COPD – chronic bronchitis	• Completed pilot clinical trial	• Complete Phase IIb clinical trial (1H07)

PXS25/64
Multiple sclerosis	• Pre-clinical toxicology studies	• File U.S. IND (1H07)

PXS74
Asthma	• Research to identify preclinical development candidate	• Nominate IND candidate (2007)

Lung Disease Overview

Our lead product and product candidates are for the diagnosis and treatment of chronic respiratory diseases, including asthma, cystic fibrosis and COPD. Several of these diseases share similar biology and pathology, such as the airway inflammation in both asthma and chronic bronchitis, as well as difficulty with normal clearance of lung mucus in patients with cystic fibrosis and bronchiectasis.

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

To diagnose asthma and to evaluate patient response to treatment, pulmonary specialists may, for example, introduce an aerosolized substance directly into the lungs, and subsequently test lung function. The tests fall into two categories. The first category, known as “direct” challenge tests, use either histamine or methacholine to directly cause airway narrowing. These substances act on receptors on bronchial smooth muscle to cause contraction. The second category, known as “indirect” challenge tests, involve stimuli such as exercise, rapid breathing of dry air, or inhalation of salt solutions or adenosine monophosphate. This more closely mimics an asthmatic process, and can cause the release of chemicals from inflammatory cells within the lungs, resulting in airway contraction and narrowing.

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

Lung Congestion

The inside lining of the airways is covered by millions of fine hair-like structures called cilia, which are in turn covered by a surface liquid and a thin layer of mucus, secreted by the lungs to defend against germs, dust particles and other extraneous matter. The cilia move continuously and propel the mucus up towards the throat. This constant process, which is unnoticeable in healthy people, cleans the airways, permits clean air to pass freely through the lungs and removes bacteria, thereby limiting infectious episodes.

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

There is no cure for CF. Maintaining a reasonable quality of life for these patients is a significant challenge. Problems include breathing difficulties, respiratory infections, poor sleep, general discomfort, lifestyle limitations and gradual deterioration of lung function over time. Although the life expectancy of CF sufferers has increased dramatically over the past few decades due to better management of the disease, according to the U.S. Cystic Fibrosis Foundation, the predicted median age of survival in 2005 was 36.5 years of age.

Physicians seek to improve lung function and reduce the number and severity of secondary lung infections by hydrating and breaking down the excessive, sticky mucus secretions, allowing it to be cleared from the lungs. Management of CF includes exercise, daily physiotherapy, postural drainage and chest percussion and can take several hours of at-home treatment every day. Medications to treat CF are limited, and few are very effective or convenient. Nebulised medications, delivered by aerosol or a facemask, are used to make the mucus less thick and sticky and open up the airways. Antibiotics may also be required to treat secondary infections, and are also often used to prevent infection.

Pulmozyme®, marketed by Genentech in the U.S., is the most widely used therapeutic for chronic use in CF to aid sputum clearance. According to Hoffman-La Roche Inc., worldwide sales of Pulmozyme® were approximately U.S.$265 million in 2004. We estimate that this represents a market penetration in developed countries and the seven major pharmaceutical markets of about 30%. Although Pulmozyme® demonstrates lung function improvement in CF patients, similar benefit was not shown in other respiratory conditions, including bronchiectasis. Further, in previous clinical trials, Pulmozyme® provided no increase in sputum clearance. Pulmozyme® is unstable and is delivered by a nebulizer. Solutions have to be prepared by the patient before administration, the treatment periods are long and all equipment has to be sterilized after use.

Chronic Obstructive Pulmonary Disease

Chronic Obstructive Pulmonary Disease, or COPD, encompasses a number of serious conditions affecting the lungs, including emphysema, chronic bronchitis and bronchiectasis. According to Datamonitor, there are 16 million people diagnosed with COPD in the U.S., and more than 30 million people are affected with COPD in the seven major pharmaceutical markets. In 2000, COPD was estimated to be responsible for the deaths of more than 119,000 people in the U.S. alone, making it the fourth leading cause of death after heart disease, cancer and stroke. In the United States, there are more than 10 million physician office visits and two million hospitalizations per year. The disease was estimated to cost the U.S. healthcare system U.S.$30 billion in 2000. According to a report by Datamonitor, worldwide sales in 2004 of the top seven respiratory therapeutics indicated for COPD were U.S.$4.8 billion.

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

Aridol

We have initially developed Aridol as a more accurate and precise proprietary tool for physicians to use in the diagnosis and management of asthma and COPD. Physicians do not currently have rapid, accurate, safe and inexpensive tests to evaluate the presence or severity of these diseases. Aridol is a proprietary dry powder formulation of mannitol, delivered to the lungs through an inhaler. Mannitol is an osmotic agent which causes the release of certain mediators from inflammatory cells, which in turn cause a bronchoconstriction. This process mimics the changes that occur in the airways during exercise. Asthma patients who are not receiving adequate doses of anti-inflammatory medicine, such as an inhaled corticosteroid, experience airway narrowing and a drop in lung capacity when given the Aridol test. In contrast, healthy people or well-controlled asthma patients do not experience this narrowing and reduction in lung capacity. In 2004 we completed a 646 patient, 12 center, Phase III clinical trial of Aridol. Based on the Phase III data, we have received marketing approval in Australia. We have also received regulatory marketing approval in Sweden as part of the process of obtaining regulatory marketing approval in the E.U., and have filed for marketing approval in Switzerland. We recently completed a 500 participant, 30 center, Phase III clinical trial for approval in the U.S. Based on this study and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Sweden, we intend to file a New Drug Application (NDA) with the FDA. Based on independent research, we believe that the Aridol test will be reimbursable for the detection of airway hyperresponsiveness under current procedure codes in the United States. Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes the 400,000 bronchial challenge tests performed yearly, 2 million new tests for assisting the diagnosis of asthma, 16 million new tests performed by pulmonary specialists and primary care physicians for assisting the management of asthma, and 3 million new tests to evaluate steroid responsiveness in COPD patients.

Aridol has been used by over 2,000 people without serious adverse events, and is the subject of 30 peer-reviewed publications in international journals. We believe that Aridol may be superior to direct tests such as methacholine because Aridol is an indirect challenge test that relies on mediators released by inflammatory cells to cause a bronchoconstriction, thereby making Aridol a more accurate predictor of airway inflammation. We believe that Aridol’s high degree of sensitivity and specificity for airway inflammation, combined with its ease of use, will make it possible for physicians to:

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

We have an exclusive, worldwide license from Sydney South West Area Health Service to certain key intellectual property and patents relating to the use and formulation of Aridol.

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

In 2004 we completed a 12 center, 646 patient, Phase III clinical trial of Aridol to identify airway hyperresponsiveness in asthmatic patients, and to support filing for marketing authorization in Australia and the European Union. Airway hyperresponsiveness is a hallmark of untreated or poorly controlled asthma, and over time can lead to long-term changes in the lungs. However, long term use of inhaled corticosteroids can result in developmental abnormalities in children, and other complications. This trial included asthmatic patients who were currently treating their disease, patients with symptoms suggestive of asthma but without a clinical diagnosis, and healthy volunteers, including both children and adults. The goals of this trial were to:

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

As a result of this trial, we filed a marketing authorization application for Aridol for the identification of asthma with the Swedish Medical Products Agency in May 2005 as our entry to the mutual recognition procedure in the European Union. The Australian Therapeutic Goods Administration, or the TGA, approved Aridol in March of 2006. We have established a small sales force based in Australia and have made some initial sales of Aridol in Australia. The Swedish Medical Products Agency approved Aridol in October 2006. Currently, we intend to establish marketing partnerships in select E.U. territories for this product. We are supporting a number of investigator-sponsored trials to provide the basis for a rapid uptake of Aridol in the marketplace.

In the U.S., unlike Australia and Europe, a product, methacholine, is approved by the FDA to identify airway responsiveness in asthmatic patients. Based on discussions with the FDA, we undertook and recently completed a 500 subject Phase III clinical trial comparing Aridol with methacholine and exercise challenge in patients with suspected asthma. The primary endpoint was to compare the sensitivity and specificity of Aridol to identify exercise-induced bronchoconstriction. We completed this trial in October 2006. In this group with predominantly very mild symptoms, Aridol was able to identify patients with exercise induced bronchoconstriction in 58% of cases (sensitivity). In comparison methacholine, an approved lung function test in the U.S., identified 54% of cases. The difference between the two tests was not statistically significant. Aridol also had similar specificity to methacholine, (66% versus 70% respectively) in subjects without exercise induced bronchoconstriction. In addition Aridol was proven to have an acceptable safety profile and to cause less bronchoconstriction than methacholine (p<0.05). Based on this study and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Sweden, we intend to file a New Drug Application (NDA) with the FDA.

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

Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes the 400,000 bronchial challenge tests performed yearly, 2 million new tests for assisting the diagnosis of asthma and 16 million new tests performed by pulmonary specialists and primary care physicians for assisting the management of asthma.

Aridol for COPD

We are also exploring the use of Aridol in the management of COPD. Treatment of COPD is difficult but approximately 20%-25% of patients with COPD can have a positive clinical outcome with the administration of inhaled steroids. A long standing problem has been that there is currently no test to identify those people that will respond clinically to inhaled steroids. A recent publication by Jörg Leuppi and colleagues has shown that in an investigator-sponsored, Phase II clinical trial, those patients with COPD that have a positive response to an Aridol challenge test are likely to benefit from inhaled corticosteroids treatment. In this trial, all patients had a positive response to inhaled histamine (a lung challenge test) whereas only 23% had a response to inhaled Aridol. After three months treatment with steroids, only those patients who recorded a positive Aridol challenge test had an improvement in their lung capacity. The difference in response to treatment between the two groups was highly statistically significant (p=0.001). In April 2006 we completed enrollment for an additional Phase II clinical trial to determine if Aridol is a practical test to guide treatment of inhaled corticosteroids in COPD patients in the primary care setting. The purpose of this trial will be to assist in seeking regulatory approval for the use of Aridol in COPD management.

Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes 3 million new bronchial challenge tests to evaluate steroid responsiveness in COPD patients.

Bronchitol

We are developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive lung diseases, including cystic fibrosis, bronchiectasis and chronic bronchitis. Mannitol is accepted as a food additive in the U.S. and is included in the FDA Inactive Ingredients Guide for drug products. We manufacture mannitol into a dry respirable powder and incorporate it into a capsule. The compound is delivered to a patient’s lungs via a pocket-sized inhaler. In a Phase II trial involving 39 cystic fibrosis patients sponsored by us, Bronchitol provided a statistically significant reduction in airway obstruction and improvement in lung function. In a Phase II clinical trial sponsored by us and involving 60 patients with bronchiectasis, Bronchitol provided a statistically-significant increase in patients’ quality of life relative to placebo and a highly statistically significant reduction in the symptoms of the disease. Patients have used Bronchitol at home successfully for up to 90 days without any serious adverse events. Based on the results from these two trials, we initiated an international pivotal Phase III clinical trial of Bronchitol for the treatment of bronchiectasis in April 2006 in Europe and Australia. This is the first of two planned trials for this indication, the second trial is planned to commence in 2007 in the U.S. In addition, an international Phase III clinical trial for cystic fibrosis is scheduled to commence during the second half of 2006, and a U.S. Phase III clinical trial in the first half of 2007. We have an exclusive, worldwide license from Sydney South West Area Health Service to certain key intellectual property and patents relating to the use and formulation of Bronchitol.

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

Bronchitol for CF

In August 2005, we announced results from a company sponsored Phase II clinical trial involving 39 patients with cystic fibrosis. The placebo-controlled trial was conducted at several sites in Australia and New Zealand. Patients were treated for two weeks with either Bronchitol or placebo. After a two week washout period where patients received neither drug or placebo, patients who previously received Bronchitol were treated with placebo, and vice versa. This crossover trial design allows each patient to act as their own control. The primary endpoint was change in Forced Expiratory Volume in 1 second, known as FEV1. This is a quantitative measure of the volume of air a patient can exhale in one second, and is the most frequently used measure of the degree of airway obstruction. The secondary endpoints included quality of life, sputum microbiology, the physical properties of sputum, safety and additional lung function measurements. At the end of the treatment period, patients receiving Bronchitol had significantly better lung function compared to placebo as measured by FEV1 and for the maximum mid-expiratory flow, or MMEF, another measure of airway function. Approximately half the subjects were using Pulmozyme during the trial.

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

In August 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of cystic fibrosis. In November 2005, the EMEA granted Orphan Drug designation to Bronchitol for the treatment of cystic fibrosis. In November 2006, Bronchitol was awarded ‘Fast Track’ designation by the FDA for cystic fibrosis, making Bronchitol eligible to apply for accelerated approval. We have initiated several additional clinical trials of Bronchitol for the treatment of cystic fibrosis. In December 2005, we commenced a Phase II clinical trial to compare the effect on lung function of Bronchitol and Pulmozyme to either drug alone. We also started a dose-ranging Phase II trial to determine optimal dosing for Phase III clinical trials. Based on the outcome of these trials, in 2006, we plan to initiate the first pivotal Phase III clinical trial to provide the basis for applications for marketing authorization in the U.S., the E.U. and Australia.

We believe that the addressable annual market for Bronchitol in CF is the 65,000 diagnosed CF patients in the seven major pharmaceutical markets.

Bronchitol for Bronchiectasis

In 2004 we completed a proof of concept Phase II clinical trial of Bronchitol in 60 bronchiectasis patients. We began this placebo-controlled, crossover design trial at a single center in Sydney and later expanded it to include four centers in Australia and New Zealand. This trial was designed to explore the safety and efficacy of Bronchitol in bronchiectasis patients. Patients received 400 mg of Bronchitol or placebo, twice a day for 14 days. In this trial, placebo was a mannitol formulation with a larger particle size, which we anticipated to be most similar in patient experience to active Bronchitol, yet was intended not to enter the lungs to any significant degree. Endpoints of the study were to evaluate the effect of Bronchitol treatment on patient qualify of life using a self-assessment known as the Likert scale, the St. Georges Hospital Respiratory Questionnaire, or SGRQ, which is another self assessed measure of quality of life, sleep quality as measured by the self assessed Epworth scale, exercise tolerance as measured by the 6 minute walk test, lung function as measured by two tests known as spirometry and flow oscillometry, sputum microbiology, the physical properties of sputum, the volume of sputum production over 24 hours and the safety profile of Bronchitol. The SGRQ includes changes in three components, symptom, activity and impact, as well as an overall score. Improvement in quality of life measures is indicated by a reduction in score.

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

In this exploratory trial, we saw statistically significant changes in several endpoints (see above) versus patient baseline, as well as statistically significant effects in the 75% patients with the most serious problems with normal clearance of lung mucus (see above). For other endpoints, we saw effects ranging from strong trends to modest or no effect. In this exploratory trial, mannitol with a mean particle diameter of 80 microns was used as the control. In future studies, Bronchitol of a sub-therapeutic dose will be used as the control. No therapies to enhance mucus clearance in bronchiectasis patients have been approved in over 20 years in the U.S. Accordingly, we will discuss with the FDA the appropriate primary endpoints for a pivotal clinical trial program following the results from the European Phase III trial.

In February 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of bronchiectasis. We are currently supplying Bronchitol in Australia on an individual, named patient basis under a TGA-administered compassionate use program known as the Special Access Scheme. This program allows patients access to unapproved drugs where there are limited treatment options.

We commenced the treatment phase of the pivotal Phase III clinical trials of Bronchitol for the treatment of bronchiectasis during the second quarter of 2006 in Australia and Europe. A second pivotal Phase III trial in the U.S. is scheduled to commence in mid-2007. If these trials are successful, we expect the data to provide part of the basis for marketing approval in the U.S., the E.U. and Australia.

We believe that an effective daily treatment for the estimated 580,000 people worldwide affected by bronchiectasis represents a significant market opportunity for us.

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

We plan to conduct additional Phase II clinical trials in patients with chronic bronchitis. The objective of these trials will be to determine if Bronchitol assists in clearing mucus during an exacerbation and that Bronchitol has the ability to shorten the exacerbation period. Prior to conducting a Phase II clinical trial we are commencing a Phase Ib clinical trial involving 25 patients which will be conducted in hospitals in Australia.

PXS25/PXS64

We currently conduct an active research program designed to prevent the inappropriate migration of immune cells from blood to surrounding tissue. Our lead compounds in this program are PXS25 and PXS64, an analogue of PXS25 that is orally available in our preclinical studies. Our preclinical studies indicate that PXS25 prevents immune cell migration and is effective in animal models of multiple sclerosis and rheumatoid arthritis. We are currently developing PXS64 as an oral treatment for acute exacerbations of multiple sclerosis, and are evaluating its potential in other inflammatory/autoimmune diseases such as asthma.

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

Multiple sclerosis, or MS, is a disease where the patient’s own immune system attacks the protective myelin sheath that insulates nerve fibers, or axons, in the central nervous system and the cells that make myelin, the oligodendrocytes. The symptoms of MS result from both the loss of signal conduction in demyelinated axons and the loss of the axons themselves. Under normal circumstances the blood-brain barrier protects cells in the central nervous system, or CNS, from leukocytes found in the rest of the body. However, in MS patients activated T-cells are able to cross the blood-brain barrier by secreting proteases and thereby enter the CNS.

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

In our animal studies, PXS25 demonstrated significant activity when administered by injection. However, the oral bioavailability of PXS25 is low in several species of animals. Therefore, we have developed a prodrug of PXS25 which is metabolized to active PXS25 once absorbed by the body. This compound, PXS64, is now in preclinical development. Our goal is to file an IND in the first half of 2007 and to pursue an application for the treatment of multiple sclerosis.

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

Collectively, this and other research has driven our interest in identifying selective CB2 receptor agonists to address inflammatory/autoimmune diseases without the psychotropic side effects associated with cannabis use. PXS2076 is a synthetic, low molecular weight molecule invented in our research laboratories. It derives from a targeted medicinal chemistry program using computer modeling and assay directed synthesis to identify lead compounds for optimization. The lead compounds were derived from established non-selective ligands. PXS2076 activates the CB2 receptor and inhibits the release of inflammatory proteins from inflammatory cells. PXS2076 is effective in an animal model of rheumatoid arthritis and has also been shown to be active in models of neuropathic pain. While PXS2076 has shown interesting activity in preclinical studies, we continue to search for molecules with improved activity and pharmacokinetic properties.

Our Strategy

Our objective is to build a fully-integrated specialty pharmaceutical company focused on respiratory and inflammatory/autoimmune indications. Key aspects of our strategy include:

•	Obtain international marketing authorization for Aridol. We received marketing authorization of Aridol in Australia in March of 2006 and received marketing authorization of Aridol in Sweden in October 2006 as the first part of the mutual recognition procedure that allows entry to the remaining E.U. countries. Based on our pre-IND meeting with the FDA, the recently completed U.S. clinical trial of Aridol and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Sweden, we intend to file a New Drug Application (NDA) with the FDA.

•	Successfully complete the clinical development of Bronchitol. We recently completed two successful Phase II trials of Bronchitol for the treatment of cystic fibrosis and bronchiectasis. We initiated our first pivotal Phase III trial in Australia and Europe with Bronchitol for the treatment of bronchiectasis in the second quarter of 2006, and expect to initiate a second pivotal Phase III trial in the U.S. in mid-2007, and we expect to initiate pivotal Phase III clinical trials for cystic fibrosis in late 2006 or early 2007.

•	Focus on attractive product opportunities in our core therapeutic areas. We are developing products that address chronic respiratory and inflammatory/autoimmune diseases. These markets are attractive opportunities because of the limitations of current treatment, the severity of these diseases, and because they are treated by a relatively concentrated physician audience.

•	Develop sales and marketing capabilities in select markets. We intend to retain commercial rights to our products in indications and territories where we believe we can effectively market them with a small specialized sales force. For all other indications and territories, we intend to pursue strategic collaborations.

•	Continue to expand our R&D pipeline. We were founded in 1998 based on anti-inflammatory intellectual property we licensed from the Australian National University. In 2001, we licensed intellectual property that is the basis of Aridol and Bronchitol. We will continue to build and strengthen our product pipeline and commercial capabilities, and we may acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities. In 2006 we established a drug discovery unit based in laboratories at North Ryde, Sydney, which is focused on autoimmune and respiratory drug discovery, and is complementary to the work that has been carried out at the Australian National University.

Sales and Marketing

We have a small sales and marketing group in Australia and have recently appointed marketing and distribution partners for certain European territories. In order to commercialize any of our product candidates, we must further develop these capabilities internally or through collaborations with third parties. We have our own sales force to market our products in Australia, and we intend to retain commercial rights to market our products to pulmonary specialists in the United States and potentially in Europe. Because the United States and European pulmonary specialist market is relatively concentrated, we believe we can effectively target it with a small specialized sales force. We may pursue strategic collaborations to commercialize our products in other territories and on a worldwide basis for indications treated by large physician populations, such as asthma or arthritis.

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

We believe that our manufacturing facility has ample operating capacity to produce adequate Aridol and Bronchitol to undertake the full clinical trial program through submission of an NDA in the U.S. for those product candidates and to support the commercial demand of Aridol two years after international launch. We are investigating alternatives for larger-scale commercial manufacturing of these products, involving further expansion of our current manufacturing capabilities.

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

We have outsourced the manufacturing of cGMP grade PXS25 for preclinical and clinical trials as our manufacturing facilities are not suitable for the production of PXS25. Our contract manufacturers have the capacity to produce adequate PXS25 for clinical trials.

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

We are aware of many of our competitors in each of the markets we target. These products include approved and marketed products as well as products in development. We expect Aridol, to compete with direct bronchiol provocation tests such as methacholine and histamine. We expect Bronchitol for CF to compete with or to be used in conjunction with Pulmozyme and other mucolytic agents. Although it has little market penetration, Mucomyst®, marketed by AstraZeneca, is used by some physicians to treat bronchiectasis, other forms of COPD and CF. Numerous other potential competing therapeutic products are in clinical treatment and preclinical development.

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

Intellectual Property

We patent the technology, inventions and improvements that we consider important to the development of our business. As of September 30, 2006, we owned or had exclusive rights to 18 issued U.S. and foreign patents and 11 pending U.S. and foreign patent applications. Of these, nine issued patents and three pending applications relate to Aridol and Bronchitol. The last of these issued patents are due to expire in 2021. One pending application relates to PXS25 and PXS64 and has now entered the national phase. The remaining patents and applications relate to other aspects of our technology or other drug discovery programs that have not yet entered a full development program. We intend to seek patent term extension for our eligible patents, including under the Hatch-Waxman Act, which provides up to five years of patent extension.

We have the exclusive worldwide rights from Sydney South West Area Health Service for certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and enhancing mucus clearance in diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. These exclusive rights, which form the basis for patent protection of both Aridol and Bronchitol, derive from one issued U.S. and eight issued foreign patents. The U.S. and most of the foreign patents covering Aridol and Bronchitol are due to expire in 2015. The latest expiring in any territory is 2021. The U.S. patent may be eligible for extension by up to an additional five years.

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

We received orphan drug designation for Bronchitol from the FDA in August 2005 for the treatment of CF for patients at risk for developing bronchiectasis in the U.S. Bronchiectasis is a major risk for CF patients. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the applicant, the therapeutic agent and the designated orphan use are disclosed publicly by the FDA. The European Medicines Agency in November 2006 has likewise granted orphan drug designation for Bronchitol in the treatment of CF in Europe.

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

Employees

As of September 30, 2006, we had 49 employees, and 13 full time contractors, including 5 sales persons as well as 4 researchers based at the Australian National University. The latter are contracted completely to us by ANU Enterprises Pty Ltd under a service agreement between ANU Enterprises Pty Ltd and us. A total of 25 of our employees and full time contractors are engaged in research and development, 21 are engaged in manufacturing which has a significant research component, with the remainder involved in administrative and marketing functions. Twelve of our employees and full time contractors have doctoral degrees. We believe relations with our employees are generally good. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We are not involved in any legal, arbitration or governmental proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. We are also not aware of any pending legal, arbitration or governmental proceedings against us which may have significant effects on our financial position or profitability.

Research Grant Funding

We have one research grant with the Commonwealth of Australia that assists us in funding certain of the research programs and one research grant that concluded during the 2006 fiscal year.

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

C.	Organizational Structure

We have no significant subsidiaries.

D.	Property, Plant and Equipment

As of June 30, 2006, we leased approximately 15,000 square feet of manufacturing, warehouse and office space at Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Sydney, Australia. Our lease was renewed in June 2006 for a further five years, with an option to renew for a further five years thereafter. From July 1, 2001 to June 30, 2006, we spent approximately A$3.9 million related to the establishment of this manufacturing facility.

As of June 30, 2006 we license approximately 2,000 square feet of research laboratory and office space at Building 34, 1 Rivett Road, Riverside Corporate Park, North Ryde, Sydney, Australia. Our lease expires in June 2007.

We will require additional space and facilities as our business expands. In particular, we will require additional manufacturing capabilities.

4A.	Unresolved Staff Comments

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Research is in progress into new treatments for multiple sclerosis and respiratory diseases. We are most advanced in the development of products for asthma and for chronic obstructive pulmonary diseases, including bronchiectasis and chronic bronchitis, and cystic fibrosis. At June 30, 2006, we had one product approved in Australia, in the marketing application stage in Europe, and with a Phase III clinical trial in the U.S; four projects at clinical trial stage (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and two research projects to identify a compound for development. Our development program has been designed to produce a series of products for large world markets over the coming years.

We were incorporated in May 1998 and in October 1999 obtained a license to a series of patents in the autoimmune area owned by the Australian National University, or ANU. We issued 11.2 million ordinary shares valued at A$1.4 million to acquire the license. Our area of focus remained the autoimmune diseases area until October 2001 when we licensed a series of patents from the Sydney South West Area Health Service, or SSWAHS, covering new treatments for chronic lung diseases and for the measurement of lung function. Our license with the ANU requires us to pay royalties based on sales revenue for products incorporating the licensed technology. Our current lead projects in the autoimmune area are not dependent on the technology licensed from the ANU. Our license agreement with the SSWAHS requires us to pay royalties based on gross profit on product sales for products incorporating the licensed technology. Aridol and Bronchitol are derived from the SSWAHS license.

We have incurred net losses since our inception. We recognized a net loss of A$6.6 million, A$10.4 million and A$17.7 million in the years ended June 30, 2004, 2005 and 2006, respectively. Our accumulated losses from inception to June 30, 2006 are A$38.6 million. We expect to incur increasing losses in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon regulatory approval.

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

We classify our research and development expenses into five components:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases.

2.	Our drug discovery unit established during the year and based at rented laboratories in Sydney. This unit is focused on autoimmune and respiratory drug discovery and is complementary to the work carried out at the Australian National University.

3.	Our preclinical development group which is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076).

4.	Our clinical trials group, which designs and monitors our clinical trials.

5.	Our Australian Therapeutic Goods Administration, or TGA, registered manufacturing facility focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research and development expenditure.

Our autoimmune research and development activities have been primarily directed at the diseases of multiple sclerosis and rheumatoid arthritis, and have explored a range of approaches. Our current autoimmune product candidates for these diseases are PXS25/64 and PXS2076, respectively. Our respiratory research and development activities have been directed at asthma, cystic fibrosis and the chronic obstructive pulmonary diseases of bronchiectasis and chronic bronchitis, and have been exclusively focused on the development of our two current respiratory product candidates of Aridol and Bronchitol. Research and development expenses both before and after the recognition of research grants received, are presented in the following table:

	Year ended June 30,			Period from inception (May 29, 1998) to June 30, 2006

	2004	2005	2006
	A$	A$	A$	A$
	(in thousands)
Total research and development expenses before research grants received	$5,911	$9,017	$16,220	$35,435
Research grants recognized against related expenses	(1,105)	(1,132)	(1,245)	(5,796)

Net research and development	$4,806	$7,885	$14,975	$29,639

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Autoimmune research and development	$1,409	$1,276	$1,407	$7,223
Respiratory research and development	4,502	7,741	14,813	28,212

	$5,911	$9,017	$16,220	$35,435

We expect to continue to incur significant costs in the foreseeable future as we pursue these activities. We cannot accurately forecast or reasonably estimate the additional costs that will be required to complete all of these activities, or the exact timing for their completion due to the potential failure risks and other uncertainties inherent in the development of new drugs, such as unsuccessful clinical trials, unsuccessful development and/or commercialization and delayed regulatory approvals, amongst others. However, where the trial protocols have been finalized and negotiations with clinical research organizations and participating trial sites are sufficiently advanced, we are able to reasonably estimate the costs (as of June 30, 2006) and timeframes (calendar years) of the next anticipated milestones described below:

•	The cost to complete our U.S. Phase III study of Aridol used for the diagnosis and management of asthma is currently estimated to be approximately A$3.5 million. We closed recruitment for this trial during August 2006 and completed this trial in October 2006.

•	The cost to complete our Australian Phase II study of Aridol used to predict chronic obstructive pulmonary disease, or COPD, patient responsiveness to inhaled steroids is currently estimated to be approximately A$0.4 million. We closed recruitment for this trial in the second quarter of 2006 and we expect to complete this trial in the first quarter of 2007.

•	The cost to complete our Phase II dose-ranging study of Bronchitol for cystic fibrosis is currently estimated to be approximately A$.05 million. We commenced this trial during the fourth quarter of 2005 and we expect to close recruitment for this trial in the first half of 2007.

•	The cost to complete our Phase II trial of Bronchitol with Pulmozyme® for cystic fibrosis is currently estimated to be approximately A$0.5 million. We commenced enrolment of this trial during the fourth quarter of calendar 2005 and we expect to complete this trial in 2007.

•	The cost to complete our European and Australian Phase III trial of Bronchitol for bronchiectasis is currently estimated to be approximately A$3.5 million. We commenced this trial, the first of two planned for this indication, during the second quarter of 2006 and we expect to complete enrolment during the fourth quarter of 2006.

•	The cost to complete our European and Australian Phase III trial of Bronchitol for cystic fibrosis is currently estimated to be approximately A$5.0 million. We plan to commence this trial, the first of two planned for this indication, before the end of 2006.

•	The cost to complete our Australian Phase Ib safety trial of Bronchitol for acute COPD is currently estimated to be approximately A$0.1 million. We commenced this trial in November 2006, and expect to complete this trial in the first half of 2007.

We expect to commence our Phase III trial of Bronchitol for acute COPD during the second half of 2007. We expect to commence our Phase III trial of Bronchitol for bronchiectasis in the U.S. during the middle of 2007. We expect to commence our Phase III trial of Bronchitol for cystic fibrosis in the U.S. during the middle of 2007. The cost and timeframe to complete these trials cannot be reasonably estimated at this time.

We do not expect to complete any of the Bronchitol research and development projects before the end of 2006 and, therefore, we do not expect to receive any sales revenues in the U.S. prior to the completion of these projects. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate and available funds.

We have a research grant with the Commonwealth of Australia that assist us in funding certain of the research programs.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia may, as of June 30, 2006, pay us a total amount of A$4.5 million between July 2006 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. For details regarding this research grant, see “Item 10. Additional Information – C. Material Contracts - AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”

General and Administrative

General and administrative expenses consist primarily of salaries and related expenses and professional services fees and includes accounting, administration, office and public company costs. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business. As an Australian listed company also listed in the U.S., we operate in an increasingly demanding regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, expanded disclosures, accelerated reporting requirements and complex accounting rules. Responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control.

Commercial

Our commercial expenses consist of salaries and professional fees related to the commercial launch of Aridol in Australia, Europe and the U.S. We anticipate that commercial expenses will increase as we launch Aridol in more jurisdictions, and will expand to include other selling and marketing costs.

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

Intangible Assets

We review our capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, we estimate undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment. During 2006 the Company recorded an impairment charge of $109,000 in relation to an item of plant & equipment that was taken out of service, and an impairment charge of $46,000 in relation to Patent Family 6 which was allowed to lapse. No other such impairments have been recorded since inception.

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

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R) – Accounting for Stock-Based Compensation (SFAS 123(R)). The terms of option issues are determined by the Board. Options are generally granted for no consideration, have a life of ten years. Options granted to executives and employees generally vest equally over a four year period. For options granted after January 1, 2003, the annual vesting for executives and employees is subject to approval by the Remuneration and Nomination Committee of the

Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. In accordance with SFAS 123(R), the fair values of the option grants are estimated on the date of each grant using the Black-Scholes option pricing model, which requires the use of certain significant assumptions. Changes to these assumptions, which include volatility, risk free interest rate, dividend yield, expected life, exercise price and the market price, could cause a material difference in the fair value of the options and the amount of compensation expense recognized. Annual option grants to non executive directors after June 30, 2006 vest immediately on the latter of grant or shareholder approval.

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

Results of Operations

Comparison of fiscal years ended June 30, 2005 and June 30, 2006

Research and Development Expenses. Research and development expenses for fiscal 2005 and 2006, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2005	2006
	A$	A$
	(in thousands)
Total research and development expenses	$9,017	$16,220
Related research grants	(1,132)	(1,245)

Net research and development expenses	$7,885	$14,975

Grant revenue in fiscal 2005 relates exclusively to an Australian Government R&D Start Grant (“Start Grant”) awarded to us in June 2003 to develop new treatments for cystic fibrosis. Grant revenue in fiscal 2006 relates to both the Start Grant and an Australian Government Pharmaceuticals Partnerships Program grant (“P3 Grant”) awarded to us in June 2004. The Start Grant is payable based on underlying expenditure on the research project, and makes up approximately 35% of the total research grants received during fiscal 2006. The Start Grant was completed on December 31, 2005. There are certain limited circumstances where we may be required to repay grant funding. The P3 Grant payable to Pharmaxis is 30% of the increase of eligible research and development expenditure over a base level of expenditure. The P3 Grant accounted for approximately 65% of the total research grants received during fiscal 2006.

Total research and development expenses increased from A$9.0 million in fiscal 2005 to A$16.2 million in fiscal 2006. There are five components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 5 percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2006 increased by approximately 6 percent or A$0.05 million, compared to fiscal 2005.

2.	Our drug discovery group based in leased laboratories at Sydney accounted for approximately 2 percent of our total research and development expenditure in the current year. This unit is focused on autoimmune and respiratory drug discovery and is complementary to the work carried out at the Australian National University.

3.	Our preclinical development group located at our Frenchs Forest facility accounted for approximately 12 percent of our total research and development expenditure in the current fiscal year and increased by approximately 35 percent or A$0.5 million compared to fiscal 2005. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076). Approximately 90 percent of expenditure in fiscal 2006 related to the Aridol and Bronchitol studies. This area of research accounted for approximately 7 percent or A$0.5 million of the increase in overall research and development expenditure during fiscal 2006.

4.	Our clinical group located at our Frenchs Forest facility accounted for approximately 61 percent of our total research and development expenditure in fiscal 2006 and increased by approximately 218 percent or A$5.4 million compared to fiscal 2005. The clinical group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This significant increase in expenditure reflects the number and size of clinical trials ongoing during fiscal 2006. This area of research accounted for approximately 75 percent or A$5.4 million of the increase in overall research and development expenditure during fiscal 2005.

5.	Our TGA registered manufacturing facility at Frenchs Forest. Before the change of its TGA licence in April 2006, this facility was totally focused on producing material for clinical trials and developing enhanced manufacturing processes. Manufacturing expenses for the current year have therefore mainly been classified as a research and development expenditure. Manufacturing accounted for approximately 20 percent of our total research and development expenditure in fiscal 2006 and increased by approximately 41 percent or A$0.9 million compared to fiscal 2005, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 13 percent or A$0.9 million of the increase in overall research and development expenditure during fiscal 2006.

General and Administrative Expenses. General and administrative expenses increased from A$3.1 million in fiscal 2005 to A$4.1 million in fiscal 2006. The increase in expenses of A$1 million reflects growth in the size and complexity of the Group’s operations, as well as the incremental costs of being listed on both the Australian Stock Exchange and Nasdaq Global Market.

Commercial expenses. Commercial expenses were A$0.8 in fiscal 2005 compared to A$1.8 million in fiscal 2006. The commercial launch of Aridol was a significant cause of the increased level of expenses involving the hiring of a sales and marketing manager and a sales team of five, and the state by state presentations of Aridol to the respiratory communities. The creation of a European Pharmaxis operation also added to commercial expenses in the year. The operation, based in the UK and employing two people, is required to coordinate and manage the marketing/distribution partners we have and are appointing to market, sell and distribute Aridol throughout Europe.

Stock Compensation Expenses. Stock compensation expenses increased from A$0.3 million in fiscal 2005 to A$1.1 million in fiscal 2006, reflecting a grant of options to all employees in August 2005, as well as an increase in employee numbers, all of whom are eligible for options.

Interest and Other Income and Expense. Interest and other income increased from A$1.7 million in fiscal 2005 to A$4.3 million in fiscal 2006. We started fiscal 2006 with A$33.3 million of cash and cash equivalents on which interest was earned. This was increased by A$80 million as a result of our U.S. public offering and concurrent Australian share placement which completed in November 2005. By contrast, we started fiscal 2005 with A$25.1 million of cash and cash equivalents on which interest was earned which increased by A$19 million due to our private placement and share purchase plan in November and December 2004. The increase in interest income, while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a slightly higher prevailing interest rate in fiscal 2006.

Income Tax Expense. The Company recorded an income tax expense for the first time in fiscal 2006. The expense relates to income generated by the Company’s UK subsidiary which is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

Net Loss. Net loss increased from A$10.4 million in fiscal 2005 to A$17.7 million in fiscal 2006. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share. Basic and diluted net loss per share increased from A$0.08 in fiscal 2005 to A$0.11 in fiscal 2006 predominantly because of the increase in research and development expenses in 2006.

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

Grant revenue in fiscal 2004 and fiscal 2005 relates to an Australian Government R&D Start Grant awarded to us in June 2003 to develop new treatments for cystic fibrosis. The grant was payable based on underlying expenditure on the research project, which has been at consistent levels in fiscal 2004 and fiscal 2005. The grant continued until December 31, 2005. There are certain limited circumstances where we may be required to repay grant funding.

Total research and development expenses increased from A$5.9 million in fiscal 2004 to A$9.0 million in fiscal 2005. There are four components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 8 percent of our total research and development expenditure in fiscal 2005. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2005 increased by approximately 8 percent or A$0.1 million, compared to fiscal 2004.

2.	Our preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in fiscal 2005 which represented an increased by approximately 7 percent or A$0.1 million compared to fiscal 2004. This group managed the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076). Approximately 60 percent of expenditure in fiscal 2005 related to the Aridol and Bronchitol studies. This area of research accounted for approximately 3 percent or A$0.1 million of the increase in overall research and development expenditure during fiscal 2005.

3.	Our clinical group located at our Frenchs Forest facility accounted for approximately 51 percent of our total research and development expenditure in fiscal 2005 which represented an increase by approximately 82 percent or A$2.1 million compared to fiscal 2004. The clinical group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. The significant increase in expenditure reflects the number of clinical trials ongoing during fiscal 2005. There were three trials ongoing during the fiscal 2005 period, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 66 percent or A$2.1 million of the increase in overall research and development expenditure during fiscal 2005.

4.	Our TGA registered manufacturing facility at Frenchs Forest was in fiscal 2005 focused on producing material for clinical trials and developing enhanced manufacturing processes. It was therefore classified as a research and development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in fiscal 2005 which represented an increase by approximately 67 percent or A$0.9 million compared to fiscal 2004, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 30 percent or A$0.9 million of the increase in overall research and development expenditure during fiscal 2005.

General and Administrative Expenses. General and administrative expenses increased from A$2.2 million in fiscal 2004 to A$3.1 million in fiscal 2005. The fiscal 2005 expenses include increased public company costs of approximately A$0.3 million. A number of these costs were only present for the seven months of fiscal 2004 after our initial public offering in Australia in November 2003. However, the large increase in administration expenses is mainly attributable to costs of A$0.9 million incurred in preparing the Securities and Exchange Commission filings necessary for us to list on the Nasdaq Global Market.

Commercial expenses. Commercial expenses were A$0 in fiscal 2004 compared to A$0.8 million in fiscal 2005 as the commercial group was established at the beginning of fiscal 2005. In fiscal 2005 it was preparing for the launch of Aridol in Australia and Europe.

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

Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares. Additional funding has come through research grants, interest on investments, the exercise of options and rent received from a former subtenant. Through June 30, 2006, we had received net cash proceeds from the following: (a) A$121.9 million from the issuance of ordinary shares; (b) A$11.4 million from the issuance of convertible redeemable preference shares; and (c) approximately A$5.8 million in research grants. We have incurred significant losses since our inception. We incurred losses of A$6.6 million, A$10.4 million and A$17.7 million and A$38.6 million in fiscal 2004, 2005, 2006, and since inception to June 30, 2006, respectively. As of June 30, 2006, we had cash and cash equivalents of A$97.8 million and additionally have ongoing research grants with a total of A$3.6 million of funding potentially available.

For fiscal 2006, we used net cash of A$13.7 million for operating activities. This consisted of a net loss for the period of A$17.7 million, which included A$0.9 million of non-cash depreciation and amortization, and non-cash stock option expense of A$1.1 million, and other working capital movements of A$2.0 million. Net cash used in investing activities during fiscal 2006 was A$1.8 million, which included purchase of plant and equipment for manufacturing expansion. Net cash provided by financing activities during fiscal 2006 was A$80.0 million resulting from the issue and sale of our ordinary shares in a U.S. public offering and a concurrent Australian share placement.

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

At June 30, 2006, we had cash and cash equivalents of A$97.8 million as compared to A$33.3 million as of June 30, 2005. This overall increase was primarily due to the receipt of net proceeds of A$80.0 million related to the issue and sale of our ordinary shares in a U.S. public offering and a concurrent Australian share placement.

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

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of expanding sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on:

•	to fund clinical development for Bronchitol in patients with cystic fibrosis;

•	to fund the commercial launch of Aridol for the management of asthma in the E.U. and the U.S.;

•	to fund clinical development of Aridol for management of asthma and COPD;

•	to fund clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	to fund pre-clinical development of our product pipeline; and

•	to fund further expansion of our manufacturing facility.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of Australia interest rates, particularly because the majority of our investments are in cash and cash equivalents. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations. We do not have derivative financial instruments.

Income Taxes

As of June 30, 2006, we had net operating loss carry forwards of A$47.9 million (A$21.6 million as of June 30, 2005). While these losses do not expire, our utilization will depend upon our ability to derive future taxable income of a nature and of an amount sufficient to enable the deduction for the losses to be realized, our continued compliance with the conditions for deductibility imposed by tax legislation, and the absence of changes in tax legislation that adversely affect our ability to utilize the loss.

As of June 30, 2005 and 2006, we did not record a benefit for the deferred tax assets because realization of the deferred tax assets was not more likely than not and, accordingly, a valuation allowance is provided to completely offset the deferred tax assets.

Recently Issued Accounting Announcements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the possible impact of FIN 48 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. We believe that SAB 108 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price).

SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We believe that SFAS No. 157 will not have a material impact on our consolidated financial statements.

In September 2006 the FASB also issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Because we do not have a defined benefit pension plan or other qualifying post retirement plan our adoption of SFAS No. 158 is not expected to have a material effect on our consolidated financial position or results of operations.

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

C.	Research and development, patents and licenses, etc.

See Item 5A - “Operating Results – Research and Development.”

D.	Trend Information

See Item 5A – “Operating Results” and Item 5B – “Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations and Commitments

The following table summarizes financial data for our contractual obligations and other commercial commitments, including interest obligations, as of June 30, 2006 (in thousands):

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	A$	A$	A$	A$	A$
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,778	389	1,026	363	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	$1,778	$389	$1,026	$363	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We have additional contractual payment obligations that are contingent on future events. Our operating lease obligations relate to the lease for our headquarters in Frenchs Forest, Sydney which expired in June 2006 but was renewed under an option to renew for a further five years. We also have agreements with clinical sites, and contract research organizations, for the conduct of our clinical trials and other research activities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

A.	Directors and Senior Management

The following table presents information about our executive officers and directors as of October 31, 2006.

Name	Age	Position
Alan D. Robertson, Ph.D.(2)	50	Chief Executive Officer and Managing Director
Brett Charlton, Ph.D.	50	Medical Director
John F. Crapper	54	Chief Operations Officer
Ian A. McDonald, Ph.D.	59	Chief Scientific Officer
David M. McGarvey	50	Chief Financial Officer and Company Secretary
Gary J. Phillips	45	Head of Commercial Development
Denis M. Hanley(1)(2)	59	Chairman of the Board
Peter C. Farrell, Ph.D. DSc(2)	64	Director
Charles P.H. Kiefel(1)	51	Director
Malcolm J. McComas(1)	52	Director
John Villiger, Ph.D	56	Director

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration and Nomination Committee.

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

Brett Charlton, Ph.D., is a co-founder of Pharmaxis and has been our Medical Director and was a member of our board of directors from June 1998 to March 2006. Dr. Charlton is the author of more than 60 scientific papers and has over 15 years of experience in clinical trial design and management. Dr. Charlton was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit. Prior to joining us, Dr. Charlton held various positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute. Dr. Charlton holds a M.B.B.S. with honors from the University of New South Wales and a Ph.D. from the University of New South Wales.

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

Ian A. McDonald, Ph.D., has been our Chief Scientific Officer since September 2006, having previously served as Chief Technical Officer from his joining us in April 2005. Dr. McDonald has over 25 years of experience in managing drug discovery and design teams in Europe and the U.S. From 2002 to 2004, Dr. McDonald served as Vice President of Drug Discovery at Structural GenomiX Inc. (now SGX Pharmaceuticals Inc.). From 2001 to 2002, Dr. McDonald served as Vice President of Drug Discovery at Structural Bioinformatics Inc. (now Cengent Therapeutics). From 1993 to 2000, Dr. McDonald served as Director, then Vice President of Chemistry at SIBIA Neuroscience (now part of Merck Research Laboratories) and was responsible for medicinal and bio-chemistry research. From 1978 to 1993, Dr. McDonald served in various capacities as a research chemist at Merrell Dow (now part of Sanofi-Aventis). Dr. McDonald is the co-inventor of 39 U.S. patents and co-author of 77 peer-reviewed manuscripts and book chapters. Dr. McDonald holds B.S. and Ph.D. degrees in Organic Chemistry from the University of Western Australia.

David M. McGarvey, C.A., C.P.A., has been our Chief Financial Officer and Company Secretary since December 2002. Mr. McGarvey has two decades of experience in overseeing the financial affairs of different Australian companies. From 1998 to 2002, Mr. McGarvey served as Chief Financial Officer of the Filtration and Separations Group of U.S. Filter Corporation where he managed over 20 merger and acquisition transactions, including the sale of the Filtration and Separations Group to Pall Corporation in 2002. From 1985 to 1997, Mr. McGarvey served as Chief Financial Officer of Memtec Limited. While at Memtec, Mr. McGarvey oversaw the U.S. listing of Memtec on the Nasdaq Global Market and the New York Stock Exchange and managed over 10 merger and acquisition transactions, including the acquisition of Memtec by U.S. Filter. From 1975 to 1985, Mr. McGarvey held various positions at PricewaterhouseCoopers. Mr. McGarvey holds a B.A. in Accounting from Macquarie University and was admitted to the Institute of Chartered Accountants in Australia in 1981, and to the Australian Society of Certified Practicing Accountants in 1993.

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

Denis M. Hanley has been the Chairman of our board of directors since October 2001. From 1983 to 1997, Mr. Hanley served as Chief Executive Officer of Memtec Limited, a leader in the design and manufacture of microfiltration membrane systems. From 1971 to 1982, Mr. Hanley held various positions within Baxter Healthcare, most recently as Australian Managing Director. Mr. Hanley has served on the Australian Industry Research and Development Board and various technology councils and roundtables. Mr. Hanley serves on the board of directors of Lochard Limited and CathRx Ltd, and was a member of the Australian Government’s Cooperative Research Centre Committee. Mr. Hanley holds an M.B.A. with high distinction from the Harvard Graduate School of Business Administration, where he was named a Baker Scholar.

Peter C. Farrell, Ph.D., has been a member of our board of directors since March 2006. Dr. Farrell has more than two decades of experience in developing and commercialising medical products in the U.S., Europe, Japan and Australia. Dr. Farrell began his commercial career with Baxter Healthcare Inc. in Japan as Director and Vice President of Research and Development, then as Managing Director of the Baxter Center for Medical Research. He left Baxter in 1989 to establish ResMed Inc., a company that develops treatments for sleep-disordered breathing and respiratory failure. Dr. Farrell is currently founding Chairman and Chief Executive Officer of ResMed Inc. Dr. Farrell serves on the Executive Councils of Harvard Medical School and the University of California at San Diego, and is visiting Professor at the University of Sydney. Dr. Farrell has written more than 150 papers covering topics from engineering applications in medicine to focusing technology to meet business objectives. Dr. Farrell holds bachelor and masters degrees in chemical engineering from the University of Sydney and the Massachusetts Institute of Technology, a Ph.D. in bioengineering from the University of Washington, Seattle and a Doctor of Science from the University of New South Wales for research related to dialysis and renal medicine.

Charles P.H. Kiefel has been a member of our board of directors since May 2003. Mr. Kiefel has more than two decades of experience in finance and investment banking and funds management. Mr. Kiefel is currently an advisory board member of two of Australia’s largest private equity funds and the director of business development for two major U.S. money managers. From 1990 to 2000, Mr. Kiefel was Managing Director of Corporate Finance at ANZ Investment Bank. From 1986 to 1990, Mr. Kiefel was Director of Corporate Finance at Ord Minnett. From 1985 to 1986, Mr. Kiefel held positions at Lazard Brothers & Co. Ltd in the U.K. and Lazard Frere in New York. Mr. Kiefel serves on the board of directors of Military Superannuation & Benefits Board, and Wilson HTM Charities Ltd,. Mr. Kiefel has a B. Com. from the University of New South Wales and is a Fellow of the Institute of Chartered Accountants in Australia.

Malcolm J. McComas has been a member of our board of directors since July 2003. Mr. McComas has more than two decades of experience in investment banking, particularly in equity and debt finance, mergers and acquisitions, and privatizations. From 1999 to 2004, Mr. McComas was a director of Grant Samuel and currently serves as a consultant to their corporate advisory, property services and funds management group. During 1998, Mr. McComas served as a Managing Director at Salomon Smith Barney. From 1988 to 1997, Mr. McComas served as a Managing Director at County NatWest. Mr. McComas serves as a non-executive director of Australasian Investors Limited and non-executive chairman of Sunshine Heart Inc. Mr. McComas holds a Bachelor of Economics and a Bachelor of Laws from Monash University.

John Villiger, Ph.D was appointed a member of our board of directors on November 15, 2006. Dr. Villiger co-founded The Medicines Company, a Nasdaq listed company in 1996. Dr. Villiger was Senior Vice President of Development until February 2006. The Medicines Company has a significant marketed product with two other products in late stage clinical development. From 1986 to 1996 Dr. Villiger held various positions in product development at Roche in both New Zealand and Switzerland, including International Project Director from 1991 to 1995 and Head of Global Project Management from 1995 to 1996. As Head of Global Project Management, he oversaw the development of Roche’s pharmaceutical portfolio, with programs in Switzerland, the UK, U.S. and Japan. Dr. Villiger holds has a Ph.D. in psychopharmacology from the University of Otago.

There are no family relationships between any of our executive officers or directors.

Composition of the Board of Directors

We regard Messrs. Kiefel, McComas, Farrell, Villiger and Hanley as independent non-executive directors for purposes of applicable Australian law, as described by the Pharmaxis Corporate Governance Framework, and in accordance with the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange.

We do not regard Dr. Robertson as an independent director under applicable Australian law as he is a Pharmaxis executive officer.

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

Principles used to determine the nature and amount of remuneration. As a company building an international pharmaceutical business, we require a board of directors and executive team that have both the technical capability and relevant experience to execute our business plan. We consider options to purchase ordinary shares a key tool in attracting the required talented individuals to our board of directors and executive team while staying within the fiscal constraints of a growing company. Director and executive compensation includes a mix of short and long-term components. Compensation of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash incentives and the vesting of options granted to executives are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets primarily relate to objectives and milestones assigned to individual executives from our annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year. Compensation of executive directors and other executives are reviewed each year with changes typically taking effect on January 1 each year. As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors. Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. During the year the group engaged an external consultant to assist in the determination of independent non-executive directors’ fees appropriate to the group’s stage of development.

There are two components to the fees of independent non-executive directors:

•	a base fee, as of January 1, 2006 of A$110,000 for the chairman and $60,000 for other non-executive directors;

•	an flat annual fee as of January 1, 2006 for non-executive directors serving on committees A$5,000 as a committee member and A$10,000 as a committee chair; and

•	independent non-executive directors are allowed to package their remuneration to include superannuation and as from the 2006 fiscal year, options in the company. Options are granted under the Pharmaxis Ltd Employee Option Plan and vest in the year of grant. Options granted to directors upon joining the Board and options granted before fiscal 2006 vest over a period of approximately four years.

Other non-executive directors during the year were BH Smith or CJ Hillyard. They are principals of their respective venture capital firms that manage funds which are significant shareholders of us. These directors were each paid a cash fee of $40,696 per annum and were not granted any options in us.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $600,000 in total. The amount paid to non-executive directors in 2005 was A$190,687. Subject to the requirements of Australian law, termination payments apply only to executive directors, as discussed below.

Executive directors and executive officers. There are four components to executive director and executive officer remuneration:

•	annual base salary paid in cash or packaged at the executive’s discretion within Australian fringe benefits tax guidelines as a total cost package;

•	annual statutory superannuation fund contributions of 9% of the executive’s base salary;

•	a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee; and

•	options to purchase ordinary shares under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after January 1, 2003, the number of an individual executive director’s or officer’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The Remuneration and Nomination Committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists, Dr. Cowden and Dr. Charlton. These options became fully vested at June 30, 2003. Sign-on options were granted to Mr. McGarvey in 2003, to Mr. Crapper and Mr. Phillips in 2004 and Dr. McDonald in 2005. Sign-on options fully vest on the first anniversary of the executive commencing employment with us.

Base pay for executive directors and executive officers is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion. The employment contracts for each of the above-listed executive directors and executive officers, which are described below, can be terminated immediately by us for serious misconduct, with one month’s prior notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months prior notice if the executive’s position ceases to exist, and with three months prior notice without cause. Subject to requirements of Australian law, no additional payments apply on termination.

Executive Compensation

The following table presents all of the compensation awarded to, earned by or paid to each individual who served as a member of our board of directors and as an executive officer in fiscal 2006.

Summary Compensation Table

	Primary			Super- annuation	Equity Options(1)	Total
Name	Cash salary or Directors’ Fees		Cash Incentive
	A$		A$	A$	A$	A$
Directors
Alan D. Robertson, Ph.D. (2)	$270,500		$92,400	$23,345	$251,700	$637,945
Denis M. Hanley	66,668	*	—	6,000	67,120	139,788
Brett Charlton, Ph.D. (3)	215,000		40,000	19,350	127,596	401,946
Brigitte H. Smith (4)	37,192	*	—	—	—	37,192
Charles P.H. Kiefel	37,805	*	—	3,402	33,560	74,767
Carrie J. Hillyard, Ph.D. (5)	27,017	*	—	—	—	27,017
Malcolm J. McComas	38,708	*	—	—	33,560	72,268
Peter C. Farrell, Ph.D. (7)	17,500	*	—	—	—	17,500
John Villiger, Ph.D. (8)	—		—	—	—	—

Executive Officers
William B. Cowden, Ph.D. (6)	147,087		20,000	13,238	121,520	301,845
John F. Crapper	208,750		40,000	18,788	121,520	389,058
Ian A. McDonald	177,625		18,750	15,986	24,304	236,665
David M. McGarvey	226,750		42,500	20,408	121,520	411,178
Gary J. Phillips	222,250		40,000	20,003	127,596	409,849

(1)	The fair value of options granted during the year were estimated on the date of each grant using the Black-Scholes option pricing model.

(2)	Individual also serves as an executive officer.

(3)	Dr. Charlton resigned as a director in March 2006, but continues as an executive officer .

(4)	Ms Smith retired as a director in October 2006.

(5)	Dr. Hillyard resigned as a director in April 2006.

(6)	Dr. Cowden retired in September 2006.

(7)	Dr. Farrell was appointed as a director in March 2006.

(8)	Dr. Villiger was appointed as a director in November 2006.

*	Directors’ fees.

Stock Option Grants in Fiscal 2006

Details of options to purchase our ordinary shares provided during the fiscal year ended June 30, 2006 as remuneration to each director of Pharmaxis and each of our executive officers are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details are set out in the subsequent table.

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Directors
Alan D. Robertson, Ph.D. (1)	150,000	$1.79	08/04/2015
Brett Charlton, Ph.D. (2)	105,000	1.79	08/04/2015
Denis M. Hanley	40,000	1.79	08/04/2015
Charles P.H. Kiefel	20,000	1.79	08/04/2015
Malcolm. M. McComas	20,000	1.79	08/04/2015

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Executive Officers
William B. Cowden, Ph.D (3)	100,000	$1.79	08/04/2015
John F. Crapper	100,000	1.79	08/04/2015
Ian A. McDonald, Ph.D.	20,000	1.79	08/04/2015
David M. McGarvey	100,000	1.79	08/04/2015
Gary J. Phillips	105,000	1.79	08/04/2015

(1)	Individual also serves as an executive officer.

(2)	Dr. Charlton resigned as a director in March 2006, but continues as an executive officer.

(3)	Dr. Cowden resigned in September 2006.

Stock Option Grants since June 30, 2006

On August 8, 2006 the board of directors proposed, subsequent to a review of employee and director performance for the year ended June 30, 2006, to grant 783,957 options under the Pharmaxis Employee Option Plan to executive officers and independent directors and 144,500 options to other employees. The grant of options to directors requires shareholder approval and 278,957 of the proposed option grants were approved by shareholders at our annual meeting on October 26, 2006. The remaining 505,000 executive officer options were granted together with the 144,500 options to other employees on August 15, 2006. On March 16, 2006 the board of directors proposed a grant of 200,000 options under the Pharmaxis Employee Option Plan to Dr. Peter C. Farrell upon his appointment to the Board. The grant of options to a director requires shareholder approval and the option grant to Dr Farrell was also approved by shareholders at our annual meeting on October 26, 2006. Details of grants to executive officers and directors are presented below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details for granted options are presented in the subsequent table.

In addition, on November 15, 2006 the board of directors proposed a grant of 200,000 options under the Pharmaxis Employee Option Plan to Dr. John Villiger upon his appointment to the Board. The proposed grant of options has an exercise price of $3.2258 and expire on 14 November 2016. The grant of options to a director requires shareholder approval and therefore the option grant to Dr Villiger is contingent upon a favorable vote by shareholders at our next general meeting of shareholders.

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Directors
Alan D. Robertson, Ph.D. (1)	150,000	$1.917	08/14/2016
Denis M. Hanley	40,000	1.917	08/14/2016
Peter C. Farrell, Ph.D. (2)	200,000	2.068	03/15/2016
Peter C. Farrell, Ph.D.	20,000	1.917	08/14/2016
Charles P.H. Kiefel	48,957	1.917	08/14/2016
Malcolm. M. McComas	20,000	1.917	08/14/2016

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Executive Officers
Brett Charlton, Ph.D.	105,000	1.917	08/14/2016
John F. Crapper	100,000	1.917	08/14/2016
Ian A. McDonald, Ph.D.	100,000	1.917	08/14/2016
David M. McGarvey	100,000	1.917	08/14/2016
Gary J. Phillips	100,000	1.917	08/14/2016

(1)	Individual also serves as an executive officer.

(2)	Granted to Dr. Farrell upon his appointment to the Board on March 16, 2006.

Stock Option Values

Option holdings

The numbers of options to purchase our ordinary shares held at October 31, 2006 by each director of Pharmaxis and each of the executive officers are listed below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price.

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$
Directors
Alan D. Robertson, Ph.D.(1)	1,120,000	$0.1250	11/30/2009	280,000 at each of June 30, 2000, 2001, 2002 and 2003
	960,000	0.3125	06/30/2012	240,000 at each of June 30, 2003, 2004, 2005 and 2006
	150,000	1.790	08/04/2015	37,500 at each of June 30, 2006, 2007, 2008 and 2009(2)
	150,000	1.917	08/14/2016	37,500 at each of June 30, 2007, 2008, 2009 and 2010(2)

Denis M. Hanley	640,000	0.3125	08/30/2011	640,000 at August 30, 2002
	400,000	0.3125	06/30/2012	100,000 at each of June 30, 2003, 2004, 2005 and 2006
	40,000	1.790	08/04/2015	10,000 at each of June 30, 2006, 2007, 2008 and 2009
	40,000	1.917	08/14/2016	40,000 at each October 26, 2006

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$
Peter C. Farrell, Ph.D.	200,000	2.068	04/30/2013	50,000 at each of June 30, 2007, 2008, 2009 and 2010
	20,000	1.917	08/14/2016	20,000 ay October 26, 2006

Charles P.H. Kiefel	200,000	0.3125	04/30/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007
	20,000	1.790	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009
	48,957	1.917	08/14/2016	48,957 at October 26, 2006

Malcolm. M. McComas	200,000	0.3125	07/03/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007
	20,000	1.790	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009
	20,000	1.917	08/14/2016	20,000 at October 26, 2006

Executive Officers
Brett Charlton, Ph.D.	640,000	$0.1250	11/30/2009	160,000 at each of June 30, 2000, 2001, 2002 and 2003
	480,000	0.3125	06/30/2012	480,000 at June 30, 2003
	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006
	105,000	1.790	08/04/2015	26,250 at each of June 30, 2006, 2007, 2008 and 2009(2)
	105,000	1.917	08/14/2016	26,250 at each of June 30, 2007, 2008, 2009 and 2010(2)

John F. Crapper	480,000	0.3125	06/30/2013	480,000 at July 1, 2004
	480,000	0.3125	06/30/2013	120,000 at each of June 30, 2004, 2005, 2006 and 2007(2)
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)

Ian A. McDonald, Ph.D.	50,000	1.1470	05/11/2015	April 3, 2006
	150,000	1.1470	05/11/2015	37,500 at each of June 30, 2006, 2007, 2008 and 2009(2)
	20,000	1.7900	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)
David M. McGarvey	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006(2)
	480,000	0.3125	11/30/2012	480,000 at December 1, 2003
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)

Gary J. Phillips	250,000	0.3760	11/30/2013	62,500 at each of June 30, 2004, 2005, 2006 and 2007(2)
	250,000	0.3760	11/30/2013	250,000 at December 1, 2004
	105,000	1.7900	08/04/2015	26,250 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)

(1)	Individual also serves as an executive officer.

(2)	Vesting is subject to approval of the Remuneration and Nomination Committee.

Employment Agreements

The following executive directors and executive officers have employment agreements with Pharmaxis. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Employee Option Plan. These agreements also contain certain confidentiality, intellectual property and non competition provisions that serve to protect our intellectual property rights and other proprietary information.

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

Other material terms of each of these agreements are identified below.

Alan D. Robertson, Ph.D., Chief Executive Officer and Managing Director

•	Subject to earlier termination by us, the term of Dr. Robertson’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Dr. Robertson enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$321,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation fund contributions equal to 9% of the annual base salary, or A$28,890, per year for the benefit of Dr. Robertson.

Brett Charlton, Ph.D., Medical Director and Director

•	Subject to earlier termination by us, the term of Dr. Charlton’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Dr. Charlton enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$245,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$22,050, per year for the benefit of Dr. Charlton.

John F. Crapper, Chief Operations Officer

•	Subject to earlier termination by us, the term of Mr. Crapper’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. Crapper enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$230,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$20,700, per year for the benefit of Mr. Crapper.

Ian A, McDonald, Ph.D., Chief Scientific Officer

•	Subject to earlier termination by us, the term of Dr. McDonald’s employment will last until June 30, 2007, unless the term of the employment agreement is either extended or Dr. McDonald enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$180,250, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$16,223, per year for the benefit of Dr. McDonald.

David M. McGarvey, C.A., C.P.A., Chief Financial Officer and Secretary

•	Subject to earlier termination by us, the term of Mr. McGarvey’s employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. McGarvey enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$255,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$22,950, per year for the benefit of Mr. McGarvey.

Gary J. Phillips, Head of Commercial Development

•	Subject to earlier termination by us, the term of Mr. Phillips’ employment will last until June 30, 2008, unless the term of the employment agreement is either extended or Mr. Phillips’ enters into a new employment agreement with us;

•	The employment agreement provides for an annual base salary of A$250,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We are also required to make superannuation contributions equal to 9% of the annual base salary, or A$22,500, per year for the benefit of Mr. Phillips.

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

We have entered into Deeds of Access to Documents and Indemnity agreements to indemnify our directors and certain of our executive officers and to provide contractual indemnification in addition to the indemnification provided for in our Constitution. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our Constitution also permits us, to the extent permitted by law, to secure insurance on behalf of any officer for any liability arising out of his or her actions.

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

Severance and Change of Control Agreements

Details of the severance payments owed to directors upon termination are set out above. See Item 6 - “Directors, Senior Management and Employees.”

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

Any vesting conditions determined by our board of directors must be satisfied before the employee options vest and become exercisable. Options are generally granted for no consideration. Options granted to executives and employees vest in equal tranches over a four-year period. For options granted after January 1, 2003, the annual vesting is subject to approval by the Remuneration and Nomination Committee of our board of directors. The Remuneration and Nomination Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. Independent non-executive directors are granted options on joining the Board and from fiscal 2006, are allowed to package their remuneration to include options in the company. Options are granted under the Pharmaxis Ltd Employee Option Plan. Options granted to directors upon joining the Board and options granted before fiscal 2006 vest over a period of approximately four years. Other options granted to non-executive directors vest in the year of grant. If a takeover offer is made for Pharmaxis, all options which have not yet vested, vest.

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

The Pharmaxis Employee Option Plan may be amended with any necessary approvals under the Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange. The Corporations Act 2001 and the Listing Rules of the Australian Stock Exchange prevail over the Pharmaxis Employee Option Plan to the extent of any inconsistency. The Pharmaxis Employee Option Plan is administered by the board of directors and the Remuneration and Nomination Committee.

Presented below are summaries of options granted under the Pharmaxis Employee Option Plan during fiscal 2005 and fiscal 2006. During the period between July 1, 2006 and October 31, 2006 options to purchase 1,000,957 ordinary shares were granted, options to purchase 312,500 ordinary shares were exercised, and options to purchase 190,500 ordinary shares lapsed. As of July 1, 2005, options to purchase 10,914,000 ordinary shares were outstanding, and as of October 31, 2006, options to purchase 10,189,457 ordinary shares were outstanding.

Year ended June 30, 2006

Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
12/01/1999	11/30/2009	$0.1250	2,400,000	—	1,280,000	—	1,120,000
07/01/2000	06/30/2010	0.1250	160,000	—	100,000	—	60,000
09/01/2001	08/30/2011	0.3125	640,000	—	—	—	640,000
12/02/2001	11/30/2011	0.1250	160,000	—	—	—	160,000
05/12/2003	06/30/2012	0.3125	4,548,000	—	1,046,000	—	3,502,000
05/12/2003	11/30/2012	0.3125	480,000	—	—	—	480,000
05/12/2003	04/30/2013	0.3125	216,000	—	—	—	216,000
07/01/2003	06/30/2013	0.3125	960,000	—	300,000	—	660,000
07/04/2003	07/03/2013	0.3125	200,000	—	—	—	200,000
12/09/2003	11/30/2013	0.3760	500,000	—	—	—	500,000
04/25/2004	04/24/2014	0.5080	30,000	—	7,500	—	22,500
06/04/2004	06/03/2014	0.4260	15,000	—	—	—	15,000
02/02/2005	02/01/2015	0.8340	275,000	—	—	20,000	255,000
05/12/2005	05/11/2015	1.1470	330,000	—	—	—	330,000

Year ended June 30, 2006

Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
08/05/2005	08/04/2015	1.7900		954,500			954,500
10/17/2005	10/16/2015	2.7720		155,000			155,000
02/13/2006	02/12/2016	2.1940		320,000	—	10,000	310,000
06/01/2006	05/31/2016	2.0340		111,500			111,500

			10,914,000	1,541,000	2,733,500	30,000	9,691,500

Year ended June 30, 2005

Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
12/01/1999	11/30/2009	$0.1250	2,400,000	—	—	—	2,400,000
07/01/2000	06/30/2010	0.1250	384,000	—	224,000	—	160,000
01/01/2001	12/31/2010	0.1250	96,000	—	96,000	—	—
09/01/2001	08/30/2011	0.3125	640,000	—	—	—	640,000
12/02/2001	11/30/2011	0.1250	160,000	—	—	—	160,000
05/12/2003	06/30/2012	0.3125	4,640,000	—	72,000	20,000	4,548,000
05/12/2003	11/30/2012	0.3125	480,000	—	—	—	480,000
05/12/2003	04/30/2013	0.3125	216,000	—	—	—	216,000
07/01/2003	06/30/2013	0.3125	960,000	—	—	—	960,000
07/04/2003	07/03/2013	0.3125	200,000	—	—	—	200,000
12/09/2003	11/30/2013	0.3760	500,000	—	—	—	500,000
04/25/2004	04/24/2014	0.5080	60,000	—	—	30,000	30,000
06/04/2004	06/03/2014	0.4260	15,000	—	—	—	15,000
02/02/2005	02/01/2015	0.8340	—	275,000	—	—	275,000
05/12/2005	05/11/2015	1.1470	—	330,000	—	—	330,000

			10,751,000	605,000	392,000	50,000	10,914,000

Retirement Benefits

We contribute to standard defined contribution superannuation funds on behalf of all employees at an amount of 9% of the employee’s salary. We permit employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

We contributed A$125,000, A$196,000 and A$337,000, and A$728,000 for the fiscal years ended June 30, 2004, 2005 and 2006, and the period from inception (May 29, 1998) to June 30, 2006.

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

Board of Directors

Our board of directors currently consists of six directors, including five non-executive directors, of which one is non-executive chairman. Under our Constitution, the number of directors will not, unless otherwise determined by an ordinary resolution of Pharmaxis, be less than three nor more than nine. A director need not be a shareholder of Pharmaxis. Only a person over the age of 18 may be appointed as a director.

Our directors are subject to periodic retirement and re-election by shareholders in accordance with our Constitution and the Listing Rules of the Australian Stock Exchange. At each annual general meeting, one-third of our directors who are subject to retirement by rotation or, if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any director appointed by the directors since the last annual general meeting or for whom it would be their third annual general meeting must also retire from office. Any retiring director is eligible for reappointment. Generally, the effect of the retirement by rotation provisions is that the directors retire and are subject to re-election at staggered intervals. Mr. Hanley and Dr. Farrell were re-elected as directors at our annual general meeting held on October 26, 2006.

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

Our board of directors are given all our powers to manage our business except for any powers that the Corporations Act 2001, the Listing Rules of Australian Stock Exchange or our Constitution require Pharmaxis to exercise in a general meeting. The directors may execute documents on behalf of Pharmaxis, execute negotiable instruments, delegate any of their powers to a committee of directors or to one director and may appoint any person to be our attorney and agent.

Subject to the Listing Rules of Australian Stock Exchange and the Corporations Act 2001, our directors are not prohibited from entering into proposals, arrangements and contracts in which they are interested. A director must declare to Pharmaxis the nature of their material personal interest. This notification may be a standing notification. A director is not required to give notice of an interest if the interest:

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

Audit Committee. The members of our audit committee are Messrs. Kiefel, McComas and Hanley. Mr. McComas took over as chair of the audit committee from Mr. Kiefel in October 2006. Our audit committee is responsible for:

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

Remuneration and Nomination Committee. The members of our remuneration and nomination committee are Mr. Hanley, Dr. Farrell and Dr. Robertson. Ms. Smith, and Dr. Hillyard served on the committee until their retirements. Mr. Hanley chairs the committee. The purpose of our remuneration and nomination committee is:

•	to assess the appropriate size, composition and skill mix of our board of directors;

•	to evaluate the performance of our board of directors and individual directors;

•	reviewing and recommending approval of compensation of directors and executive officers; and

•	to administer the Pharmaxis Employee Option Plan.

Committees of the Board of Directors/Corporate Governance

We have adopted a Corporate Governance Framework. In preparing the framework, we have been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council in March 2003. These recommendations are not mandatory, however departures from them are required to be fully disclosed in our annual report which is sent to shareholders and publicly disclosed through the Australian Stock Exchange. Conscious of the need for our policies to be appropriate for Pharmaxis, we have identified several areas where we are best served by policies that differ from the Best Practice Recommendations. However, the Board expects that our Corporate Governance Framework will continue to change as Pharmaxis progresses its business, as we grow in operational complexity, as the shareholder base of the company grows.

The Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require foreign private issuers, such as Pharmaxis, to comply with various corporate governance practices. In addition, Nasdaq has recently made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 4350 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary for Pharmaxis to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•	Nasdaq requirement under Rule 4350(f) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares – The Listing Rules of Australian Stock Exchange do not have an express requirement that each issuer listed with Australian Stock Exchange have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently five persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the Australian Stock Exchange and is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rules 4350(c)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present – The Nasdaq and Australian Stock Exchange definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The Australian Stock Exchange, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the Australian Stock Exchange does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our board composition is consistent with the requirements of the Australian Stock Exchange and that it is appropriate and typical of generally accepted business practices in Australia.

•	The Nasdaq requirements under Rule 4350(d) (other than Rule 4350(d)(2)(A)(ii), which we will comply with) relating to the composition of the audit committee and the audit committee charter – The Nasdaq and Australian Stock Exchange audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and Australian Stock Exchange also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. Issuers listed on the Australian Stock Exchange are required under applicable listing standards to establish an audit committee consisting only of non-executive directors, a majority of independent directors, an independent chair, and at least three members, and adopt a formal audit committee charter which sets out the roles and responsibilities, composition, structure and membership requirements of the audit committee, or publicly disclose that it has not done so. We have an audit committee and audit committee charter that are consistent with the requirements of the Australian Stock Exchange and which we believe are appropriate and typical of generally accepted business practices in Australia. We also comply and will continue to comply with Nasdaq Rule 4350(d)(3) relating to audit committees responsibilities and authority required by SEC Rule 10A-3(b)(2)-(5); and

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

Remuneration Committee Interlocks and Insider Participation

As noted above, the remuneration and nomination committee of our board consists of Mr. Hanley, Dr. Farrell and Dr. Robertson. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

D.	Employees

The table below presents certain information regarding our employees and full time contractors as of June 30, 2004, 2005 and 2006, respectively.

	As of June 30,
	2004	2005	2006
Research and development – Sydney	8	11	22
Research and development – Canberra	8	8	7
Manufacturing	8	15	20
Commercial	1	2	10
Administration	3	5	6

	28	41	65

Our main office facility at Frenchs Forest, Sydney was established in November 2002. We also have a research group based of seven at the Australian National University (ANU), Canberra, a research group of four based in North Ryde, Sydney, a commercial team of two based in the United Kingdom, and five sales staff based around Australia. Six of the researchers based at the ANU are contracted completely to Pharmaxis by ANU Enterprises Pty Ltd under a service agreement between ANU Enterprises Pty Ltd and Pharmaxis. Five of the Australian sales staff are contracted completely to Pharmaxis under a service agreement between a labor hire firm and Pharmaxis.

Each of our full time employees enter into an agreement with a term of employment of between two to three years at which time the employment can be extended with the agreement of the parties. We also engage casual employees from time to time who enter into contracts of employment with us. We do not have any “at will” employees, as this concept is not customary in Australia. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment. Our standard contract of employment for full time and part time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months notice without cause (as set out in the relevant employee’s contract of employment). Our standard contracts of employment for casual employees provide that we can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our executive officers, see “Item 6 – Directors, Senior Management and Employees.” Minimum notice periods may be prescribed for certain of our employees under applicable Australian law. The notice periods in our contracts of employment are equal to or exceed the minimum requirements.

On December 9, 2002, we entered into a services agreement with ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) pursuant to which ANU Enterprises Pty Ltd agrees to use its best endeavors to provide Pharmaxis with research staff on employment terms acceptable to Pharmaxis and human resource management services. We have an arrangement with the John Curtin School of Medical Research (part of the Australian National University)

to provide the research staff engaged under the services agreement with access to the John Curtin School of Medical Research. Any intellectual property created by the research staff under the services agreement is owned by and vests in Pharmaxis. We have granted the Australian National University a royalty free, irrevocable and perpetual non-exclusive license to use the intellectual property and confidential information generated under the services agreement for non-commercial research purposes. We have advised ANU Enterprises Pty Ltd that we will not be renewing the service when it expires on December 31, 2006 and we have advised the John Curtin School of Medical Research that we will not be requiring access to the school from December 31, 2006.

None of our full time employees are represented by any collective bargaining unit. Our employees are subject to certain minimum standards and conditions of employment under Australian law.

We believe that we maintain good relations with all of our employees and contractors.

E.	Share Ownership

For information with respect to our ordinary shares held by the persons listed above in “Management – Directors and Executive Officers” and options granted to them on our ordinary shares, see Item 7A and Item 6 - “Directors, Senior Management and Employees.”

For a description of any arrangements involving employees in the capital of Pharmaxis, see “Management – Employee Option Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of November 17, 2006 by the following persons:

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

The below table lists applicable percentage ownership based on 177,240,092 ordinary shares outstanding as of November 30, 2006. Options to purchase our ordinary shares that are exercisable within 60 days of November 30, 2006 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia.

	Beneficial Ownership		Percentage of Shares Outstanding
Individual/Group	Shares Beneficially Owned(1)	Options Exercisable within 60 Days
5% Shareholders
Orbis Global Equity Fund Limited	24,928,314	—	14.1%
The Australian Bioscience Trust(3)	14,307,220	—	8.1%
Acorn Capital Limited(4)	9,750,932	—	5.5%

Executive Officers and Directors
Alan D. Robertson, Ph.D.(5)	2,217,500	2,117,500	1.3%
Brett Charlton, Ph.D.	1,646,250	986,250	*
John F. Crapper	985,000	985,000	*
Ian A. McDonald, Ph.D.	92,500	92,500	*
David M. McGarvey(6)	1,030,000	985,000	*
Gary J. Phillips	470,414	463,750	*
Denis M. Hanley(7)	1,896,661	1,090,000	1.1%
Peter C. Farrell, PhD	121,645	20,000	*
Charles P.H. Kiefel	403,957	203,957	*
Malcolm J. McComas(8)	314,999	175,000	*
John Villiger	—	—	—
All executive officers and directors as a group (10 persons)	9,954,840	7,895,207	5.6%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Includes ordinary shares issuable pursuant to options exercisable within 60 days of October 31, 2006. The figures represent the amounts last notified to Pharmaxis unless otherwise stated. The relevant shareholders may have acquired or disposed of share since the last notification that are not reflected. However, any such transaction that resulted in a change of one percent or greater would require the notification of such to Pharmaxis.

(2)	Consists of 3,265,000 ordinary shares and 1.1 million ADSs held by Orbis Global Equity Fund Limited and or companies associated with Orbis Global Equity Fund Limited.

(3)	All of these shares are held of record by Perpetual Trustees Nominees Limited, in its capacity as trustee of the Australian Bioscience Trust, and Perpetual Trustees Nominees Limited disclaims beneficial ownership of all such shares. GBS Venture Partners Ltd, or GBS, in its capacity as investment manager of the Australian Bioscience Trust, may be deemed to have beneficial ownership of all such shares.

(4)	All of these shares are held of record by nominee and trustee companies on behalf of Acorn Capital Limited, in its capacity as discretionary investment manager to certain superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. Acorn Capital Limited has sole voting and dispositive power over these shares.

(5)	Includes 100,000 ordinary shares held by Dr. Robertson’s spouse.

(6)	Includes 5,000 ordinary shares held by McGarvey Investments Pty Ltd., of which Mr. McGarvey’s spouse is the sole director and shareholder. Mr. McGarvey disclaims beneficial ownership over the shares held by McGarvey Investments Pty Ltd.

(7)	Includes 201,333 ordinary shares held partially by a trust and partially by a superannuation fund of which Mr. Hanley is a beneficiary. Also includes 16,664 and 21,664 ordinary shares held by Mr. Hanley’s spouse and Mr. Hanley’s daughter respectively.

(8)	Includes (i) 100,000 ordinary shares held by Movilli Pty Ltd, and (ii) 26,666 ordinary shares held by Bunyula Super Pty Ltd. Mr. McComas has shared voting and dispositive power over the shares held by these two entities. Also includes 13,333 ordinary shares held by Mr. McComas’ spouse.

Significant Changes to Percentage Ownership of Principal Shareholders

The following table presents information with respect to certain significant changes in percentage ownership of our ordinary shares held by beneficial holders of more than five percent of our ordinary shares since June 30, 2004.

5% Shareholder	Date		% of Shares Beneficially Owned	Change in % of Shares Beneficially Owned
The Australian Bioscience Trust	08/28/2002	(1)	33.5%	(25.3)%
	11/10/2003	(2)	18.7	(14.4)
	03/11/2005	(3)	11.9	(3.1)
	11/30/2005	(7)	8.2	(3.7)
	10/31/2006	(10)	8.1	(0.1)
Acorn Capital Limited	11/10/2003	(2)	3.0	3.0
	02/27/2004	(4)	5.2	2.2
	06/24/2004	(5)	6.2	1.0
	09/13/2004	(6)	7.2	1.0
	11/11/2005	(8)	5.6	(1.6)
	10/31/2006	(9)	5.5	(0.1)

Orbis Global Equity Fund Limited	11/11/2005	(10)	11.3	11.3
	10/31/2006	(11)	12.3	1.0
	11/29/2006	(12)	14.1	1.8

(1)	After giving effect to shares purchased by the listed entity as part of the first closing of the private placement of our “B” class convertible redeemable preference shares in August 2002.

(2)	After giving effect to shares purchased by the listed entity as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003.

(3)	After giving effect to the sale of 4,204,800 ordinary shares in private transactions on March 11, 2005.

(4)	After giving effect to (i) 3,200,000 ordinary shares purchased by Acorn Capital Limited as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003 and (ii) 2,377,359 ordinary shares purchased in private transactions from September 24, 2003 to February 27, 2004.

(5)	After giving effect to the purchase of 1,109,441 ordinary shares in private transactions from March 1, 2004 to June 24, 2004.

(6)	After giving effect to the purchase of 1,130,559 shares in private transactions from June 28, 2004 to September 13, 2004.

(7)	After giving effect to the sale of 1,732,980 ordinary shares in an overallotment option on November 30, 2005

(8)	After giving effect to the issue of shares by the company in November 2005 in its US public offering and Australian private placement, and after giving effect to the purchase of 1,933,573 ordinary shares on October 1, 2004

(9)	After giving effect to the issue of shares by the company in the period November 12, 2005 to October 31, 2006 subsequent to the exercise of options granted under the Pharmaxis Employee Option Plan.

(10)	After giving effect to shares purchased by the listed entity as part of the US public offering of our ADS and Australian private placement of our ordinary shares in November 2005.

(11)	After giving effect to the purchase of 2,094,341 ordinary shares in private transactions from January 1, 2006 to November 3, 2006.

(12)	After giving effect to the purchase of 3,067,973 ordinary shares in private transactions on November 29, 2006.

We are not aware of any other significant changes in percentage ownership with respect to our principal shareholders resulting from their respective purchases or sales of our ordinary shares.

Our major shareholders do not have different voting rights.

As of October 31, 2006, two percent of our ordinary shares were held in the United States by seven holders of record, and 94% of our ordinary shares were held in Australia by 4,072 holders of record.

As of October 31, 2006, 1,279,141 ADSs, representing 19,187,115 ordinary shares, were outstanding in the United States, all of which were held of record by Cede & Co.

B.	Related Party Transactions

Share Sales

Nil

Stock Options Granted to Executive Officers and Directors

See Item 6 - “Directors, Senior Management and Employees.”

Relationships and Transactions with The Principal Funds Management Pty Ltd

Messrs. Hanley and Kiefel are directors and shareholders of The Principal Funds Management Pty Ltd. Cameron Billingsley of PFM Legal Pty Ltd, our primary legal counsel in Australia, serves as a director of The Principal Funds Management Pty Ltd. We paid PFM Legal Pty Ltd $Nil, $107,684 and $205,563 for legal services in each of the years ended June 30, 2004, 2005 and 2006 respectively.

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

None

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

		High	Low
		A$	A$
Fiscal Year 2004	From November 10, 2003 to June 30, 2004	$0.570	$0.340

Fiscal Year 2005	First Quarter	$0.860	$0.485
	Second Quarter	0.940	0.730
	Third Quarter	1.310	0.730
	Fourth Quarter	1.850	1.020
	Full Year	1.850	0.485

Fiscal Year 2006	First Quarter	2.970	1.530
	Second Quarter	3.280	1.750
	Third Quarter	2.560	1.780
	Fourth Quarter	2.560	1.710
	Full Year	3.280	1.530

Fiscal 2007 (through November 30, 2006)		3.450	1.680

Most Recent Six Months
June 2006		2.180	1.710
July 2006		2.060	1.680
August 2006		2.340	1.850
September 2006		2.440	1.840
October 2006		3.190	2.210
November 2006		3.450	2.740

American Depositary Shares (ADS)

The following tables present, for the periods indicated, the high and low market prices for our ADSs as reported on the Nasdaq Global Market since August 29, 2005, the date on which our ADSs were initially quoted. Prior to the initial quotation of our ADSs on the Nasdaq Global Market on August 29, 2005, our ADSs were not regularly traded in any organized market and were not liquid.

		High	Low
		U.S.$	U.S.$
Fiscal Year 2006	First Quarter (from August 29, 2005)	$34.060	$19.440
	Second Quarter	35.980	21.550
	Third Quarter	28.000	20.500
	Fourth Quarter	29.000	20.000
	From August 29, 2005 to June 30, 2006	35.980	19.440

	Fiscal 2007 (through November 30, 2006)	43.250	19.440

	Most Recent Six Months
	June 2006	24.450	20.000
	July 2006	24.000	19.440
	August 2006	25.500	20.050
	September 2006	25.800	20.650
	October 2006	33.700	24.180
	November 2006	43.250	31.500

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the Australian Stock Exchange Ltd. and are traded on the Nasdaq Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Description of Share Capital

Not applicable

B.	Constitution

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

Proportional Takeover

Our Constitution contains what is known as a proportional takeover provision which provides that the registration of transfers giving effect to a takeover for only a specified proportion of Pharmaxis is prohibited until a resolution to approve the bid is passed by shareholders of the bid class of securities. The resolution is passed if the proportion of bid class shareholders accepting the resolution is greater than 50%. The proportional takeover provision in our Constitution expires every three years. At our annual general meeting on October 26, 2006 shareholders approved the renewal of the proportional takeover provision in our Constitution until October 26, 2009. Shareholders may prior to or after that time again renew the applicability of the proportional takeover provision at a general meeting.

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

License Agreement with the Sydney South West Area Health Service

On October 10, 2001, we entered into a license agreement with Sydney South West Area Health Service. Pursuant to the license agreement, Sydney South West Area Health Service grants us an exclusive, worldwide license, which is able to be sublicensed, to exploit certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis.

There is no fixed expiry date for the license agreement. The term of the license in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the Sydney South West Area Health Service intellectual property in that country or until the expiry of the last registered patent in that country. The license may be terminated earlier by either party if there is a breach of the agreement by a party and that party fails to remedy the breach within 30 days after receiving notice to do so, or if any party becomes insolvent or if we determine in our commercial judgment that it is not prudent to continue the license. If we decide not to obtain product approval in any country, we will not unreasonably refuse to convert the license into a non-exclusive license for that country.

We must bear the cost of maintaining the relevant registered Sydney South West Area Health Service intellectual property and must use our reasonable commercial endeavors to exploit and undertake research and development of the intellectual property.

We may at our own cost prosecute applications for any new patentable inventions arising in the course of exploiting the Sydney South West Area Health Service intellectual property, in our name. If we do not seek patent protection for the new patentable invention in any country, Sydney South West Area Health Service may at its own cost file patent applications.

For the term of the license, we are liable to pay the royalties described below to Sydney South West Area Health Service on the net sales of products and services which exploit the Sydney South West Area Health Service intellectual property.

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

To date, we have not paid Sydney South West Area Health Service any royalty or license fees. We are not able to accurately estimate the aggregate amount of potential payments that may be due to Sydney South West Area Health Service as this amount will be a function of the future sales of our applicable products and the percentage royalty and license fees set out above.

We have agreed to indemnify Sydney South West Area Health Service against all loss and damage that Sydney South West Area Health Service may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the license by us. Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party’s property or injury to or death of any of the other party’s personnel arising out of the agreement.

Subject to a policy being available on commercially reasonable terms, we must maintain a product liability insurance policy naming Sydney South West Area Health Service, both during the term of the agreement and for a period of six years after the termination of the agreement.

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

AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed

On August 12, 2004, we entered into a funding deed with the Commonwealth of Australia under the AusIndustry P3 Pharmaceuticals Partnerships Program. The term of the funding deed is until June 30, 2008. Subject to us expending certain eligible expenditure and undertaking certain eligible activities in connection with projects for the development of new treatments for autoimmune diseases (multiple sclerosis and rheumatoid arthritis) and the development of new treatments for chronic respiratory disease, the Commonwealth of Australia may, as of June 30, 2006, pay us a total amount of A$3.6 million between July 2006 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. As at June 30, 2006, we have received A$848,476 under the funding deed.

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

Research and Development Start Program Grant Agreement

On June 17, 2003, we entered into a grant agreement with the Commonwealth of Australia under the research and development Start Grant Program. The Commonwealth of Australia has provided us with a grant of 50% of our eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3.0 million payable over the period to December 31, 2005. At June 30, 2006, we had received the aggregate maximum of A$3.0 million. The grant agreement formally terminates on December 31, 2010. We have ongoing reporting obligations beyond the project completion date until the termination of the grant agreement.

We must use our best endeavors to commercialize the project for the development of a new treatment for cystic fibrosis on normal commercial terms within a reasonable time of completion of the project. We must provide reports to the Commonwealth of Australia in the first, third and fifth years after the completion of the grant funding which occurred in December 2005.

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

The following is a summary of certain material Australian income tax and U.S. federal income tax considerations related to the ownership and disposition of our ordinary shares or ADSs that may be relevant to you if you are a U.S. Holder (as defined below). This summary is based on the Australian and U.S. tax laws currently in effect. Summary information is also provided in relation to the Tax Laws Amendment (2006 Measures No. 4) Bill 2006 (Commonwealth of Australia) (“TLAB 2006”) which has currently been tabled before the Australian Senate for consideration and approval. If the TLAB 2006 is enacted into Australian law in its current form, it will impact on the calculation of any tax that may be payable by U.S. Holders on capital gains realized from the sale of our ordinary shares or ADSs. The term “U.S. Holder” means a beneficial owner of our ordinary shares or ADSs that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a domestic corporation, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Australian Taxation

The following summary of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the International Tax Agreements Act 1953, or IntTAA with the United States Convention as amended by the United States Protocol, or USDTA, public taxation rulings and available case law current as at the date of this annual report, or collectively referred to in this section as Australian Taxation Laws. The Australian Taxation Laws and their interpretation are subject to change at any time. We note in particular that there may be a change to the manner in which any tax that may be payable by U.S. Holders on capital gains realized from the sale of our ordinary shares or ADSs will be calculated if the TLAB 2006 is enacted into law.

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

Impact of the Tax Laws Amendment (2006 Measures No. 4) Bill 2006 (Commonwealth of Australia) if Enacted in its Current Form

If the TLAB 2006 is enacted into Australian law in its current form, the summary relating to Australian tax that may be payable on capital gains by U.S. Holders set out above will become out of date and a U.S. Holder will not be subject to any Australian tax with respect to any capital gains made from the sale of any of our shares or ADSs.

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

Based on an analysis of our gross income and the value of our assets, we believe that we were a PFIC for our taxable years ended June 30, 2006, June 30, 2005 and June 30, 2004. We do anticipate being a PFIC in our current taxable year.

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

Not applicable

G.	Experts

Not applicable.

H.	Documents on Display

We will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable

C.	Not applicable

D.	Not applicable

E.	Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management team, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the June 30, 2006. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of June 30, 2006 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

We have adopted a Code of Conduct that applies to the Chief Executive Officer and all senior financial officers, or persons performing similar functions, of the Company. A copy of the Company’s Code of Conduct is attached as an exhibit to this annual report on Form 20-F. The Code of Conduct is also posted on the Company’s website at www.pharmaxis.com.au. Any future changes to the Code of Conduct will be posted on the Company’s website within five business days of the change being effective.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2006 and June 30, 2005 by PricewaterhouseCoopers , the Company’s principal accounting firm.

	Years ended June 30,
	2005	2006
	(in thousands)
Audit fees	$507	$678
Audit-related fees	—	—
Tax	—	26
Other	—	—

	$507	$704

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are included as the “F” pages attached to this report

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this report

EXHIBIT NO.	DESCRIPTION
1.1	Constitution*

2.1	Form of American Depositary Receipt (included in Exhibit 2.2) *

2.2	Form of Depositary Agreement (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120026) filed by the Company with the Commission on October 28, 2004)

4.1	Form of Deed of Access to Documents and Indemnity entered into with Company Directors and Company Secretary*

4.2	Form of Employment Agreement entered into with Company Officers*

4.3	Lease dated August 22, 2006 between Trust Company of Australia Ltd and the Company

4.4	Agreement dated October 14, 1999 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd), as amended*

4.5	Patent License Agreement dated October 10, 2001 between the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd) and Sydney South West Area Health Service (formerly Central Sydney Area Health Service) *

4.6	Service Agreement dated December 9, 2002 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company, as amended*

4.7	R&D Start Grant Program Grant Agreement dated June 17, 2003 between the Commonwealth of Australia (acting through the Industry Research and Development Board) and the Company*

4.8	Pharmaceuticals Partnerships Program P3 Funding Agreement dated August 12, 2004 between the Commonwealth of Australia (represented by the Department of Industry, Tourism and Resources) and the Company*

11.	Code of Conduct

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 000-51505)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PHARMAXIS LTD

By:	/s/ David M. McGarvey
	Name:	David M. McGarvey
	Title:	Chief Financial Officer

Date: December 6, 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pharmaxis Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of Pharmaxis Ltd and its subsidiary (a development stage enterprise) at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 and, cumulatively, for the period from May 29, 1998 (date of inception) to June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule represents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

5 December 2006

Liability limited by a scheme approved under Professional Standards Legislation

Pharmaxis Ltd

(A Development Stage Enterprise)

Balance Sheets

(Australian dollars)

	As of June 30,
	2005	2006
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$33,268	$97,840
Grant receivable	106	400
Accounts receivable	—	7
Inventory	—	100
Other current assets	718	964

Total current assets	34,092	99,311
Property, plant and equipment, net	2,376	3,289
Intangible assets, net	1,106	1,057
Other long-term assets	262	556

Total assets	$37,836	$104,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$757	$813
Accrued compensation	484	844
Accrued clinical development liabilities	546	3,013
Income tax payable	—	5
Other accrued liabilities	582	650

Total current liabilities	2,369	5,325
Commitments and Contingencies (Refer to note 14)
Shareholders’ equity:
Ordinary shares, $Nil par value; 134,770,092 and 176,903,592 shares issued at June 30, 2005 and 2006, respectively	56,339	137,492
Foreign currency translation reserve	—	1
Deficit accumulated during the development stage	(20,872)	(38,605)

Total shareholders’ equity	35,467	98,888

Total liabilities and shareholders’ equity	$37,836	$104,213

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Operations

(Australian dollars)

	Years ended June 30,			Period from inception (May 29, 1998) to June 30, 2006

	2004	2005	2006
	(in thousands, except per share data)
Revenue	$—	$—	$8	$8
Cost of goods sold	—	—	2	2

Gross profit	—	—	6	6
Operating expenses:
Research and development	4,806	7,885	14,982	29,646
General and administrative	2,182	3,105	4,005	10,555
Commercial	—	807	1,764	2,571
Amortization of intangible assets	89	90	136	621
Fair value of stock options issued to employees related to:
Research and development	253	115	613	1,366
Commercial	—	116	175	291
General and administrative	279	29	335	862

Total operating expenses	7,609	12,147	22,011	45,913

Loss from operations	(7,609)	(12,147)	(22,005)	(45,907)
Interest and other income	1,123	1,702	4,282	7,538
Foreign currency gain (loss)	—	—	(5)	(5)
Amortization of preference share issue expenses	(161)	—	—	(226)

Net loss before income tax	$(6,647)	$(10,445)	$(17,728)	$(38,600)
Income tax expense	—	—	(5)	(5)
Net loss	$(6,647)	$(10,445)	$(17,733)	$(38,605)

Basic and diluted net loss per share	$(0.09)	$(0.08)	$(0.11)	$(0.78)

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Changes in Shareholders’ (Deficit) Equity

(Australian dollars)

	Ordinary shares		Accumulated Deficit	Foreign Currency Translation Reserve	Total Shareholders’ (Deficit) Equity
	Shares	Amount
	(in thousands, except share data)
Balance at inception (May 29, 1998)	—	—	—	—	—
Issuance of ordinary shares at $0.125 per share for cash on incorporation of the Company in May 1998	808	—	—	—	—
Issuance of ordinary shares at $0.125 per share as consideration for patent license	11,200,000	1,400	—	—	—
Fair value of stock options issued to directors and employees in year ended June 30, 2000	—	74	—	—	—
Fair value of stock options issued to directors and employees in year ended June 30, 2001	—	77	—	—	—
Fair value of stock options issued to directors and employees in year ended June 30, 2002	—	70	—	—	—
Net loss for period from inception to June 30, 2002	—	—	(1,667)	—	—
Cancellation of common stock	(808)	—	—	—	—
Fair value of stock options issued to directors and employees	—	383	—	—	—
Net loss	—	—	(2,113)	—	—

Balance at June 30, 2003	11,200,000	2,004	(3,780)	—	(1,776)
Conversion of “A” and “B” class convertible redeemable preference shares to ordinary shares	46,816,000	11,631	—	—	11,631
Issuance of ordinary shares at $0.50 per share for cash in initial public offering of Company in Australia in November 2003, net of issuance costs	50,000,000	22,891	—	—	22,891
Fair value of stock options issued to directors and employees	—	532	—	—	532
Net loss	—	—	(6,647)	—	(6,647)

Balance at June 30, 2004	108,016,000	37,058	(10,427)	—	26,631
Issuance of ordinary shares at $0.75 per share for cash in private placement to Australian institutional and sophisticated investors closed in December 2004, net of issuance costs	22,000,000	15,702	—	—	15,702
Share purchase plan closed in December 2004 at $0.75 per share, net of issuance costs	4,362,092	3,256	—	—	3,256
Issuance of ordinary shares upon exercise of employee options	392,000	63	—	—	63
Fair value of stock options issued to directors and employees	—	260	—	—	260
Net loss	—	—	(10,445)	—	(10,445)

Balance at June 30, 2005	134,770,092	$56,339	$(20,872)	—	$35,467
Issuance of ordinary shares at $2.1899 per share cash in public offering to U.S. public investors closed in November 2005, net of issuance costs	19,500,000	38,154	—	—	38,154
Issuance of ordinary shares at $2.20 per share for cash in private placement to Australian institutional and sophisticated investors closed in November 2005, net of issuance costs	19,900,000	41,278	—	—	41,278
Issuance of ordinary shares upon exercise of employee options	2,733,500	598	—	—	598
Fair value of stock options issued to directors and employees	—	1,123	—	—	1,123
Net loss	—	—	(17,733)	—	(17,733)
Gain on translation of foreign currency net assets	—	—	—	1	1
Balance at June 30, 2006	176,903,592	$137,492	$(38,605)	$1	$98,888

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Cash Flows

(Australian dollars)

	Years ended June 30,			Period from inception to June 30, 2006

	2004	2005	2006
	(in thousands)
Cash flows from operating activities:
Net loss	$(6,647)	$(10,445)	$(17,733)	$(38,605)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and impairment of plant & equipment	353	489	763	1,827
Amortization and impairment of intangible assets	89	90	137	622
Amortization of preference share issue expenses	161	—	—	226
Write-off of non-current assets	—	—	40	40
Fair value of stock options issued for service	532	260	1,124	2,520
Change in assets and liabilities:
Accounts receivable	—	—	(7)	(7)
Inventory	—	—	(100)	(100)
Prepaid expenses and other current assets	(180)	(454)	(246)	(964)
Grant receivable	63	(106)	(294)	(400)
Other long-term assets	(16)	(2)	(294)	(556)
Accounts payable	132	512	56	813
Accrued compensation	196	190	67	551
Accrued clinical development liabilities	793	(260)	2,468	3,014
Income tax payable	—	—	5	5
Other accrued liabilities	(244)	446	361	943

Net cash used in operating activities	(4,768)	(9,280)	(13,653)	(30,071)

Cash flows from investing activities:
Purchases of property, plant and equipment	(360)	(1,541)	(1,716)	(5,156)
Payment for patent and trademark applications	(46)	(33)	(88)	(279)

Net cash used in investing activities	(406)	(1,574)	(1,804)	(5,435)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	22,891	18,958	79,432	121,281
Proceeds from issuance of ordinary shares from the exercise of employee options	—	63	597	660
Proceeds from issuance of “A” class convertible redeemable preference shares, net of issuance costs	—	—	—	2,000
Proceeds from issuance of “B” class convertible redeemable preference shares, net of issuance costs	—	—	—	9,405

Net cash provided by financing activities	22,891	19,021	80,029	133,346

Net increase in cash and cash equivalents	17,717	8,167	64,572	97,840
Cash and cash equivalents at beginning of period	7,384	25,101	33,268	—

Cash and cash equivalents at end of period	$25,101	$33,268	$97,840	$97,840

Supplemental non-cash activities:
Issuance of ordinary shares on conversion of “A” and “B” class convertible redeemable preference shares	$11,631	$—	$—	$11,631

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements

(for the years ended June 30, 2004, 2005 and 2006 and for the period from inception

(May 29, 1998) to June 30, 2006)

(in A$ thousands, except share and per share amounts)

1. Organization of the Company

Pharmaxis Ltd (the “Company”) was incorporated on May 29, 1998 in the Australian Capital Territory, Australia. On June 6, 2002 the Company changed its name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Pty Ltd. On September 5, 2003 the Company changed its name from Pharmaxis Pty Ltd to Pharmaxis Ltd. The Company was listed on the Australian Stock Exchange on November 10, 2003 following its initial public offering and on the NASDAQ Global Market on August 29, 2005.

The Company’s primary activities since incorporation have been the purchase of a license for our autoimmune technology from the Australian National University; conducting research in the area of autoimmune diseases; the filing of five new patent families; commencing preclinical development of one autoimmune candidate (PXS25); obtaining a license for our respiratory technology from the Sydney South West Area Health Service; establishing our own manufacturing facility for the production of Aridol and Bronchitol to standards of Good Manufacturing Practice; obtaining a license to manufacture to GMP from the Australian Therapeutics Goods Administration; commencing and successfully completing an Australian Phase III clinical trial and a U.S. Phase III clinical trial of our lung capacity test Aridol for the diagnosis of the existence and severity of asthma; obtaining regulatory marketing approval in Australian and Sweden, commencing and successfully completing a 60 patient, four center Phase II clinical trial of Bronchitol for the disease bronchiectasis; commencing and successfully completing a 59 patient, eight center Phase II clinical trial of Bronchitol for the disease cystic fibrosis; establishing a management team with relevant experience in sales and marketing, manufacturing, clinical trial management, regulatory affairs and finance; initial Aridol sales in Australia and listing the Company on the Australian Stock Exchange and the NASDAQ Global Market.

2. Basis of Presentation

Pharmaxis Ltd is an Australian company and its operations are located there. Accordingly, its books of account are maintained in Australian dollars and its annual and interim financial statements are prepared in accordance with Australian International Financial Reporting Standards (“AIFRS”). These financial statements are presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars and are rounded to the nearest thousand, except share and per share data.

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions are eliminated.

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

The Company has recorded foreign currency transaction losses of $0, $0, $5 and $5 for each of the years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006, respectively. The Company has recorded foreign currency transaction gains of $0, $0, $0 and $2 for each of the years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006, respectively.

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

Impairment of Long-Lived Assets

The Company reviews its capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, the Company estimates undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment.,

Interest Income

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instruments.

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

The Company has received grants under certain government research agreements that partially fund eligible research expenditure on certain of the Company’s research projects. The grants are recognized against the related research and development expenses as and when the relevant research expenditure is incurred. Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as receivables and included on the balance sheet.

Patent and License Costs

Costs to purchase patent licenses and application costs for new patents are capitalised and amortised over the life of the patent. All of the Company’s patents and licenses have finite lives with the remaining lives ranging from 9 to 20 years at June 30, 2006.

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

Leased Assets

All of the Company’s leases for the years ended June 30, 2004, 2005, and 2006 are considered operating leases. The costs of operating leases are charged to the statement of operations on a straight-line basis over the lease term.

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

Net Loss Per Share and Anti-dilutive Securities

Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No, 128 – Earnings Per Share (SFAS 128). Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. All the share information presented for the fiscal year 2004 and for the period from inception to June 30, 2006 have been retroactively adjusted to give effect to the 8 for 1 share split in November 2003. The potentially dilutive options issued under the Pharmaxis Employee Option Plan and the “A” and “B” class convertible redeemable preference shares were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

Sales Revenue

Sales revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and sales deductions such as discounts and incentives. Revenue from the sale of goods is recorded when goods have been dispatched and title passes to the customer.

Inventory

Raw materials, work in progress and finished goods are stated at the lower of cost or market. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

Stock-based Compensation

Prior to 2006, the Company accounted for stock–based compensation utilizing the fair value recognition provisions of SFAS No. 123. Under SFAS No. 123, stock–based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R “Share–Based Payment.” SFAS No 123R is a revision of SFAS No. 123 “Accounting for Stock–Based Compensation.” Among other items, SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first annual reporting period beginning after June 15, 2005. SFAS 123R permits companies to adopt its requirements using a “modified prospective” method. Under the “modified prospective” method, stock-based compensation is recognized for new awards, the modification, repurchase or cancellation of awards, and the remaining portion of service under previously granted, unvested awards outstanding as of the date of adoption. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on pro–forma disclosures made in accordance with SFAS 123. The Company adopted SFAS 123R beginning July 1, 2006 using the modified prospective method therefore, prior periods were not restated. There were no transitional adjustments on adoption of SFAS 123(R)

Prior to 2006, the Company utilized a standard option pricing model, such as Black-Scholes, to measure the fair value of stock options granted to employees. The following assumptions were used to estimate the fair value of the options outstanding: dividend yield and expected volatility of 50%, risk free rate between 5.15% and 6.45%, and expected lives of 6 years.

Effective July 1, 2006, the Company adopted the provisions of SFAS 123R using the graded-vesting attribution method. Under this method, the Company recognizes compensation cost related to service based awards ratably over the requisite service period.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the possible impact of FIN 48 on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. We believe that SAB 108 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in

GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We believe that SFAS No. 157 will not have a material impact on our consolidated financial statements.

In September 2006 the FASB also issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. Because we do not have a defined benefit pension plan or other qualifying post retirement plan our adoption of SFAS No. 158 is not expected to have a material effect on our consolidated financial position or results of operations.

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

4. Related Party Transactions

In November 2003, The Principals Funds Management Pty Ltd, an entity in which the Company’s directors DM Hanley and CPH Kiefel hold shares, was paid a fee of $45 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Company’s Australian initial public offering, as consideration for a firm commitment by The Principals Funds Management Pty Ltd to subscribe for shares in the Australian initial public offering.

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

Messrs. Hanley and Kiefel are directors and shareholders of The Principal Funds Management Pty Ltd. Cameron Billingsley of PFM Legal Pty Ltd, our primary legal counsel in Australia, serves as a director of The Principal Funds Management Pty Ltd. We paid PFM Legal Pty Ltd $Nil, $108 and $206 for legal services in each of the years ended June 30, 2004, 2005 and 2006 respectively.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of June 30,
	2005	2006
	(in thousands)
Plant and equipment	$2,966	$4,772
Leasehold improvements	166	162
Motor vehicles	92	114
Capital work in process	216	—

	3,440	5,048
Accumulated depreciation and amortization	(1,064)	(1,759)

Property, plant and equipment, net	$2,376	$3,289

Depreciation and amortization expense was $353, $489, $763 and $1,827 for the fiscal years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006, respectively. The 2006 expense includes an impairment charge of $109 in relation to an item of plant & equipment that was taken out of service.

6. Intangible Assets

Intangible assets consist of the following:

	As of June 30,
	2005	2006
	(in thousands)
Patent license	$1,400	$1,400
Patent applications	189	174
Trademark applications	2	59

	1,591	1,633
Accumulated amortization	(485)	(576)

Intangible assets, net	$1,106	$1,057

The patent license was acquired in October 1999 from Anutech Pty Limited, an agent for the Australian National University. A license to the acquired technology was previously held by Praxis Pharmaceuticals Inc, a related party. The license was granted to Pharmaxis Ltd by Anutech at the request of Praxis Pharmaceuticals Inc, in consideration for which Praxis Pharmaceuticals Inc was issued 1.4 million ordinary shares in the Company. The license was included in long-term assets on the balance sheet at its estimated fair value of $1,400 at the time of the purchase. The patents underlying the license relate to potential treatments for autoimmune diseases. The license is an exclusive, worldwide sub-licensable license within the field of phosphosugars as ethical therapeutics. A royalty is payable to Anutech, calculated based on revenue, net of expenses, received by the Company in connection with the Company’s use of the related intellectual property. In addition the Company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the patents underlying the license. Trademark applications included registration of the “Aridol” and “Bronchitol” names. The 2006 amortization expense of $137 includes an impairment charge of $46 in relation to Patent Family 6 which was allowed to lapse.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of June 30,
	2005	2006
	(in thousands)
Deferred research grants	$55	$—
Legal and accounting fees	106	199
Manufacturing consultants	230	253
Other	191	198

	$582	$650

8. Sydney South West Area Health Service (“SSWAHS”) License

In October 2001 the Company obtained an exclusive, worldwide sub-licensable license from SSWAHS in relation to certain patents in the area of respiratory disease. The term of the SSWAHS license is country specific and is for the longer of 10 years from the first commercial sale of products which exploits the SSWAHS intellectual property in that country until the expiry of the last registered patent in that country. The Company must bear the cost of maintaining the registered SSWAHS intellectual property and must use its reasonable commercial endeavors to exploit and undertake research and development of the SSWAHS intellectual property. Royalties are payable by the Company to SSWAHS for the term of the SSWAHS license on net sales of products and services which exploit the SSWAHS intellectual property. No amounts were paid or are payable under the license.

9. Ordinary Shares

In fiscal 2004, as part of the transition to an Australian listed public company, shareholders approved an 8 for 1 share split of all “A” and “B” class convertible redeemable preference shares, ordinary shares and other securities; a change in the Company’s status from a proprietary to a public company; the adoption of a new constitution; and, following the share split all “A” and “B” class convertible redeemable preference shares were converted to ordinary shares. Before the 8 for 1 share split the Company had on issue 1,400,000 ordinary shares, 2,000,000 “A” class convertible redeemable preference shares and 3,852,000 “B” class convertible redeemable preference shares. After the 8 for 1 share split there were 11,200,000 ordinary shares, 16,000,000 “A” class convertible redeemable preference shares and 30,816,000 “B” class convertible redeemable preference shares. After the conversion the Company had 50,816,000 ordinary shares. All share and per share amounts for the fiscal years 2004 and the period from inception to June 30, 2006 presented in the accompanying financial statements have been retroactively adjusted to give effect to the share split.

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

In fiscal 2006 the Company completed a public offering of 19,500,000 ordinary shares in the form of 1,300,000 American Depositary Shares in the United States. Concurrently the Company placed 19,900,000 ordinary shares in Australia to institutional and sophisticated investors. The Company further issued 2,733,500 ordinary shares upon the exercise of employee options. At June 30, 2006 the Company had 176,903,592 ordinary shares on issue.

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

The “A” and “B” class convertible redeemable preference shares were convertible by the holders into ordinary shares at any time or could be compulsorily converted at the time of an initial public offering, subject to certain conditions. The conversion ratio was one ordinary share per convertible redeemable preference share, subject to variation for capital reconstructions and share dilutions.

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

11. Stock Option Plan

The Pharmaxis Employee Option Plan (“EOP”) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and have a life of ten years. Options granted to executives and employees generally vest equally over a four year period. For options granted after January 1, 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. Independent non-executive directors are granted options on joining the Board and from fiscal 2006 are allowed to package their remuneration to include options in the company. Options granted to directors upon joining the Board and options granted before fiscal 2006 vest over a period of approximately four years. Other options granted to non-executive directors vest in the year of grant. Upon a Liquidity Event, all unvested awards will become immediately exercisable. A Liquidity Event is defined as a response issued by the Company in respect of a takeover offer for all the shares of the Company.

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

A total of 3,125,500 options have been exercised to June 30, 2006, of which 392,000 were exercise in fiscal 2005 and 2,733,500 were exercise in fiscal 2006.

There were 7,772,625 vested options at June 30, 2006 (8,792,250 at June 30, 2005) with a weighted average exercise price of $0.362 ($0.308 at June 30, 2005). The average remaining life of options outstanding at June 30, 2006 is 6.52 years (6.72 years at June 30, 2005). All share and option amounts for the fiscal years 2004 and for the period from inception to June 30, 2006 have been retroactively adjusted to give effect to the share split described in note 9 above.

The following table summarizes stock option activity under the EOP:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	2,400,000	$0.125	$0.070

Balance at June 30, 2000	2,400,000	$0.125	$0.070
Options granted	640,000	$0.125	$0.069

Balance at June 30, 2001	3,040,000	$0.125	$0.070
Options granted	800,000	$0.275	$0.044

Balance at June 30, 2002	3,840,000	$0.156	$0.065
Options granted	5,344,000	$0.313	$0.168
Options cancelled/lapsed	(160,000)	$0.125	$0.070

Balance at June 30, 2003	9,024,000	$0.249	$0.126
Options granted	1,750,000	$0.340	$0.187
Options cancelled/lapsed	(23,000)	$0.440	$0.234

Balance at June 30, 2004	10,751,000	$0.264	$0.136
Options granted	605,000	$1.005	$0.548
Options cancelled/lapsed	(50,000)	$0.43	$0.228
Options exercised	(392,000)	$0.159	$0.102

Balance at June 30, 2005	10,914,000	$0.308	$0.160
Options granted	1,541,000	$1.990	$1.455
Options cancelled/lapsed	(30,000)	$1.287	$0.804
Options exercised	(2,733,500)	$0.218	$0.120
Balance at June 30, 2006	9,691,500	$0.597	$0.375

The Company recorded stock compensation expense of $532, $260 and $1,124, and $2,521 in the fiscal years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006.

In accordance with SFAS 123(R), the fair values of the option grants were estimated on the date of each grant using the Black-Scholes option pricing model. The assumptions for these grants were:

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate
December 1, 1999	$0.125	$0.125	50%	6 years	6.45%
July 1, 2000	$0.125	$0.125	50%	6 years	6.03%
January 1, 2001	$0.125	$0.125	50%	6 years	5.31%
September 1, 2001	$0.3125	$0.125	50%	6 years	5.29%
December 2, 2001	$0.125	$0.125	50%	6 years	5.26%
May 12, 2003	$0.3125	$0.3125	50%	6 years	5.26%
July 1, 2003	$0.3125	$0.3125	50%	6 years	4.85%
July 4, 2003	$0.3125	$0.3125	50%	6 years	4.85%
December 9, 2003	$0.376	$0.376	50%	6 years	5.68%
April 25, 2004	$0.508	$0.508	50%	6 years	5.62%
June 4, 2004	$0.426	$0.426	50%	6 years	5.56%
February 2, 2005	$0.834	$0.834	50%	6 years	5.57%
May 12, 2005	$1.147	$1.147	50%	6 years	5.15%
August 5, 2005	$1.790	$1.790	50%	6 years	5.31%
October 17, 2005	$2.772	$2.772	50%	6 years	5.46%
November 15, 2005	$1.790	$2.300	50%	6 years	5.48%
February 13, 2006	$2.194	$2.194	50%	6 years	5.29%
June 1, 2006	$2.034	$2.034	50%	6 years	5.74%

The following table presents information relating to stock options outstanding under the plans as of June 30, 2006:

	Options Outstanding		Options Exercisable(1)
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	1,340,000	3.7	1,340,000
$0.3125	5,698,000	6.1	5,474,000
$0.376	500,000	7.4	437,500
$0.508	22,500	7.8	7,500
$0.426	15,000	7.9	7,500
$0.834	225,000	8.6	108,750
$1.147	330,000	8.9	120,000
$1.790	954,500	9.1	238,625
$2.772	155,000	9.3	38,750
$2.194	310,000	9.6	—
$2.034	111,500	9.9	—

The following table presents information relating to stock options outstanding under the plans as of June 30, 2005:

	Options Outstanding		Options Exercisable(1)
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	2,720,000	4.6	2,720,000
$0.3125	7,044,000	7.1	5,686,000
$0.376	500,000	8.4	375,000
$0.508	30,000	8.8	7,500
$0.426	15,000	8.9	3,750
$0.834	275,000	9.6	—
$1.147	330,000	9.9	—

(1)	Options Exercisable includes a total of 5,940,000 options that were vested at June 30, 2005, but were locked up and could not be exercised until November 10, 2005.

12. Retirement Benefits

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of employee salary. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

The Company contributed $125, $196 and $337, and $728 for the fiscal years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006, respectively.

13. Income Taxes

The Company has made a taxable loss in each of the operating periods since incorporation.

A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory company tax rate of 30% to the loss before income taxes is as follows:

	Years ended June 30,						Period from inception to June 30, 2006
	2004		2005		2006
	(in thousands)
	$	%	$	%	$	%	$	%
Loss before income taxes	(6,647)		(10,445)		(17,733)		(38,605)
Income tax expense computed at statutory corporation tax rate	(1,994)	30	(3,134)	30	(5,320)	30	(11,582)	30
Research & development incentive	—	—	(819)	8	(1,556)	9	(2,375)	6
Disallowed expenses
Stock option expense	160	(2)	78	(1)	337	(2)	756	(2)
Amortization of intangible assets	25	—	25	—	—	—	140	—
Other	1	—	3	—	(379)	2	(374)	1
Change in valuation allowance	1,808	(28)	3,847	(37)	6,923	(39)	13,440	(35)

Income tax expense	$—	—	$—	—	$5	—	$5	—

Significant components of the Company’s deferred tax assets are shown below:

	As of June 30,
	2005	2006
	(in thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	6,849	14,364
Accrued compensation costs	68	105
Research grants offset to property, plant and equipment	30	16
Share issue expenses	801	2,313

Total deferred tax assets	7,748	16,798
Valuation allowance for deferred tax assets	(7,743)	(16,798)

	5	—
Patent cost amortization	(5)	—

Net deferred taxes	—	—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At June 30, 2006 the Company has $47.9 million ($21.6 million at June 30, 2005) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

14.	Commitments and Contingent Liabilities

Operating leases

In August 2006, the Company renewed its operating lease for its headquarters and manufacturing facilities in Frenchs Forest, Sydney, Australia. The operating lease expires in June 2011, with an option to renew for a further five years thereafter. The Company’s bankers have issued a bank guarantee of $169 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank. In 2004 the Company leased additional office space in Canberra, Australia and the Company also leases equipment from time to time as required. During 2006 the Company entered into operating leases for additional offsite storage space and a small suite of laboratories. Both leases expire within five years.

The Company recognized rent expense of $346, $327 and $371, and $1,343 for the fiscal years ended June 30, 2004, 2005 and 2006, and the period from inception to June 30, 2006, respectively.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending June 30,
2007	$389
2008	332
2009	342
2010	352
2011 and thereafter	363

Total minimum lease payments required	$1,778

Government research grants

The Company has received three separate Australian Government research grants under the R&D START Program; All of these grant programs were completed by June 30, 2006. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

•	the Company fails to use its best endeavors to commercialise the relevant grant project within a reasonable time of completion of the project; or

•	upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded research project does not of itself constitute failure to use best efforts to commercialise the relevant grant project. The grants have funded certain aspects of the Company’s development projects for the Aridol asthma product, multiple sclerosis and cystic fibrosis. The Company continues the development of all three projects funded by the START Program and has commenced commercialisation of its asthma project as evidenced by the commencement of sales of Aridol in Australia. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to the grants. The total amount received under the START Program at June 30, 2006 was $4,708.

The Company has been awarded a research grant under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”). The Government may require the Company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	the Government determines that expenditures claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the Company or insolvency.

The total amount received under the P3 Program at June 30, 2006 was $848.

15.	Research Grants

Research grants received have been accounted for as follows:

	Years ended June 30,			Period from inception to June 30, 2006
	2004	2005	2006
Recognized against related research and development expenses	$1,105	$1,132	$1,245	$5,796
Recognized against the acquisition cost of related plant and equipment	—	—	—	225

	$1,105	$1,132	$1,245	$6,021

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

No liability has arisen under these indemnities as at June 30, 2006.

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

	Years ended June 30,			Period from inception to June 30, 2006
	2004	2005	2006
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	75,744,000	123,933,133	160,349,332	49,671,842

+

18.	Segments

The Company operates in one segment. The principal activities of the Company are the research, development and commercialization of pharmaceutical products.

The Company operates predominantly in one geographical area, being Australia.

19.	Subsequent Events

On August 15, 2006 the Company announced that, subsequent to a review of employee and director performance for the year ended June 30, 2006, the directors granted 928,457 options under the Pharmaxis Employee Option Plan. The terms of the options granted under the Plan are set out in note 11. The exercise price was calculated as $1.917. The grant of options to directors requires shareholder approval and therefore 278,957 of the option grant were approved by shareholders at the Company’s annual meeting on October 26, 2006.

On October 26, 2006 the annual general meeting approved the grant of 200,000 options to Dr Peter C. Farrell, under the Pharmaxis Employee Option Plan. The grant was proposed by the board of directors on March 27, 2006 upon the appointment of Dr Farrell to the Board. The options have an exercise price of $2.068 and expire on March 15, 2016.

On November 15, 2006 the board of directors proposed a grant of 200,000 options under the Pharmaxis Employee Option Plan to Dr. John Villiger upon his appointment to the Board. The proposed grant of options has an exercise price of $3.2258 and expire on November 14, 2016. The grant of options to a director requires shareholder approval and therefore the option grant to Dr Villiger is contingent upon a favorable vote by shareholders at our next general meeting of shareholders.

20.	Subsidiary Company

On February 3, 2006 the Company incorporated a subsidiary in the United Kingdom at a cost that rounds to nil. The subsidiary provides sales, marketing and clinical trial management services to Pharmaxis Ltd on a cost-plus basis.

Pharmaxis Ltd

(A Development Stage Enterprise)

Schedule II – Valuation and Qualifying Accounts

(for the years ended June 30, 2004, 2005 and 2006 and for the period from inception (May 29, 1998) to June 30, 2006)

(in A$ thousands, except share and per share amounts)

		Additions
Description at	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions	Balance at End of Period
Year ended June 30, 2003
Deferred income tax valuation allowance	358	494	2	—	854
Year ended June 30, 2004
Deferred income tax valuation allowance	854	1,808	632	—	3,294
Year ended June 30, 2005
Deferred income tax valuation allowance	3,294	3,847	602	—	7,743
Year ended June 30, 2006
Deferred income tax valuation allowance	7,743	6,923	2,132	—	16,798
Period from inception to June 30, 2006
Deferred income tax valuation allowance	—	13,440	3,358	—	16,798

(1)	Recognized through equity as a result of share issue costs.

EXHIBITS

4.3.	Lease dated August 22, 2006 between Trust Company of Australia Ltd and the Company

11.	Code of Conduct

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002