Form 20-F/A
period 2006-06-30
Pharmaxis Ltd.
filed 2007-06-04
CIK 1301357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A-1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court. ☐  Yes    ☐  No

Explanatory Note

This Amendment No. 1 to our previously filed Form 20F contains the following new information:

1. Adds a risk factor to Item 3 entitled “Limitation on Independent Registered Public Accounting Firm’s Liability.”

2. Revises Item 18 to refile the audit report of PricewaterhouseCoopers without reference to Professional Standards Legislation and refiles without change the previously filed financial statements.

3. Updates the certifications previously filed as Exhibit 12 and 13.

4. Adds the consent of PricewaterhouseCoopers to the incorporation by reference of its audit report filed herewith into our Registration Statement on Form F-3 (File Number 333-140818).

PART I

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

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of certain Australian independent registered public accounting firms, such as PwC Australia, with respect to claims arising out of their audit reports on companies’ financial statements, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the “Professional Standards Act”) and the accountants scheme adopted by CPA Australia and the Institute of Chartered Accountants in Australia and approved by the New South Wales Professional Standards council pursuant to the Professional Standards Act (the “NSW Accountants Scheme”). As a result, the Professional Standards Act and the NSW Accountants Scheme limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to the lesser of ten times the reasonable charge for the service by PwC Australia that gave rise to the claim and A$20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

These limitations may limit recovery upon the enforcement in Australian courts of any judgment under U.S. law rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia.

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

B.	Significant Changes

None

PART III

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are included as the “F” pages attached to this report

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this report

EXHIBIT NO.	DESCRIPTION
1.1	Constitution*

2.1	Form of American Depositary Receipt (included in Exhibit 2.2) *

2.2	Form of Depositary Agreement (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120026) filed by the Company with the Commission on October 28, 2004)

4.1	Form of Deed of Access to Documents and Indemnity entered into with Company Directors and Company Secretary*

4.2	Form of Employment Agreement entered into with Company Officers*

4.3	Lease dated August 22, 2006 between Trust Company of Australia Ltd and the Company**

4.4	Agreement dated October 14, 1999 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd), as amended*

4.5	Patent License Agreement dated October 10, 2001 between the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd) and Sydney South West Area Health Service (formerly Central Sydney Area Health Service) *

4.6	Service Agreement dated December 9, 2002 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company, as amended*

4.7	R&D Start Grant Program Grant Agreement dated June 17, 2003 between the Commonwealth of Australia (acting through the Industry Research and Development Board) and the Company*

4.8	Pharmaceuticals Partnerships Program P3 Funding Agreement dated August 12, 2004 between the Commonwealth of Australia (represented by the Department of Industry, Tourism and Resources) and the Company*

11.	Code of Conduct**

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of PricewaterhouseCoopers.

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 000-51505)
**	Incorporated by reference to our Form 20F filed on December 6, 2006

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PHARMAXIS LTD

By:	/s/ David M. McGarvey
	Name:	David M. McGarvey
	Title:	Chief Financial Officer

Date: June 4, 2007

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Sydney, Australia 5 December 2006

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

(in A$ thousands, except share and per share amounts)

		Additions
Description at	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions	Balance at End of Period
Year ended June 30, 2003
Deferred income tax valuation allowance	358	494	2	—	854
Year ended June 30, 2004
Deferred income tax valuation allowance	854	1,808	632	—	3,294
Year ended June 30, 2005
Deferred income tax valuation allowance	3,294	3,847	602	—	7,743
Year ended June 30, 2006
Deferred income tax valuation allowance	7,743	6,923	2,132	—	16,798
Period from inception to June 30, 2006
Deferred income tax valuation allowance	—	13,440	3,358	—	16,798

(1)	Recognized through equity as a result of share issue costs.

EXHIBITS

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of Pricewaterhouse Coopers