Form 20-F
period 2007-06-30
Pharmaxis Ltd.
filed 2007-11-27
CIK 1301357

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares in the form of American Depositary Shares, evidenced by American Depositary Receipts	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of June 30, 2007 the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows: 177,949,217 fully paid Ordinary Shares.

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

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents our selected financial data for the dates and periods indicated. This data should be read together with Item 5 - “Operating and Financial Review and Prospects.” The statement of operations data for the years ended June 30, 2005, 2006 and 2007, and for the period from inception (May 29, 1998) to June 30, 2007, and the balance sheet data as of June 30, 2006 and 2007, were derived from our audited financial statements and related notes thereto included elsewhere in this annual report, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). The statement of operations data for the years ended June 30, 2003 and 2004, and the balance sheet data as of June 30, 2003, 2004 and 2005, are derived from our audited financial statements and related notes thereto which are not included in this report, were prepared in accordance with U.S. GAAP and are presented in Australian dollars (except as otherwise noted). Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2007 refers to our fiscal year ended June 30, 2007.

	Year ended June 30,					Period from inception (May 29, 1998) to June 30, 2007	Year ended June 30, 2007(2)
	2003	2004	2005	2006	2007
	A$	A$	A$	A$	A$	A$	U.S.$
	(in thousands, except per share and footnote data)
Statement of Operations Data:
Revenue	$—	$—	$—	$8	$205	$213	$174
Cost of goods sold	—	—	—	2	49	51	42

Gross profit	—	—	—	6	156	162	132
Operating expenses:
Research and development(1)	925	4,806	7,885	14,982	21,177	50,824	17,981
General and administrative	981	2,182	3,105	4,005	3,973	14,528	3,373
Commercial	—	—	807	1,764	2,814	5,385	2,389
Amortization of intangible assets	86	89	90	136	95	716	81
Fair value of stock options issued to employees related to:
Research and development	261	253	115	613	569	1,935	483
Commercial	—	—	116	175	276	567	234
General and administrative	122	279	29	335	643	1,505	546

Total operating expenses	2,375	7,609	12,147	22,011	29,547	75,460	25,087

Loss from operations	(2,375)	(7,609)	(12,147)	(22,005)	(29,391)	(75,298)	(24,955)
Interest and other income	327	1,123	1,702	4,282	5,278	12,816	4,482
Foreign currency gain (loss)	—	—	—	(5)	(47)	(52)	(40)
Amortization of preference share issue expenses	(65)	(161)	—	—	—	(226)	—

Net loss before tax	$(2,113)	$(6,647)	$(10,445)	$(17,728)	$(24,160)	$(62,760)	$(20,513)
Income tax expense	—	—	—	(5)	(19)	(24)	(16)
Net loss	$(2,113)	$(6,647)	$(10,445)	$(17,733)	$(24,179)	$(62,760)	$(20,529)

Basic and diluted net loss per share	$(0.19)	$(0.09)	$(0.08)	$(0.11)	$(0.14)		$(0.12)

Weighted average number of ordinary shares used in calculating basic and diluted net loss per share(3)	11,200	75,744	123,933	160,349	177,285		177,285

(1)	Research and development expenses have been reduced by government research grants of A$751,000, A$1,105,000, A$1,132,000, A$1,245,000, A$1,955,000 and A$7,751,000 in fiscal 2003, 2004, 2005, 2006 and 2007, and the period from inception (May 29, 1998) to June 30, 2007, respectively.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2007, which was A$1.00 to U.S.$0.8491. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(3)

Fiscal 2003 and 2004, and the period from inception (May 29, 1998) to June 30, 2007, have been retroactively adjusted for an eight-for-one share split effected in November 2003. The increase in ordinary shares in fiscal 2004 is attributable to our Australian initial public offering in which a total of 50,000,000 new ordinary shares were issued, and immediately before which 46,816,000 convertible redeemable preference shares converted to ordinary shares on a one-for-one basis. The increase in ordinary shares in fiscal 2005 is primarily attributable to a share placement and share purchase plan in which a total of 26,362,092 new ordinary shares were issued. The increase in ordinary shares in fiscal 2006 is primarily attributable to a U.S. public offering and a concurrent Australian share placement in which a total of 39,400,000 new ordinary shares were issued. In addition, 2,733,500 shares were issued in fiscal 2006 upon the exercising of stock options by management or employees under the Company’s employee option plan (“Employee Option Plan”). The increase in 2007 is primarily the full year effect of shares issued in fiscal 2006. In addition, 1,045,625 shares were issued in fiscal 2007 upon the exercising of stock options by management or employees under the Company’s Employee Option Plan.

	As of June 30,
	2003	2004	2005	2006	2007	2007
	A$	A$	A$	A$	A$	U.S.$(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,384	$25,101	$33,268	$97,840	$76,182	$64,686
Total assets	10,459	28,111	37,836	104,213	82,642	70,171
Convertible redeemable preference shares(1)	11,630	—	—	—	—	—
Total shareholders’ (deficit) equity	(1,776)	26,631	35,467	98,888	76,559	65,006

(1)	Convertible redeemable preference shares were converted to ordinary shares immediately prior to the quotation of our ordinary shares on the Australian Securities Exchange after our Australian initial public offering in November 2003.

(2)	The amounts have been translated into U.S. dollars from Australian dollars based upon the noon buying rates in New York City as determined by the Federal Reserve Bank of New York on June 30, 2007, which was A$1.00 to U.S.$0.8491. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Exchange Rate Information:

The following tables present exchange rates of the Australian dollar into the U.S. dollars for the periods indicated. Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

Period	Average	High	Low
	U.S.$	U.S.$	U.S.$
Five most recent fiscal years
2003	0.5884	0.6729	0.5280
2004	0.7155	0.7979	0.6390
2005	0.7568	0.7974	0.6880
2006	0.7472	0.7781	0.7056
2007	0.7925	0.8491	0.7407
Six most recent months
May 2007	0.8254	0.8348	0.8190
June 2007	0.8423	0.8491	0.8313
July 2007	0.8677	0.8841	0.8509
August 2007	0.8291	0.8618	0.7860
September 2007	0.8477	0.8855	0.8238
October 2007	0.8996	0.9271	0.8785
As of November 9, 2007, the exchange rate was $0.9145

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We are at an early stage of our development as a specialist integrated pharmaceutical company. Our first product, Aridol, has commenced generating initial revenue in a limited number of jurisdictions. We may not be successful in deriving meaningful revenues from Aridol. We do not currently have, and we may never have, any other products other than Aridol that generate revenues. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We are at an early stage of our development as a specialist integrated pharmaceutical company. We were incorporated in May 1998 and we have a limited operating history on which to evaluate our business and prospects. To date, we do not have, and we may never have, any products that generate significant revenues. We have launched our first product, Aridol, in a limited number of jurisdictions including Australia and Sweden. We have generated a small amount of revenue from Aridol in these jurisdictions to date. We have funded our operations primarily through the private sales of our securities, the initial public offering of our securities in Australia and the U.S. and a share purchase plan. We have also received funding from government research grants and earned interest income on invested funds.

We have incurred losses in each year since our inception and expect to continue to incur substantial losses. We incurred losses of approximately A$10.4 million, A$17.7 million and A$24.2 million in the fiscal years ended June 30, 2005, 2006 and 2007, respectively. Our accumulated losses from inception to June 30, 2007 are A$62.8 million. These losses, among other things, have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability.

We expect our expenses to increase significantly in the short term in connection with:

•

the regulatory marketing authorization process to approve the sale of Aridol in the U.S. and parts of the European Union, or E.U., and other jurisdictions. Aridol was the first of our product candidates to complete Phase III trials in any jurisdiction and the first of our product candidates for which we have sought marketing authorization. We have to date received marketing authorization in Australia and 14 European countries. The work involved in seeking regulatory marketing authorization for Aridol in other jurisdictions, including the U.S., is extensive, time consuming and expensive;

•

the development of our Aridol sales and marketing capability. Our existing sales and marketing capability is currently limited to a sales team for Australia, six distributors in Europe, and a European office to oversee and service our European distributors. To date our sales and marketing capability has not represented a significant cost to us. Our sales and marketing capability must be increased to enable the sales and marketing of Aridol in U.S. and to expand sales in Europe and Australia;

•

the continuation of simultaneous Phase III clinical trials of Bronchitol for different chronic respiratory disorders. These clinical trials are carried out in a number of jurisdictions and with respect to a number of indications and are expensive. Our first Phase III study of Bronchitol for the treatment of people with bronchiectasis has recently been completed;

•

our expenses will increase as we commence new clinical trials and progress existing trials to more advanced phases and/ or additional sites. The more advanced clinical trials typically require more clinical trial participants, clinical trial sites and research investigators than earlier stage clinical trials and are consequently more expensive;

•	the commencement of Phase I clinical trials of PXS25/64, which will represent a significant new expense for us;

•

although we already have existing expenses associated with the preclinical testing of several product candidates, in the short term, we will continue to incur expenses as a result of preclinical testing of product candidates and any other clinical trials and preclinical testing that we may initiate; and

•	the establishment of a number of early stage research and development projects being undertaken by or on behalf of the Company.

We also expect to incur increased general and administrative expenses in support of our increased operations as well as the ongoing costs to operate as a company listed on the Australian Securities Exchange and on the Nasdaq Global Market.

Over the longer term, the costs referred to above will fluctuate, primarily dependant on the number and type of clinical trials being undertaken by us at any one time, regulatory marketing authorizations being sought, the extent of our sales and marketing operations and the research and development projects being undertaken . Costs will also increase if we are able to progress any further clinical trial candidates from preclinical testing to clinical trials or if we are able to complete clinical trials of any product candidates and seek regulatory marketing authorizations.

We may not become profitable if Bronchitol is unsuccessful in ongoing clinical trials or we are unable to obtain regulatory approvals for Aridol and Bronchitol in key jurisdictions. Even though we have received regulatory approval for Aridol in a number of jurisdictions and may receive regulatory approval for Aridol and other product candidates in other jurisdictions, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

We cannot be certain of the success of our clinical development of Bronchitol or any of our other product candidates in preclinical testing or clinical development will be successful, that any of our products or product candidates will receive the regulatory approvals required to commercialize them, or that any of our research and development programs will yield additional product candidates suitable for investigation through clinical trials.

Our Phase III study of Bronchitol for the treatment of people with bronchiectasis for Europe and Australia has recently been completed and the study met its two primary efficacy endpoints, being quality of life and mucus clearance. However, we cannot be certain that results of the study will enable marketing approval to be granted in any jurisdiction. We will undertake continuing clinical trials of Bronchitol for the treatment of people with bronchiectasis in the U.S. In addition we will continue simultaneous clinical trials of Bronchitol for the treatment of cystic fibrosis and chronic bronchitis. If Bronchitol is unsuccessful in these and other ongoing clinical trials, or we are unable to obtain marketing authorization of our products and product candidates in all key jurisdictions, we may not be profitable. Clinical trials of Bronchitol will continue for several years, but may take significantly longer to complete. There is a risk that these clinical trials of Bronchitol may not be successful or that marketing approval may not be granted in the future. If we are not able to successfully complete clinical trials of Bronchitol, and if we are unable to obtain marketing authorization of Bronchitol, we may not be profitable. If we are unable to obtain marketing authorization of Aridol in the U.S. and other key jurisdictions, we may not be profitable.

Likewise, if we are unable to obtain marketing authorization of our products and product candidates in all key jurisdictions, we may not be profitable. We have completed the Phase III clinical trials of Aridol necessary for U.S. registration of Aridol. However, we cannot be certain that marketing approval will be granted in the U.S. There is a risk that these Phase III clinical trials in the U.S. may not be sufficient and that marketing authorization may not be granted in the U.S.

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

To receive regulatory marketing authorization for the commercial sale of our product candidates, we must conduct preclinical studies and clinical trials to demonstrate safety and efficacy in humans. This process of attempting to gain regulatory approval is expensive and can take many years, and failure can occur at any stage of the testing. We have received regulatory marketing authorization for Aridol in certain target markets including Australia and 14 European countries. Our failure to adequately demonstrate the safety and efficacy of Aridol in our other target markets and/or our failure to adequately demonstrate the safety and efficacy of Bronchitol for the treatment of various chronic respiratory disorders and/or any of our other product candidates or otherwise fail to satisfy regulatory requirements will prevent regulatory approval and commercialization of such product candidates. Our inability to successfully and effectively complete clinical trials for our product candidates, in particular clinical trials of Bronchitol, will severely harm our business and we may not be profitable.

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

In order to achieve our goal of being a fully integrated pharmaceutical company and to conduct the lengthy and expensive research, preclinical studies, clinical trials, regulatory approval process, manufacture, sales and marketing necessary to complete the full development of our product candidates, we may require substantial additional funds in addition to the funds received in connection with the U.S. public offering and the Australian placement completed in November 2005. In particular, we may require substantial additional funding as a result of our strategy of building a specialist international fully integrated pharmaceutical company and not always entering into strategic alliances or partnerships in order to commercialize our product candidates.

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

We expect that our cash expenditure will increase for the next several years, and that we will spend substantial amounts to complete the clinical development and commercialization of Aridol, Bronchitol, PXS25/64 and our other product candidates, and to license or acquire other product candidates. We believe that our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least 12 months.

Our future funding requirements will depend on many factors, including the scope, results, rate of progress, timing and costs of preclinical studies and clinical trials and other development activities. The funding requirements for clinical trials of Aridol, Bronchitol and PXS25/64 are significant. The funding requirements for the preclinical testing and potential future clinical testing of our product candidates and any other testing that we may initiate is also significant;

•	costs and timing of seeking and obtaining regulatory approvals;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	costs of developing our sales and marketing capabilities and establishing distribution capabilities;

•	costs of expanding our manufacturing capabilities to satisfy demand for our products;

•	costs of additional management and scientific, manufacturing and sales and marketing personnel. We will be required to increase the number of our personnel over time;

•	terms, timing and cash requirements of any future acquisitions, collaborative arrangements, licensing of product candidates or investing in businesses, product candidates and technologies;

•	costs of securing coverage, payment and reimbursement of our product candidates which receive regulatory approval; and

•	effects of competing clinical, technological and market developments.

If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or future commercialization efforts.

We may be required to repay previously received grant revenue in certain circumstances which would have an adverse effect on our cash position.

We have received substantial grant funding under a grant agreement with the Commonwealth of Australia. There is a risk that we will not be entitled to the grant payments for failing to incur eligible expenditure or failing to undertake activities associated with the grant or otherwise for failing to satisfy the relevant conditions in the grant agreement. Furthermore, there is a risk we will not be entitled to the funds under the grant agreement, including, if the Commonwealth of Australia has insufficient funding for the relevant grant program, if we fail to submit reports when required, if we have not otherwise complied with our obligations under the funding agreement, or if the

Commonwealth of Australia is entitled to or does terminate the relevant agreement. The Commonwealth of Australia may terminate the grant agreements on different bases, including by giving us written notice of termination if we are in breach of the agreement and if in the opinion of the Commonwealth of Australia the breach is not capable of being remedied or if capable of being remedied it is not remedied after receipt of written notice, if we fail to submit reports, if our research and development activities or the quality of those activities do not satisfy the grant eligibility criteria, if there is a change of control of us or if we become insolvent.

In certain circumstances where we fail to use our best endeavors to commercialize the project within a reasonable time of completion of the project or upon termination of a grant due to our breach of agreement or our insolvency, the Commonwealth of Australia may require us to repay some, or all, of the grant. If required to repay the grant amounts, we may be required to reallocate funds needed to continue the commercialization of our products and such repayment may have a material adverse effect on our cash position and us.

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Australian dollars although we will also be expending cash in other denominations, including the U.S. dollar, British pound, Swedish krona, Danish krona and the European euro. The exchange rates of the Australian dollar to the U.S. dollar, the British pound, the Swedish krona and the European euro have fluctuated in recent years. In circumstances where the Australian dollar devalues against any or all of the U.S. dollar, the British pound, the Swedish krona or the European euro, this may have an adverse effect on our costs incurred in either the U.S. or Europe (as applicable) but may have a positive effect on any revenues which we source from the U.S. or Europe (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. We do not currently have any plans to hedge the effect of currency fluctuations on our overseas expenditures. We manage our currency risks by settling foreign currency payables immediately upon recognition of a foreign currency liability and/or by holding foreign currency cash funds to match net foreign currency payables.

Risks Related to Research and Development of Our Products

Clinical trials are expensive, time consuming, subject to delay and their outcome is uncertain and may not be completed at all.

Before we can obtain regulatory authorization for the commercial sale of any product or product candidate, we are required to complete preclinical development and extensive clinical trials in humans to demonstrate its safety and efficacy. Preclinical development and clinical trials are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the U.S., the E.U., Australia and elsewhere. In addition, clinical trials must be conducted with product candidates produced under applicable current Good Manufacturing Practices. Clinical trials are expensive and complex, can take many years, are often subject to delay and have uncertain outcomes. The FDA has accepted an Investigational New Drug Application, or IND, for inhaled dry powdered mannitol. We have completed the Phase III clinical trials of Aridol that we believe are necessary for U.S. marketing authorization of Aridol. Our Phase III study of Bronchitol for Europe and Australia for the treatment of people with bronchiectasis has recently been completed and the study met its two primary efficacy endpoints, being quality of life and mucus clearance. We have reached agreement with the FDA in relation to a protocol for a U.S. Phase III trial in subjects with cystic fibrosis and are in discussions with the FDA in relation to the protocol for the U.S. Phase III trial in subjects with bronchiectasis. Clinical trials of our product candidates, Bronchitol and PXS25/64, will continue for several years, but may take significantly longer to complete. We are also likely to undertake continuing trials of Aridol.

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

•

slower than anticipated recruitment and enrollment of patients who meet the trial eligibility criteria or the loss of patients during the course of the clinical trials. By way of example, we experienced delays on our Bronchitol Phase II clinical trials for the treatment of cystic fibrosis because recruitment was slower than anticipated. We managed the enrollment problem by modifying the protocol to widen the eligibility of clinical trial participants, adding additional clinical trial sites and assisting with resourcing at clinical trial sites. We may not be able to successfully manage such enrollment problems in the future;

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

•

the product candidate may not be competitive with current therapies. For example, Aridol must prove to be convenient and effective as a test for airway hyper-responsiveness, which assists in the identification of and determines the severity of asthma. In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as bronchiectasis, cystic fibrosis and chronic bronchitis;

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

Due to the foregoing and other factors, the regulatory approval of Aridol in the U.S. or in other key markets where we do not currently have marketing approval of Aridol, as well as the regulatory approval of Bronchitol, PXS25/64 and any of our other future product candidates, could take a significantly longer time to gain regulatory approval than we expect or these products may never gain approval or may only gain approval in some but not all jurisdictions, which could reduce or eliminate our revenue by delaying or terminating the potential commercialization of our products or product candidates. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be materially adversely affected.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing. Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety, to study pharmacokinetics and pharmacodynamics and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. There is a risk that the final results of Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing approval in the U.S. despite the completion of Phase III trials in other jurisdictions and the granting of marketing authority in other jurisdictions. Likewise, clinical trials of product candidates may not show sufficient safety or efficacy to obtain regulatory approval for marketing.

We may conduct lengthy and expensive clinical trials of our product candidates, only to learn that the product candidate is not an effective treatment. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may require trials to be redone or delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause the clinical trial to be delayed, redone or terminated. In addition, failure to construct appropriate clinical trial protocols or other factors could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors.

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

We currently operate manufacturing facilities in Sydney, Australia. Our manufacturing facilities are licensed by the Australian Therapeutic Goods Administration, or TGA, to manufacture Good Manufacturing Practice grade material for commercial sale. We have outsourced the manufacturing of Good Manufacturing Practice grade PXS25/64 for preclinical trials and clinical trials as our manufacturing facilities are not suitable for the production of PXS25/64.

We have recently entered into an agreement concerning the lease of a purpose built manufacturing, warehousing and office facility. Construction of the new facility is expected to commence in the fourth quarter of 2007 and is expected to take approximately twelve months to complete. We will be subject to significant undetermined risks associated with the building of these new facilities, including delays in construction and disputes in connection with the construction, which may delay or severely compromise the commercialization of our products and our results and operations may be harmed. There is also a risk of delays to our research and clinical trial activities if we needed to change our existing outsourced manufacturers of PXS25/64.

We may fail to achieve and maintain required production yields or manufacturing standards which could result in patient injury or death, product recalls or withdrawals, product shortages, delays or failures in product testing or delivery or other problems that could seriously harm our business. In addition, we are subject to ongoing inspections and regulation of regulatory authorities, including by the TGA and the FDA.

In circumstances where we seek to outsource the manufacture of certain products, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all, and as a result we are at risk of lengthy and costly delays of bringing our products to market.

In circumstances where we seek to outsource the manufacture of certain product candidates, such as PXS25/64, there is no guarantee that we will be able to enter into any such arrangement on acceptable terms, if at all. We may be required to enter into long-term manufacturing agreements that contain exclusivity provisions and/or substantial termination penalties. To date, the agreements for the manufacture of preclinical quantities of PXS25/64 do not contain any such exclusivity provisions or termination penalties. In addition, contract manufacturers may have a limited number of facilities in which our products can be produced and any interruption of the operation of those facilities could result in the cancellation of shipments and loss of product, resulting in delays and additional costs.

We, and our contract manufacturers, are required to produce our clinical product and commercial product under FDA and E.U. current Good Manufacturing Practices in order to meet acceptable standards. If such standards change, our ability and the ability of contract manufacturers to produce our products when we require may be affected.

We will outsource the manufacturing of Good Manufacturing Practice grade PXS25/64 for Phase I clinical trials as our manufacturing facilities are not suitable for the production of PXS25/64. Our existing manufacturers of PXS25/64 and any future contract manufacturers for PXS25/64 or any of our other product candidates which we seek to contract manufacture may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products. We, or our contract manufacturers, may also fail to achieve and maintain required production yields or manufacturing standards which could result in patient injury or death, product recalls or withdrawals, product shortages, delays or failures in product testing or delivery or other problems that could seriously harm our business. In addition, we are, and our contract manufacturers are, subject to ongoing inspections and regulation of regulatory authorities, including by the TGA and the FDA.

The ability to find an acceptable manufacturer or to change manufacturers may be difficult for a number of reasons, including that the number of potential manufacturers is limited and we may not be able to negotiate agreements with manufacturers on commercially reasonable terms, the complex nature of the manufacturing process of certain of our product candidates, such as PXS25/64, which may require a significant learning curve for the manufacturer, and the FDA must approve any replacement manufacturer prior to manufacturing, which requires new testing and compliance inspections.

If we were required and able to change manufacturers, the FDA would also require that we demonstrate structural and functional comparability between the same product manufactured by different organizations and may require comparability studies.

Risks Related to Marketing, Distribution and Sales

If we are unable to expand our sales and marketing force our business may be harmed.

We currently have a limited number of sales and marketing staff and limited distribution capabilities including a sales force located in Australia, six distributors in Europe, and a European office to oversee and service our European distributors. Our goal is to build an integrated pharmaceutical business undertaking research and development, clinical trials, sales and marketing for certain of our product candidates. We are proposing to develop our sales and marketing capability for products which address highly concentrated markets served by specialist physicians. We intend to contract or partner with third parties in respect of sales and marketing of products where the markets are larger, more diverse or less accessible. For our early stage products or any new products, we may form other strategic alliances with third parties, which have established distribution systems and sales forces, in order to commercialize our products. We market Aridol directly in Australia, through distributors in Europe and, assuming receipt of all necessary approvals of Aridol for commercial sale, we intend to use a combination of direct marketing to pulmonary specialists and third parties in the U.S.

We will need to incur significant additional expenses and commit significant additional management resources to establish a sales and marketing force. Although we have already begun to develop our sales and marketing capability, we may not be able to successfully establish these capabilities despite these additional expenditures. Even if we are successful in establishing a sales and marketing force, it may not be as effective as a third-party sales and marketing force. In circumstances where we elect to rely on third parties, we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties and they may not perform as agreed. In the event we are unable to sell sufficient quantities of Aridol, Bronchitol and other product candidates, either directly or through third parties, our business may be significantly harmed and we may be forced to delay, reduce the scope, or terminate our clinical trials and the development, manufacturing and marketing of our products.

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

Although our goal is to be a fully integrated pharmaceutical company, an important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we do not believe any of the marketing or distribution agreements we have are currently material, such arrangements may become material in the future to the extent any of them represents a significant source of our revenue. Although we are not currently party to any collaborative arrangement or strategic alliance that is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

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

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. We are seeking to develop and market products that will compete with other products and drugs that currently exist or are being developed or may be developed in the future. For Aridol, various products and treatments are currently marketed for monitoring lung hyper-responsiveness and the identification and assessment of asthma, including methacholine (Provocholine®) by Methapharm, Inc. as a direct bronchiol provocation agent. We believe Aridol is the only airway hyper-responsive test developed using dry powder inhalation technology. This test may not be well accepted in the market place or the medical community. Similarly, for Bronchitol, various products and treatments are currently marketed, including inhaled antibiotics, mucolytic agents and bronchodilators. Bronchitol may not work well in conjunction with existing marketed therapies. In addition, a number of companies are developing new approaches for the treatment of cystic fibrosis, including new antibiotic preparations by Gilead Sciences, Inc. and Novartis AG. and new agents to restore salt balance from Inspire Pharmaceuticals, Inc. and Gilead Sciences, Inc. In addition, many companies are interested in gene therapy. New antibiotic preparations are being tested in patients with bronchiectasis. For patients with chronic bronchitis, new anti-inflammatory agents and new bronchodilating agents are under development.

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

•

demonstrate the competitive advantages of our product candidates. For example, Aridol must prove to be convenient and effective as a test for airway inflammation which identifies and determines the severity of asthma. In addition, Bronchitol must improve the quality of life and health of people with chronic obstructive lung diseases such as bronchiectasis, cystic fibrosis and chronic bronchitis;

•

build an adequate manufacturing, sales and marketing infrastructure. We face the risk that our future manufacturing, sales and marketing infrastructure may be inadequate for the commercialization of our products or that competitors have faster and more effective manufacturing, sales and marketing capacities;

•

secure the support of key clinicians and physicians. The success of our products is dependent on the acceptance of our products by key clinicians and physicians. We face the risk that our products may not be well received or that a product will be released by a competitor which is preferred by key clinicians and physicians; and

•

identify and obtain other product candidates on commercially reasonable terms which will provide us with a pipeline of potential product candidates which may reduce the risk if any of our existing product candidates or are adversely affected.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that Aridol, Bronchitol or our other product candidates may not gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of Aridol and Bronchitol or our other product candidates will depend on a number of factors. For example, Aridol must prove to be convenient and effective as a test for airway hyper-responsiveness which assists with the identification and severity of asthma. In addition, Bronchitol must improve the quality of life for people with chronic obstructive lung diseases such as bronchiectasis, cystic fibrosis and chronic bronchitis. The prevalence and severity of any side effects to Aridol or Bronchitol could negatively affect market acceptance of both Aridol and Bronchitol. Failure to achieve market acceptance of Aridol and Bronchitol would significantly harm our business.

The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•

timing of market introduction and the number and clinical profile of competitive products. There are currently a range of existing alternative products to each of our products and we are aware that new products are being developed;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	relative convenience and ease of administration. In the case of Aridol and Bronchitol, there is a risk that using dry powder inhalation technology may not be well accepted in the market place;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-parties;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

If we are unable to obtain acceptable prices or adequate reimbursement from third-parties for Aridol and Bronchitol, or any other product candidates that we may seek to commercialize, our revenues and prospects for profitability will suffer.

The commercial success of our product candidates is substantially dependent on whether third-party coverage and reimbursement is available from government bodies such as Medicare and Medicaid, private health insurers, including managed care organizations, and other third-parties.

Many patients will not be capable of paying for our products themselves and will rely on third-parties to pay for their medical needs. The U.S. Centers for Medicare and Medicaid Services, health maintenance organizations and other third-parties in the U.S., the E.U., Australia and other jurisdictions are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new products and, as a result, they may not cover or provide adequate payment for our products. Our products may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Large private managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-parties, including Medicare, are challenging the prices charged for medical products and services, and many third-parties limit or delay reimbursement for newly approved health care products. In particular, third-parties may limit the reimbursed indications. Cost-control initiatives could decrease the price we establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-parties do not provide adequate coverage and reimbursement levels, our prospects for revenue and for profitability will suffer.

If there are fewer individuals in our target markets than we estimate, we may not generate sufficient revenues to continue development of our product candidates or continue operations.

Our estimate of the patient population of our target markets is based on published studies as well as internal analyses and studies we have commissioned. If the results of these studies or our analysis do not accurately reflect the number of patients in our target markets, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals. In addition, it is difficult to determine the portion of the patient population that might use Aridol and/or Bronchitol, or our other product candidates.

Our orphan drug exclusivity for Bronchitol may not provide us with a competitive advantage.

The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk of developing bronchiectasis. Orphan drug designation for Bronchitol for the treatment of both bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis is an important element of our competitive strategy. Any company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years from approval. However, the FDA may permit other companies to market a form of mannitol, the active ingredient in Bronchitol, not covered by our patent, to treat bronchiectasis and cystic fibrosis for patients at risk of developing bronchiectasis if any such product demonstrates clinical superiority, or if we are unable to provide sufficient drug supply to meet medical needs. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. Any of these FDA actions could create a more competitive market for us. Additionally, our orphan drug exclusivity for Bronchitol does not apply to other drugs to treat bronchiectasis or cystic fibrosis for patients at risk of developing bronchiectasis that do not contain mannitol, or to drugs containing mannitol that seek approval for uses other than bronchiectasis or cystic fibrosis for patients at risk of developing bronchiectasis.

The European Medicines Agency has likewise granted Orphan Drug designation for Bronchitol in the treatment of cystic fibrosis. European orphan drug designation provides comparable benefits to those granted in the U.S. but likewise, there are risks and limitations associated with orphan drug designation in Europe. Our orphan drug exclusivity may thus not ultimately provide us a true competitive advantage, and our business could suffer as a result.

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

We are not permitted to market a potential drug in the U.S. until we receive approval of a New Drug Application, or NDA, from the FDA. We have not yet received an NDA approval from the FDA for any of our products. Obtaining an NDA approval is expensive and is a complex, lengthy and uncertain process. The FDA approval process for a new drug involves completion of preclinical studies and the submission of the results of these studies to the FDA, together with proposed clinical protocols, manufacturing information, analytical data and other information in an investigational new drug application or IND, which must become effective before human clinical trials may begin. Clinical development typically involves three phases of study: Phase I, II and III. The most significant costs associated with clinical development are the Phase III clinical trials as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, an NDA may be submitted to the FDA. In responding to an NDA, the FDA may refuse to file the application, or if accepted for filing, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. In addition, failure to comply with FDA and other applicable foreign and U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. The FDA has accepted an IND for Aridol and for Bronchitol. We have completed two Phase III clinical trials of Aridol to support a U.S. registration of Aridol. Clinical trials of our other product candidates, including Bronchitol and PXS25/64, will continue for several years, but may take significantly longer to complete. We have completed a Phase II and a Phase III clinical trial of Bronchitol for the treatment of bronchiectasis outside of the U.S. and are preparing for an additional Phase III clinical trial of Bronchitol for bronchiectasis in the U.S. We have also completed a Phase II clinical trial of Bronchitol for the treatment of cystic fibrosis, have an additional Phase II dose ranging clinical trial and a Phase III clinical trial in progress outside of the U.S., and are preparing for an additional Phase III clinical trial of Bronchitol for cystic fibrosis in the U.S. Our other product candidates, including PXS25/64 are currently in varying stages of the research or preclinical phase of development.

Despite the substantial time and expense invested in preparation and submission of an NDA or equivalents in other jurisdictions, regulatory approval is never guaranteed. The FDA and other regulatory authorities in the U.S., the E.U., Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our, or our third-party, manufacturing processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

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

We face product liability exposure related to the testing of our product candidates in human clinical trials. We are currently conducting continuing clinical trials in respect of Aridol as well as clinical trials of Bronchitol and we expect to commence clinical trials of PXS25/64. We have commenced initial commercial sales of Aridol in Australia and Europe. We may face exposure to product liability claims in relation to Aridol and other products which we commercially market and sell in the future by a significantly greater number of persons than were involved in the clinical trials.

Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

With respect to our clinical trials, we enter into indemnity agreements in favor of the hospitals, institutions, authorities, clinicians and investigators who are involved in the clinical trials on our behalf. The majority of the indemnities are in a substantially similar form and where possible are based on industry standard indemnities in the countries in which we undertake clinical trials. Certain of the agreements have been negotiated on a case by case basis and vary from the standard. The standard indemnities typically provide that we will indemnify in respect of all claims and proceedings made by any of the patients or non-patient volunteers participating in the relevant clinical trials for personal injury arising from the administration of the product under investigation or any clinical intervention or procedure required.

We have liability insurance that covers our clinical trials in countries where we conduct clinical trials. We have expanded our insurance coverage to include the sale of Aridol and will expand insurance coverage in the future for any product candidates which are granted regulatory marketing authorization. Having regard to the good safety profile of Aridol and Bronchitol, the varied use of mannitol in humans, the number of clinical trials undertaken to date without a material claim being made against us, we consider that our liability insurance is reasonable for our current activities. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that we consider reasonable or that will be adequate to satisfy any liability that may arise and the claim for damages could be substantial. If we are not able to obtain adequate coverage at a reasonable cost, the commercialization of our products may be delayed or severely compromised.

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

We have an exclusive worldwide license from Sydney South West Area Health Service to develop and commercialize certain intellectual property relating to the use of mannitol, the component part of both Aridol and Bronchitol, to induce sputum and promote airway clearance and also in the use as a test of airway function and susceptibility to asthma. We also have an exclusive license from ANU Enterprises Pty Ltd to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar. Both of these license agreements impose payment and other material obligations on us. If our agreement with Sydney South West Area Health Service were terminated, then we would have no further rights to develop and commercialize Aridol and Bronchitol which would seriously harm our business.

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

In the near term we will need to continue to attract and retain manufacturing personnel and sales and marketing personnel and effectively integrate them into our organization to coincide with the expected growth of commercial sales of Aridol in Australia, Europe and in other jurisdictions. If we fail to attract or effectively integrate new personnel and consultants into our organization and create effective working relationships among them and other members of management, the future development and commercialization of Aridol and our other product candidates may suffer, harming future regulatory approvals, sales of our products and our results of operations.

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

We are currently a small company with 68 employees and full time contractors as of June 30, 2007. In order to continue our clinical trials and commercialize our product candidates, manufacture commercial quantities of our products and market and sell products, we will need to increase our operations, including expanding our employee base. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

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

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia), or Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit strategic opportunities of our shareholders and ADS holders to sell their shares and may restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10B - “Change of Control.”

Risks Related to our ADSs or Ordinary Shares

The price of our ordinary shares is highly volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian quoted shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. For example, from the initial quotation of our ordinary shares on the Australian Securities Exchange on November 10, 2003 until November 9, 2007, the closing price per share of our ordinary shares ranged from a low of A$0.34 on November 27, 2003 to a high of A$4.53 on November 1, 2007. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the U.S. or enforcing judgments obtained in the U.S.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

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

Based on an analysis of our assets and gross income, we believe that we may be a PFIC for our current tax year, that we have not been a PFIC for our tax year ended June 30, 2007, and that we have been a PFIC for our tax years ended June 30, 2006, June 30, 2005 and June 30, 2004. We have not conducted a PFIC analysis for any tax year prior to our tax year ended June 30, 2004. The determination of whether we are, or at any time in the past have been, a PFIC is made annually on a taxable year basis and depends on factors such as the composition of our income and the value of our assets. If we are classified as a PFIC in any taxable year that a “U.S. Holder” (as defined in the section entitled “Taxation”) owns our ordinary shares or ADSs, we generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years. Such U.S. Holder would be subject to additional taxes on any “excess distributions” received from us and any gain realized from the sale or other disposition of our ordinary shares or ADSs. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances. For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the section entitled Item 10D - “Taxation.”

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

We will be exposed to risks relating to evaluations of controls required by the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related regulations implemented by the SEC, have substantially increased legal and financial compliance costs. We expect that our efforts to comply with applicable laws and regulations, including the Sarbanes-Oxley Act, will involve significant, and potentially increasing, costs. In particular, we will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or adequately, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. Any action of this type could adversely affect our financial results, investors’ confidence in our company and our ability to access capital markets, and could cause our share price and the price of our ADSs to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Pharmaxis Ltd is a public company limited by shares which is domiciled in Australia and operates under, and is subject to, Australian law.

The Company was incorporated on May 29, 1998 in the Australian Capital Territory, Australia under the name “Praxis Pharmaceuticals Australia Pty Ltd.” On June 6, 2002, the Company changed its name from “Praxis Pharmaceuticals Australia Pty Ltd” to “Pharmaxis Pty Ltd.” On September 5, 2003, the Company changed its name from “Pharmaxis Pty Ltd” to “Pharmaxis Ltd” to reflect the change of company type from a proprietary company limited by shares to a public company limited by shares undertaken at that time. The Company’s ordinary shares are quoted on the Australian Securities Exchange and our American Depositary Shares (“ADS”) are quoted on the Nasdaq Global Market. Each ADS represents 15 ordinary shares. In November, 2005 we completed a public offering of 1.3 million ADSs and a placement of 19.9 million ordinary shares and received A$ 79.4 million therefrom after payment of underwriting fees and offering expenses.

Our principal place of business is Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia, and the Company’s telephone number is 011 61 2 9454 7200.

B.	Business Overview

We are an Australian specialty integrated pharmaceutical company focused on the development of new products for the diagnosis and treatment of chronic respiratory and immune disorders. We have developed Aridol, as a novel tool for the diagnosis of asthma and management of asthma and chronic obstructive pulmonary disease, or COPD. The Aridol test mimics the bronchoconstriction that occurs in inflamed airways during asthma episodes and may be used to assist with the identification of people who have airway hyperresponsiveness, a hallmark of untreated or poorly controlled asthma. Aridol may also be used to determine the appropriate doses of anti-inflammatory medicine such as inhaled corticosteroids. We received marketing approval in Australia in March 2006 and commenced commercial supply of Aridol in Australia in June 2006. In October 2006 we obtained marketing approval in Sweden, as part of our entry to the remainder of the European Union, or the E.U., through the mutual recognition procedure. In June 2007 we successfully completed the E.U. mutual recognition procedure which permitted marketing approvals of Aridol by Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal. In August 2006 we completed a pivotal U.S. Phase III clinical trial to determine the selectivity and specificity of Aridol as a test for the detection of airway inflammation in patients diagnosed with asthma. Based on this study and an earlier Phase III clinical trial that was the basis of marketing approval in Australia and Europe, we plan to apply for marketing approval of Aridol in the U.S. We are also developing Bronchitol, our proprietary inhaled dry powder mannitol formulation, for the treatment of cystic fibrosis, or CF, as well as chronic obstructive pulmonary disease, or COPD, an umbrella term for diseases such as bronchiectasis and chronic bronchitis. In August 2007 we reported a Phase III clinical trial of Bronchitol for bronchiectasis in Europe and Australia. The study demonstrated a highly significant improvement in quality of life after 13 weeks of treatment with Bronchitol as assessed by the St George Respiratory Questionnaire, a significant improvement in quality of life compared to placebo and a highly significant change in mucus clearance on patients receiving Bronchitol versus those patients receiving placebo. We had previously completed a Phase II clinical trial of Bronchitol in bronchiectasis patients and demonstrated a clinically meaningful increase in patients’ quality of life relative to placebo. In April 2007 we commenced a Phase III clinical trial of Bronchitol in patients with CF in Europe and Australia. In 2005 we completed a Phase II clinical trial of Bronchitol in patients with CF and demonstrated a statistically significant improvement in lung function relative to placebo over a two week treatment period. We have agreed with the U.S. Food and Drug Administration, or the FDA a protocol for a U.S. Phase III clinical trial of Bronchitol for the treatment of CF and we are in discussion with the FDA in relation to the protocol for a Phase III clinical trial of Bronchitol for the treatment of bronchiectasis. The FDA has granted Orphan Drug designation to Bronchitol for the treatment of both bronchiectasis and CF for patients at risk for developing bronchiectasis. We believe that all CF patients are at risk for developing bronchiectasis. The EMEA has granted Orphan Drug designation to Bronchitol for the treatment of CF. Our preclinical pipeline is focused on novel treatments for other inflammatory/immune disorders, including multiple sclerosis and asthma.

The following table summarizes our current product candidates. All time periods set forth in the table below refer to calendar years.

Product Candidate / Indication	Development Status	Next Anticipated Milestones
Aridol

Asthma: diagnosis and management

•        Approved for marketing Australia and Europe

•        Sales commenced in Australia (2006) and first European countries (Sweden, 2007)

•        Two pivotal Phase III trials complete (October 2006)

•        Filed Korean marketing application (July 2007)

• Submit NDA to the FDA (1H08) • Korean marketing approval (1H08)

COPD: clinical response to inhaled steroids	• Phase IIa clinical trial complete (March 2007)	• Report independent investigator-led clinical trial (1H08)

Bronchitol

Cystic fibrosis

•        Phase II trial complete

•        Granted Orphan Drug by the U.S. FDA and E.U. EMEA

•        Phase II dose-ranging clinical trial in progress

•        Investigator sponsored clinical trial with dornase alfa in progress

•        Fast Track designation by the U.S. FDA

•        First Phase III clinical trial in progress

•        Approval received to commence second Phase III trial by FDA

•        Initiate U.S. Phase III clinical trial (1H08)

•        Report Phase II dose-ranging clinical trial (1H08)

•        Report Investigator Sponsored clinical trial with dornase alfa (1H08)

•        Report first Phase III clinical trial data (2H08)

COPD – bronchiectasis	• International Phase III trial complete • Orphan Drug designation from the U.S. FDA	• Initiate U.S. Phase III clinical trial (1H08) • Scientific review meeting with EMEA (1H08) • Submit marketing application to Australian TGA (1H08)

COPD – chronic bronchitis	• Pilot clinical trial	• Complete pilot clinical trial (1H08)

PXS25/64

Multiple sclerosis	• Pre-clinical toxicology studies	• File IND (1H08)

VAP-1 Research Program

Asthma	• Research to identify preclinical development candidate	• Nominate IND candidate (1H08)

Lung Disease Overview

Our lead product and product candidates are for the diagnosis and treatment of chronic respiratory diseases, including asthma, cystic fibrosis and COPD, including bronchiectasis and chronic bronchitis. Several of these diseases share similar biology and pathology, such as the airway inflammation in both asthma and chronic bronchitis, as well as difficulty with normal clearance of lung mucus in patients with cystic fibrosis and bronchiectasis.

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

Dornase alfa, marketed by Genentech in the U.S., is the most widely used therapeutic for chronic use in CF to aid sputum clearance. According to Hoffman-La Roche Inc., sales of dornase alfa were approximately U.S.$367 million in 2006. We estimate that this represents a market penetration in developed countries and the seven major pharmaceutical markets of about 30%. Although dornae alfa demonstrates lung function improvement in CF patients, similar benefit was not shown in other respiratory conditions, including bronchiectasis. Further, in previous clinical trials, dornase alfa provided no increase in sputum clearance. dornase alfa is unstable and is delivered by a nebulizer. Solutions have to be prepared by the patient before administration, the treatment periods are long and all equipment has to be sterilized after use.

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

Bronchiectasis

In this condition the bronchial tubes become enlarged and distended, and the cilia do not function normally. Many patients with cystic fibrosis and asthma may also have bronchiectasis. For other patients, bronchiectasis is a result of infections such as pneumonia, or the chronic inhalation of noxious substances although in over half the case, the underlying cause is never identified. The condition results in poor clearing of mucus and predisposes the lung to more infections. The body repairs damaged lung tissue by forming tough, fibrous material, which leads to reduced lung function, lower lung efficiency, changes of the organization of blood vessels and increased blood flow through the lungs. These changes impair normal lung function and can ultimately lead to heart failure. Recurrent lung infections commonly reduce patients’ quality of life and progressive respiratory insufficiency is the most common cause of death from this disease. Based on research carried out for us by Datamonitor and Frost &Sullivan, we estimate that there are about 600,000 people worldwide seeking treatment for bronchiectasis and about 110,000 people in the U.S.

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

Many patients with asthma are not currently diagnosed with the disease. Sufferers and even physicians often attribute common asthma symptoms, such as cough and breathlessness, to smoking, lack of fitness or old age. Moreover, according to a recent publication, 34% of individuals diagnosed as asthmatic by their primary care physician do not have the disease. Even when accurately diagnosed, many patients do not receive the most appropriate therapy according to published guidelines. Physicians can underestimate the severity of the disease, and prescribe only bronchodilators, whereas the addition of an inhaled corticosteroid is the recommended course of action according to the Global Initiative for Asthma, or GINA, guidelines. We estimate that only about 30% of asthma patients in the U.S. receive inhaled corticosteroids despite evidence that uncontrolled asthma is common. Poorly controlled asthma can lead to irreversible damage to the airways. Therefore, the goal of treatment is to provide sufficient anti-inflammatory medication to control inflammation and airway remodeling. However, using high doses of medication can lead to unwanted side effects. Hence, selecting the right dose for individual patients remains a clinical problem.

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

We believe that the indirect tests have a much lower false positive rate for asthma and increased sensitivity. However, each of them suffers from limitations. For example, tests involving exercise and rapid breathing of dry air require a lengthy period of time to complete and they require complicated equipment. Furthermore, these tests are limited to identifying exercise induced asthma and are not useful for determining the severity of airway inflammation. Hypertonic saline, which is delivered by a nebuliser during administration of the test, is uncomfortable for the patient, determination of the administered dose is difficult and this procedure is unsuitable for managing anti-inflammatory drug treatment. Adenosine monophosphate is unstable, also delivered by a nebuliser and its use is restricted to specialist research laboratories.

Bronchitol

We are developing Bronchitol, our proprietary inhaled mannitol formulation, for the treatment of chronic obstructive lung diseases, including cystic fibrosis, bronchiectasis and chronic bronchitis. Mannitol is accepted as a food additive in the U.S. and is included in the FDA Inactive Excipients Guide for drug products. We manufacture mannitol into a dry respirable powder and incorporate it into a capsule. The compound is delivered to a patient’s lungs via a pocket-sized inhaler. In a 12 week Phase III clinical trial involving 362 bronchiectasis patients sponsored by us, Bronchitol demonstrated a highly significant improvement in quality of life and a significant improvement in quality of life relative to placebo and a highly significant improvement in mucus clearance relative to palcebo. Previously, in a Phase II clinical trial sponsored by us and involving 60 patients with bronchiectasis, Bronchitol provided a statistically-significant increase in patients’ quality of life relative to placebo and a highly statistically significant reduction in the symptoms of the disease. In a Phase II trial involving 39 cystic fibrosis patients sponsored by us, Bronchitol provided a statistically significant reduction in airway obstruction and improvement in lung function. Patients have used Bronchitol at home successfully for over 12 months without any serious adverse events. We initiated an international pivotal Phase III clinical trial of Bronchitol for the treatment of cystic fibrosis in April 2007 in Europe and Australia. This is the first of two planned trials for this indication, the second trial is planned to commence in 2008 in the U.S. In addition, a U.S. Phase III clinical trial for bronchiectasis is scheduled to commence during the first half of 2008. We have an exclusive, worldwide license from Sydney South West Area Health Service to certain key intellectual property and patents relating to the use and formulation of Bronchitol.

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

Bronchitol for CF

In August 2005, we announced results from a company sponsored Phase II clinical trial involving 39 patients with cystic fibrosis. The placebo-controlled trial was conducted at eight sites in Australia and New Zealand. Patients were treated for two weeks with either Bronchitol or placebo. After a two week washout period where patients received neither drug or placebo, patients who previously received Bronchitol were treated with placebo, and vice versa. This crossover trial design allows each patient to act as their own control. The primary endpoint was change in Forced Expiratory Volume in 1 second, known as FEV1. This is a quantitative measure of the volume of air a patient can exhale in one second, and is the most frequently used measure of the degree of airway obstruction. The secondary endpoints included quality of life, sputum microbiology, the physical properties of sputum, safety and additional lung function measurements. At the end of the treatment period, patients receiving Bronchitol had significantly better lung function compared to placebo as measured by FEV1 and for the maximum mid-expiratory flow, or MMEF, another measure of airway function. Approximately half the subjects were using dornase alfa during the trial.

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

In August 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of cystic fibrosis. In November 2005, the European Medicines Agency, or EMEA, granted Orphan Drug designation to Bronchitol for the treatment of cystic fibrosis. In November 2006, Bronchitol was awarded ‘Fast Track’ designation by the FDA for cystic fibrosis, making Bronchitol eligible to apply for accelerated approval. We have initiated additional clinical trials of Bronchitol for the treatment of cystic fibrosis. In December 2005, we an independent investigator-led Phase II clinical trial commenced comparing the effect on lung function of Bronchitol and dornase alfa to either drug alone. This independent investigator-led trial completed enrolment in February 2007 and is expected to report in the first half of 2008. We also started a dose-ranging Phase II trial to determine optimal dosing. In April 2007 we initiated a pivotal Phase III clinical trial in the E.U. and Australia, to provide the basis for applications for marketing authorization in the E.U. and Australia. In August 2007, we requested a Special Protocol Assessment review with the FDA to commence a U.S. Phase III trial with Bronchitol in cystic fibrosis to provide the basis for application for marketing authorization in the U.S.

We believe that the addressable annual market for Bronchitol in CF is the 65,000 diagnosed CF patients in the seven major pharmaceutical markets.

Bronchitol for Bronchiectasis

In 2004 we completed a proof of concept Phase II clinical trial of Bronchitol in 60 bronchiectasis subjects. We began this comparator-controlled, crossover design trial at a single center in Sydney and later expanded it to include four centers in Australia and New Zealand. This trial was designed to explore the safety and efficacy of Bronchitol in bronchiectasis patients. Patients received 400 mg of Bronchitol or comparator, twice a day for 14 days. In this trial, the comparator was a mannitol formulation with a larger (non-respirable) particle size, which we anticipated to be most similar in patient experience to active Bronchitol, yet was intended not to enter the lungs to any significant degree. Endpoints of the study were to evaluate the effect of Bronchitol treatment on patient qualify of life using a self-assessment known as the Likert scale, the St. Georges Hospital Respiratory Questionnaire, or SGRQ, which is another self assessed measure of quality of life, sleep quality as measured by the self assessed Epworth scale, exercise tolerance as measured by the 6 minute walk test, lung function as measured by two tests known as spirometry and flow oscillometry, sputum microbiology, the physical properties of sputum, the volume of sputum production over 24 hours and the safety profile of Bronchitol. The SGRQ includes changes in three components, symptom, activity and impact, as well as an overall score. Improvement in quality of life measures is indicated by a reduction in score.

Versus baseline, treatment with Bronchitol led to a significant reduction in the Likert scale score of 6.1 (p=0.03). Versus baseline and comparator, there was a statistically significant improvement in the Epworth sleep score (p<0.02 versus comparator). For patients receiving Bronchitol, 38% went from an unclear chest to a clear chest as compared to 17% on comparator (p<0.05). There was no statistically significant changes on lung function as measured by standard spirometry. Flow oscillometry showed a significant effect of Bronchitol compared to comparator (p<0.05). Flow oscillometry is considered to reflect changes in small airways.

However, the effect of Bronchitol was most pronounced in the 75% of patients who entered the study with an unclear chest, which indicates the most serious problems with normal clearance of lung mucus. There was a mean decrease of 10.2 in Likert scale score during Bronchitol treatment, compared to a mean decrease of 3.6 for placebo (p<0.005 versus placebo). Treatment with Bronchitol led to a significant improvement in the impact component of the SGRQ compared to comparator in those patients with an unclear chest. The improvement was clinically significant at 6.9 points. There was also a trend for an effect on the total score versus comparator but this did not reach significance (p=0.15). Compared to baseline, the overall score showed a strong trend with a clinically significant reduction of 5.6 (p=0.055).

In August 2007 we completed a Phase III clinical trial of Bronchitol in 362 bronchiectasis subjects. This comparator-controlled double blinded trial was conducted over 22 sites in the United Kingdom, Australia and New Zealand. The trial was designed to evaluate the safety of Bronchitol and its impact on quality of life and mucus clearance. In this trial, the comparator was a mannitol formulation with a larger particle size, which we anticipated to be most similar in patient experience to active Bronchitol, yet was intended not to enter the lungs to any significant degree. Primary efficacy endpoints of the study were to evaluate the effect of Bronchitol treatment on patient qualify of life using a self-assessed questionnaire, known as the St. Georges Hospital Respiratory Questionnaire, or SGRQ, which is a patient reported outcome tool for measuring health-related quality of life, and 24 hour mucus clearance. The SGRQ includes changes in three components, symptom, activity and impact, as well as an overall score. Improvement in quality of life measures is indicated by a reduction in score. Subjects were administered drug or comparator over a twelve week period and the randomization was 2:1 in favor of the treatment arm.

Treatment with Bronchitol led to an overall improvement in quality of life versus baseline (p<0.001) and an overall improvement in quality of life versus the comparator (p<0.05). The change in quality of life was clinically significant at 4.1 units at the mid-point of the study and 3.9 units at the end of the study. Additionally, there was a significant difference in sputum volume between the two groups of subjects, with the Bronchitol treated group producing significantly more mucus over the 24 hour collection periods. There were no serious adverse events attributable to treatment and there was no statistical difference in the number or nature of adverse events in the two treatment groups.

No therapies to enhance mucus clearance in bronchiectasis patients have been approved in over 20 years in the U.S. In August 2007, we requested a Special Protocol Assessment review with the FDA to commence a U.S. Phase III trial with Bronchitol in bronchiectasis to provide the basis for application for marketing authorization in the U.S.

In February 2005, the FDA granted Orphan Drug designation to Bronchitol for the treatment of bronchiectasis. We are currently supplying Bronchitol in Australia on an individual, named patient basis under a TGA-administered compassionate use program known as the Special Access Scheme. This program allows patients access to unapproved drugs where there are limited treatment options.

We believe that an effective daily treatment for the estimated 600,000 people worldwide affected by bronchiectasis represents a significant market opportunity.

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

We plan to conduct additional Phase II clinical trials in patients with chronic bronchitis. The objective of these trials will be to determine if Bronchitol assists in clearing mucus during an exacerbation and whether Bronchitol has the ability to shorten the exacerbation period. Prior to conducting formal efficacy Phase II clinical trials we have embarked on a Phase Ib clinical trial involving 25 patients which is being conducted in hospitals in Australia. The objective of this trial is safety, as we have not studied the effects of Bronchitol in patients that have extremely low lung functions in an inpatient hospital setting.

Aridol

We have initially developed Aridol as a more accurate and precise proprietary tool for physicians to use in the diagnosis and management of asthma and COPD. Physicians do not currently have rapid, accurate, safe and inexpensive tests to evaluate the presence or severity of these diseases. Aridol is a proprietary dry powder formulation of mannitol, delivered to the lungs through an inhaler. Mannitol is an osmotic agent which causes the release of certain mediators from inflammatory cells, which in turn cause a bronchoconstriction. This process mimics the changes that often occur in the airways of people with asthma . Asthma patients who are not receiving adequate doses of anti-inflammatory medicine, such as an inhaled corticosteroid, experience airway narrowing and a drop in lung capacity when given the Aridol test. In contrast, healthy people or well-controlled asthma patients do not experience this narrowing and reduction in lung capacity. In 2004 we completed a 646 subject, 12 center, Phase III clinical trial of Aridol. Based on the Phase III data, we have received marketing approval in Australia and Sweden and successfully completed the E.U. mutual recognition procedure allowing for the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal. We have also filed for marketing approval in Switzerland and Korea. In October 2006 we completed a 500 participant, 30 center, Phase III clinical trial designed to allow approval in the U.S. Based on this study and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Europe, we intend to file a New Drug Application (NDA) with the FDA. Based on independent research commissioned by us, we believe that the Aridol test will be reimbursable for the detection of airway hyper-responsiveness under current procedure codes in the United States. Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes the 400,000 bronchial challenge tests performed yearly, 2 million new tests for assisting the diagnosis of asthma, 16 million new tests performed by pulmonary specialists and primary care physicians for assisting the management of asthma, and 3 million new tests to evaluate steroid responsiveness in COPD patients.

Aridol is the subject of 30 peer-reviewed publications in international journals. We believe that Aridol is superior to direct tests such as methacholine because Aridol is an indirect challenge test that relies on mediators released by inflammatory cells to cause a bronchoconstriction, thereby making Aridol a more accurate predictor of airway inflammation. We believe that Aridol’s high degree of sensitivity and specificity for airway inflammation, combined with its ease of use, will make it possible for physicians to:

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

In 2004 we completed a 12 center, 646 subject, Phase III clinical trial of Aridol to identify airway hyperresponsiveness in asthmatic patients, and to support filing for marketing authorization in Australia and the European Union. Airway hyperresponsiveness is a hallmark of untreated or poorly controlled asthma, and over time can lead to long-term changes in the lungs. This trial included asthmatic patients who were currently treating their disease, patients with symptoms suggestive of asthma but without a clinical diagnosis, and healthy volunteers, including both children and adults. The goals of this trial were to:

•	compare Aridol to hypertonic saline in identifying airway hyper-responsiveness in asthmatic subjects and non-asthmatic subjects;

•	compare Aridol to standard clinical assessment in diagnosing asthma;

•	compare asthma severity as determined by our Aridol test to the Severity of Asthma (Asthma Management Handbook 2002);

•	evaluate the advantages of Aridol versus hypertonic saline with respect to simplicity, safety and patient and health care convenience; and

•	further evaluate the safety profile of Aridol.

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

In this trial, sensitivity of Aridol against hypertonic saline was 81%, and specificity was 87%. This means that 81% of patients identified as having airway hyper-responsiveness by the hypertonic saline test were also identified as positive by the Aridol test and 87% of patients classified as lacking airway hyper-responsiveness were also identified as negative by Aridol. Conversely, the sensitivity of hypertonic saline against Aridol was 88%, and specificity was 79%. These numbers indicate good agreement between the two tests (p<0.01).

In comparison to physician diagnosis, Aridol had a sensitivity of 58%, and specificity was 94%. Significantly, of the 42% of patients identified as asthmatic by physician diagnosis, but lacking airway hyper-responsiveness as determined by Aridol, 85% were using inhaled corticosteroids at the time of the clinical trial. When the subjects who were Aridol negative and were using inhaled corticosteroids were removed from the analysis versus physician diagnosis, sensitivity was 89% and specificity was 95%. The increase in sensitivity underscores the utility of Aridol in managing patients on inhaled corticosteroid medication.

As a result of this trial, we have received marketing approval in Australia and Sweden and successfully completed the E.U. mutual recognition procedure allowing for the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal. We have also filed for marketing approval in Switzerland and Korea. We have established a sales force based in Australia and have completed our first year of sales of Aridol in Australia. We have appointed independent marketing partners in Scandinavia, Switzerland, Italy, Greece, Spain and Holland and established an office in the United Kingdom to manage these partners and to manage sales and marketing in the UK, Ireland and France. We have applied for marketing approval in South Korea and have appointed an independent marketing partner in that country. We intend to establish additional marketing partnerships in select E.U. territories and other jurisdictions for this product. We are supporting a number of investigator-sponsored trials to provide the basis for a rapid uptake of Aridol in the marketplace.

In the U.S., unlike Australia and Europe, a product, methacholine, is approved by the FDA to identify airway hyper-responsiveness in asthmatic patients. Based on discussions with the FDA, we undertook a 500 subject Phase III clinical trial comparing Aridol with methacholine and exercise challenge in patients with suspected asthma. The primary endpoint was to compare the sensitivity and specificity of Aridol to identify exercise-induced bronchoconstriction. We completed this trial in October 2006. In this group with predominantly very mild symptoms, Aridol was able to identify patients with exercise induced bronchoconstriction in 58% of cases (sensitivity). In comparison methacholine, an approved lung function test in the U.S., identified 54% of cases. The difference between the two tests was not statistically significant. Aridol also had similar specificity to methacholine, (66% versus 70% respectively) in subjects without exercise induced bronchoconstriction. In addition Aridol was proven to have an acceptable safety profile and to cause less bronchoconstriction than methacholine (p<0.05). Based on this study and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Sweden, we intend to file a New Drug Application (NDA) with the FDA.

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

Aridol for COPD

We are also exploring the use of Aridol in the management of COPD. Treatment of COPD is difficult but approximately 20%-25% of patients with COPD can have a positive clinical outcome with the administration of inhaled steroids. A long standing problem is that there is no effective test to identify those people that will respond clinically to inhaled steroids. A recent publication by Jörg Leuppi and colleagues has shown that in an investigator-sponsored, Phase II clinical trial, those patients with COPD that have a positive response to an Aridol challenge test are likely to benefit from inhaled corticosteroids treatment. In this trial, all patients had a positive response to inhaled histamine (a lung challenge test) whereas only 23% had a response to inhaled Aridol. After three months treatment with steroids, only those patients who recorded a positive Aridol challenge test had an improvement in their lung capacity. The difference in response to treatment between the two groups was highly statistically significant (p=0.001). In March 2007 we reported the results of a Phase II clinical trial to determine if Aridol is a practical test to guide treatment of inhaled corticosteroids in COPD patients in the primary care setting. In subjects with a positive Aridol challenge test, treatment with inhaled corticosteroids led to a highly statistically significant improvement in hyper-responsive airways as judged by a subsequent Aridol challenge test.

Based on independent market research commissioned by us, we believe that the addressable annual market for Aridol in the U.S., Europe and Australia includes 3 million new bronchial challenge tests to evaluate steroid responsiveness in COPD patients.

PXS25/PXS64

We currently conduct an active research program designed to prevent the inappropriate migration of immune cells from blood to surrounding tissue. Our lead compounds in this program are PXS25 and PXS64, a derivative of PXS25 that is orally available in our preclinical studies. Our preclinical studies indicate that PXS25 prevents immune cell migration and is effective in animal models of multiple sclerosis and rheumatoid arthritis. We are currently developing PXS64 as an oral treatment for acute exacerbations of multiple sclerosis, and are evaluating its potential in other inflammatory/autoimmune diseases such as asthma.

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

In our animal studies, PXS25 demonstrated significant activity when administered by injection. However, the oral bioavailability of PXS25 is low in several species of animals. Therefore, we have developed a prodrug of PXS25 which is metabolized to active PXS25 once absorbed by the body. However, in the first instance, we are developing PXS25 as an intravenous preparation to understand the behavior of the compound in humans before developing the oral molecule, PXS64. Our goal is to file an IND in the first half of 2008 and to pursue an application for the treatment of multiple sclerosis.

Our Strategy

Our objective is to build a fully-integrated specialty pharmaceutical company focused on respiratory and inflammatory/autoimmune indications. Key aspects of our strategy include:

•

Obtain international marketing authorization for Aridol. We have received marketing authorization of Aridol in Australia and Sweden and successfully completed the E.U. mutual recognition procedure allowing for the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal. We have also filed for marketing approval in Switzerland and Korea. Based on our pre-IND meeting with the FDA, the completed U.S. clinical trial of Aridol and the earlier Phase III clinical trial that was the basis of marketing approval in Australia and Europe, we intend to file a New Drug Application (NDA) with the FDA.

•

Successfully complete the clinical development of Bronchitol. We recently successfully completed our first Phase III trial in Europe and Australia of Bronchitol for the treatment of bronchiectasis and have previously completed two successful Phase II trials of Bronchitol for the treatment of cystic fibrosis and bronchiectasis. We initiated our first Phase III trial in Europe and Australia of Bronchitol for the treatment of cystic fibrosis in April 2007. In August 2007 we requested a Special Protocol Assessment review with the U.S. Food and Drug Administration to commence U.S. Phase III trials with Bronchitol for the treatment of bronchiectasis and cystic fibrosis.

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

•

Continue to expand our R&D pipeline. We were founded in 1998 based on anti-inflammatory intellectual property we licensed from the Australian National University. In 2001, we licensed intellectual property that is the basis of Aridol and Bronchitol. We will continue to build and strengthen our product pipeline and commercial capabilities, and we may acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities. In 2006 we established a drug discovery unit based in laboratories at North Ryde, Sydney, which is focused on immune and respiratory drug discovery.

Sales and Marketing

We have a sales and marketing group in Australia and have appointed marketing and distribution partners for certain European territories with respect to the marketing and sale of Aridol. We have established a small office in the United Kingdom to manage these partners. Assuming receipt of all necessary approvals of Aridol for commercial sale, we intend to use a combination of direct marketing to pulmonary specialists and third parties in the U.S. and Asia . In order to commercialize any of our other respiratory product candidates, we must further develop these capabilities internally or through collaborations with third parties. We intend to retain commercial rights to market our products to pulmonary specialists in the United States and potentially in Europe. Because the United States and European pulmonary specialist market is relatively concentrated, we believe we can effectively target it with a small specialized sales force. We may pursue strategic collaborations to commercialize our products in other territories and on a worldwide basis for indications treated by large physician populations, such as asthma or arthritis.

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

We believe that our manufacturing facility has ample operating capacity to produce adequate Aridol and Bronchitol to undertake the full clinical trial program through submission of an NDA in the U.S. for those product candidates and to support the commercial demand of Aridol two years after international launch. We have recently entered into an agreement concerning the lease of a purpose built manufacturing, warehousing and office facility. Construction of the new facility is expected to commence in the fourth quarter of 2007 and is expected to take approximately twelve months to complete. We have recently entered an agreement for the construction of a spray dryer, being the key piece of production equipment to be housed in the new facility and are continuing to prepare specifications for other pieces of equipment which will be required to increase capacity.

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

We are aware of many of our competitors in each of the markets we target. These products include approved and marketed products as well as products in development. We expect Aridol, to compete with direct bronchiol provocation tests such as methacholine (Provocholine®) and histamine. We expect Bronchitol for CF to compete with or to be used in conjunction with Pulmozyme and other mucolytic agents and bronchodilators. Although it has little market penetration, Mucomyst®, marketed by AstraZeneca, is used by some physicians to treat bronchiectasis, other forms of COPD and CF. Numerous other potential competing therapeutic products are in clinical treatment and preclinical development, including new antibiotic preparations and new agents to restore salt balance. In each of our development programs addressing indications for which there are therapies available, we intend to complete clinical trials designed to evaluate the potential advantages of our drug candidates as compared to, or in conjunction with, the current standard of care. Key differentiating elements affecting the success of all of our drug candidates are likely to be their efficacy, convenience and side-effect profile compared to commonly used therapies.

Intellectual Property

We patent the technology, inventions and improvements that we consider important to the development of our business. As of October 31 2007, we owned or had exclusive rights to 18 issued U.S. and foreign patents and 11 pending U.S. and foreign patent applications. Of these, nine issued patents and three pending applications relate to Aridol and Bronchitol. The last of these issued patents are due to expire in 2021. One pending application relates to PXS25 and PXS64 and has now entered the national phase. The remaining patents and applications relate to other aspects of our technology or other drug discovery programs that have not yet entered a full development program. If available to us, we intend to seek patent term extension for our eligible patents, including under the Hatch-Waxman Act, which provides up to five years of patent extension.

We have the exclusive worldwide rights from Sydney South West Area Health Service for certain key intellectual property and patents relating to the use of respirable dry powders for the assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and enhancing mucus clearance in diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. These exclusive rights, which form the basis for patent protection of both Aridol and Bronchitol, derive from one issued U.S. and eight issued foreign patents. The U.S. and most of the foreign patents covering Aridol and Bronchitol are due to expire in 2015. The latest expiring in any territory is 2021. The U.S. and European patents may be eligible for extension by up to an additional five years, however, we cannot guarantee that any such extension would be granted.

We also have an exclusive worldwide license from ANU Enterprises Pty Ltd. (formerly Anutech Pty Ltd.) to develop and commercialize intellectual property relating to the treatment of inflammatory or immune-mediated conditions in patients by administering a phosphosugar. These exclusive rights derive from two issued U.S. and four issued foreign patents covering the E.U. member states and Australia, as well as other major territories. The last of these patents are due to expire in 2017. The U.S. patents may be eligible for extension by up to an additional five years, however, we cannot guarantee that any such extension would be granted.

Our ability to build and maintain our proprietary position for our technology and drug candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. The patent positions of biopharmaceutical companies like ours are generally uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the U.S. or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the U.S, the E.U.or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

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

Foreign Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under E.U. regulatory systems, marketing authorizations may be submitted either under a centralized procedure, a mutual recognition procedure or a decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for a joint assessment of safety and efficacy by a number of E.U. member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the member state approving the first marketing authorization within the E.U. submits an application for recognition to other E.U. member states. Within 90 days of receipt of the application and the first member state’s report of the assessment of the drug, the other member states are supposed to recognize the marketing authorization of the first member state or refer the application to the Committee for Human Medicinal Products, or CHMP, for arbitration, if one or more member states believe there is a potential serious risk to public health, and the member states cannot reach agreement on the approval of the product. The CHMP is a scientific expert committee of the European

Medicines Agency, or EMEA. The EMEA is responsible for the protection of public health in the E.U. through the coordination and evaluation and supervision of medicinal products, including administering the centralized procedure and performing a more limited role in the mutual recognition procedures. After member states agree to mutual recognition of the first marketing authorization, national marketing authorizations must still be issued in each member state which recognized it, including approval of translations, labeling and the like.

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

Employees

As of June 30, 2007, we had 58 employees, and 10 full time contractors, including 3 sales persons as well as 5 contractors within manufacturing. A total of 27 of our employees and full time contractors are engaged in research and development, 26 are engaged in manufacturing which has a significant research component, with the remainder involved in administrative and marketing functions. Nine of our employees and full time contractors have doctoral degrees. We believe relations with our employees are generally good. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We are not involved in any legal, arbitration or governmental proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability. We are also not aware of any pending legal, arbitration or governmental proceedings against us which may have significant effects on our financial position or profitability.

Research Grant Funding

We have a research grant with the Commonwealth of Australia that assists us in funding certain of our research programs.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia agreed to pay us a total amount of $6.1 million between the July 2004 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. There was A$900,000 of grant funding remaining as at June 30, 2007. For details regarding this research grant, see “Item 10. Additional Information – C. Material Contracts – AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”

C.	Organizational Structure

We have one wholly owned subsidiary, Pharmaxis Pharmaceuticals Limited, incorporated under the laws of England and Wales.

D.	Property, Plant and Equipment

As of June 30, 2007, we leased approximately 15,000 square feet of manufacturing, warehouse and office space at Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Sydney, Australia. Our lease was renewed in June 2006 for a further five years, with an option to renew for a further five years thereafter. From July 1, 2001 to June 30, 2007, we spent approximately A$4.9 million related to the establishment of this manufacturing facility.

As of June 30, 2007 we license approximately 2,000 square feet of research laboratory and office space at Building 34, 1 Rivett Road, Riverside Corporate Park, North Ryde, Sydney, Australia. Our lease expires in June 2007.

We will require additional space and facilities as our business expands. In particular, we will require additional manufacturing capabilities.

We have therefore recently entered into an agreement concerning the lease of a custom designed manufacturing, warehousing and office facility of approximately 75,000 square feet. The facility is being constructed to our specifications. Once the lease commences, currently anticipated in 2H08 the lease will have a term of 15 years, with two options to renew of a further five years each and the option to break the lease at ten years but with financial penalties attached. We anticipate spending approximately A$20 million to fitout this facility and acquire additional and expanded production equipment.

We have also recently entered into an 18 month agreement to lease approximately 3,700 square feet of additional office space at 10 Rodborough Road, Frenchs Forest, NSW 2086, Sydney, Australia.

4A.	Unresolved Staff Comments

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this report. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2007 refers to our fiscal year ended June 30, 2007.

A.	Operating Results

Overview

We are a specialist integrated pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune diseases. Research is in progress into new treatments for multiple sclerosis and respiratory diseases. We are most advanced in the development of products for asthma, cystic fibrosis and chronic obstructive pulmonary disease, or COPD, including bronchiectasis and chronic bronchitis. At June 30, 2007, we had received marketing authorization of Aridol in Australia and Sweden and successfully completed the E.U. mutual recognition procedure allowing for the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal and we were in the pre-marketing application stage for Aridol in the U.S. We have three clinical trials in progress (in patients), one project in pre-clinical evaluation (prior to being administered to volunteers or patients), and one principle research project targeting the identification of a compound for development. Our development program has been designed to produce a series of products for large world markets over the coming years.

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

We have incurred net losses since our inception. We recognized a net loss of A$10.4 million, A$17.7 million and A$24.2 million in the years ended June 30, 2005, 2006 and 2007, respectively. Our accumulated losses from inception to June 30, 2007 are A$62.8 million. We expect to incur increasing losses in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon regulatory approval.

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

We classify our research and development expenses into five components:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University, which is focused on autoimmune diseases. This unit was closed during the year following the expansion of the Group’s research unit at North Ryde.

2.	Our drug discovery unit based in Sydney. This unit is focused on immune disorders and respiratory drug discovery and assumed the work previously carried out at the Australian National University.

3.	Our preclinical development group which is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the immune disorder area.

4.	Our clinical trials group, which designs and monitors our clinical trials.

5.	Our Australian Therapeutic Goods Administration, or TGA, registered manufacturing facility is primarily focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research and development expenditure.

Our immune disorder research and development activities have been primarily directed at the diseases of multiple sclerosis, rheumatoid arthritis and asthma, and have explored a range of approaches. Our current immune disorder product candidate for these diseases are PXS25 and its pro-drug PXS64. Our respiratory research and development activities have been directed at asthma, cystic fibrosis and the chronic obstructive pulmonary diseases of bronchiectasis and chronic bronchitis, and have been exclusively focused on the development of our two current respiratory product candidates of Aridol and Bronchitol. Research and development expenses both before and after the recognition of research grants received, are presented in the following table:

	Year ended June 30,			Period from inception (May 29, 1998) to June 30, 2007
	2005	2006	2007
	A$	A$	A$	A$
	(in thousands)
Total research and development expenses before research grants received	$9,017	$16,227	$23,132	$58,575
Research grants recognized against related expenses	(1,132)	(1,245)	(1,955)	(7,751)

Net research and development	$7,885	$14,982	$21,177	$50,824

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Autoimmune research and development	$1,276	$1,407	$1,794	$9,017
Respiratory research and development	7,741	14,820	21,338	49,558

	$9,017	$16,227	$23,132	$58,575

We expect to continue to incur significant costs in the foreseeable future as we pursue these activities. We cannot accurately forecast or reasonably estimate the additional costs that will be required to complete all of these activities, or the exact timing for their completion due to the potential failure risks and other uncertainties inherent in the development of new drugs, such as unsuccessful clinical trials, unsuccessful development and/or commercialization and delayed regulatory approvals, amongst others. However, where the trial protocols have been finalized and negotiations with clinical research organizations and participating trial sites are sufficiently advanced, we are able to reasonably estimate the costs (as of June 30, 2007) and timeframes (stated in calendar years unless otherwise stated) of the next anticipated milestones described below:

•

The cost to complete our Phase II dose-ranging study of Bronchitol for cystic fibrosis is currently estimated to be approximately A$0.5 million. We commenced this trial during the fourth quarter of 2005 and we expect to close recruitment for this trial in the second half of calendar 2007.

•

The cost to complete our Phase II trial of Bronchitol with dornase alfa for cystic fibrosis is currently estimated to be approximately A$0.3 million. We commenced enrolment of this trial during the fourth quarter of calendar 2005 and we expect to complete this trial in calendar 2007.

•

The cost to complete our European and Australian Phase III trial of Bronchitol for bronchiectasis is currently estimated to be approximately A$1.1 million. We commenced this trial, the first of two planned for this indication, during the second quarter of calendar 2006 and we completed the treatment phase during the third quarter of calendar 2007.

•

The cost to complete our European and Australian Phase III trial of Bronchitol for cystic fibrosis is currently estimated to be approximately A$5.0 million. We commenced this trial during the second quarter of calendar 2007 and we expect to complete recruitment for this trial in the first half of calendar 2008.

•

The cost to complete our Australian Phase Ib safety trial of Bronchitol for acute COPD is currently estimated to be approximately A$0.1 million. We commenced this trial in fourth quarter calendar 2006, and expect to complete this trial in the second half of calendar 2007.

We expect to commence our Phase III trial of Bronchitol for bronchiectasis in the U.S. during the first half of calendar 2008. We expect to commence our Phase III trial of Bronchitol for cystic fibrosis in the U.S. during the first half of calendar 2008.The cost and timeframe to complete these trials cannot be reasonably estimated at this time.

We do not expect to complete any of the U.S. Bronchitol research and development projects before the end of calendar 2007 and, therefore, we do not expect to receive any sales revenues in the U.S. prior to the completion of these projects. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate and available funds.

Under our AusIndustry P3 Pharmaceuticals Partnerships Program funding deed with the Commonwealth of Australia, subject to certain conditions, the Commonwealth of Australia may, as of June 30, 2007, pay us a total amount of A$0.9 million in the year to June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. For details regarding this research grant, see “Item 10. Additional Information – C. Material Contracts - AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed.”

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

Commercial

Our commercial expenses consist of salaries and professional fees related to the commercial launch of Aridol in Australia, Europe, the U.S. and Asia and the ongoing cost associated with the sale of Aridol. We anticipate that commercial expenses will increase as we launch Aridol in more jurisdictions, as we prepare to launch Bronchitol, and as we incur other selling and marketing costs.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant management judgment is required to make estimates in relation to: the carrying value and recoverability of intangible assets; the recoverability of deferred income taxes; stock-based compensation; the accruing of liabilities for clinical and preclinical development activities; and research development and grants. Actual results could differ from those estimates. Our significant accounting policies are more fully described in Note 3 to our financial statements appearing elsewhere in this report. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Intangible Assets

We review our capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, we estimate undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. Impairment, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value. Impairment, if any, is assessed using discounted cash flows. Related patents are grouped in estimating future cash flows to determine whether patents are impaired and in measuring the amount of the impairment. During 2006 we recorded an impairment charge of $109,000 in relation to an item of plant & equipment that was taken out of service, and an impairment charge of $46,000 in relation to Patent Family 6 which was allowed to lapse. No other such impairments have been recorded since inception.

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

Stock-Based Compensation

We account for stock-based employee compensation arrangements using the fair value based method as prescribed in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R) – Accounting for Stock-Based Compensation (SFAS 123(R)). The terms of option grants are determined by our Board. Options are generally granted for nil monetary consideration and have a life of ten years. Options granted to executives and employees generally vest equally over a four year period. For options granted after January 1, 2003, the annual vesting for executives and employees is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives. In accordance with SFAS 123(R), the fair values of the option grants are estimated on the date of each grant using the Black-Scholes option pricing model, which requires the use of certain significant assumptions. Changes to these assumptions, which include volatility, risk free interest rate, dividend yield, expected life, exercise price and the market price, could cause a material difference in the fair value of the options and the amount of compensation expense recognized. Annual option grants to non executive directors after June 30, 2007 vest immediately on the latter of grant or shareholder approval.

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

Results of Operations

Comparison of fiscal years ended June 30, 2006 and June 30, 2007

Sales and Gross Profit. Sales were A$0.008 million in fiscal 2006 compared to A$0.2 million in fiscal 2007. Our first product Aridol was launched in Australia in June 2006 and was approved for sale in Sweden in October 2006 and the E.U. mutual recognition procedure was successfully completed in June 2007 allowing for the issue of marketing authorizations in Germany, France, the United Kingdom, Italy, the Netherlands, Belgium, Denmark, Greece, Spain, Finland, Ireland, Norway and Portugal. Approximately 60 percent of sales for the fiscal 2007 were in Australia. The other 40 percent of sales were split approximately evenly between Sweden and a U.S. biopharmaceutical company which is using Aridol in clinical trials. Gross profit was approximately 75 percent of sales in both years.

Research and Development Expenses. Research and development expenses for fiscal 2006 and 2007, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2006	2007
	A$	A$
	(in thousands)
Total research and development expenses	$16,227	$23,132
Related research grants	(1,245)	(1,955)

Net research and development expenses	$14,982	$21,177

Grant revenue in fiscal 2007 relates exclusively to an Australian Government Pharmaceuticals Partnerships Program grant (“P3 Grant”) awarded to us in June 2004. Grant revenue in fiscal 2006 relates to an Australian Government R&D Start Grant (“Start Grant”) awarded to us in June 2003 to develop new treatments for cystic fibrosis and the P3 Grant. The Start Grant was payable based on underlying expenditure on the research project, makes up approximately 35% of the total research grants received during fiscal 2006 and was completed on December 31, 2005. There are certain limited circumstances where we may be required to repay grant funding. The P3 Grant payable to us is 30% of the increase of eligible research and development expenditure over a base level of expenditure.

Total research and development expenses increased from A$16.2 million in fiscal 2006 to A$23.1 million in fiscal 2007. There are five components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University. This unit was closed during the year following the expansion of our research unit in Sydney. The unit accounted for approximately 1 percent of our total research and development expenditure in the current year. The research unit was focused on immune disorders. The level of expenditure in fiscal 2007 decreased by approximately A$0.5 million, compared to fiscal 2006.

2.	Our drug discovery group based in leased laboratories in Sydney accounted for approximately 5 percent of our total research and development expenditure in the current year and increased by approximately 157 percent or A$0.8 million compared to fiscal 2006. This unit is focused on immune disorders and respiratory drug discovery and assumed the work previously carried out at the Australian National University. This area of research accounted for approximately 12 percent of the increase in overall research and development expenditure during fiscal 2007.

3.	Our preclinical development group accounted for approximately 10 percent of our total research and development expenditure in the current fiscal year and increased by approximately 20 percent or A$0.4 million compared to fiscal 2006. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the immune disorder area (PXS25 and its pro-drug PXS64). Approximately 90 percent of expenditure in fiscal 2007 related to the Aridol and Bronchitol studies. This area of research accounted for approximately 6 percent of the increase in overall research and development expenditure during fiscal 2007.

4.	Our clinical group located at our Frenchs Forest facility accounted for approximately 58 percent of our total research and development expenditure in fiscal 2007 and increased by approximately 34 percent or A$3.4 million compared to fiscal 2006. The clinical group designs and monitors the clinical trials run by us. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This significant increase in expenditure reflects the number and size of clinical trials ongoing during fiscal 2007. This area of research accounted for approximately 50 percent of the increase in overall research and development expenditure during fiscal 2007.

5.	Our TGA registered manufacturing facility at Frenchs Forest is predominantly focused on producing material for clinical trials and developing enhanced manufacturing processes. Manufacturing expenses for the current year have therefore mainly been classified as a research and development expenditure. Manufacturing accounted for approximately 21 percent of our total research and development expenditure in fiscal 2007 and increased by approximately 84 percent or A$2.7 million compared to fiscal 2006, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 40 percent of the increase in overall research and development expenditure during fiscal 2007.

General and Administrative Expenses. General and administrative expenses were A$4.0 million in both fiscal 2006 and fiscal 2007.

Commercial expenses. Commercial expenses were A$1.8 in fiscal 2006 compared to A$2.8 million in fiscal 2007. The commercial launch of Aridol in Australia and preparation for the full commercial launch in Europe resulted in additional one time expenses over and above the first full year of costs associated with the hiring of a sales and marketing team in Australia and Europe late in fiscal 2006. In addition costs were incurred obtaining detailed global market information in relation to bronchiectasis.

Stock Compensation Expenses. Stock compensation expenses increased from A$1.1 million in fiscal 2006 to A$1.5 million in fiscal 2007, reflecting a grant of options to all employees in August 2005 and again in August 2006, as well as an increase in employee numbers, all of whom are eligible for options.

Interest and Other Income and Expense. Interest and other income increased from A$4.3 million in fiscal 2006 to A$5.3 million in fiscal 2007. The increase in interest income is attributable to the greater level of funds invested during fiscal 2007. We started fiscal 2007 with $98 million of cash and bank accepted bills of exchange. By contrast we started fiscal 2006 with $33 million of cash and bank accepted bills of exchange, to which was added approximately $80 million in November 2005 from the capital raising undertaken in Australia and the United States.

Income Tax Expense. The Company recorded an income tax expense for the first time in fiscal 2006 and again in fiscal 2007. The expense relates to income generated by the Company’s UK subsidiary which is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

Net Loss. Net loss increased from A$17.7 million in fiscal 2006 to A$24.2 million in fiscal 2007. The significant increase in operating expenses discussed above was only partly offset by the increase in interest and other income.

Basic and diluted net loss per share. Basic and diluted net loss per share increased from A$0.11 in fiscal 2006 to A$0.14 in fiscal 2007 predominantly because of the increase in research and development expenses in 2007.

Comparison of fiscal years ended June 30, 2005 and June 30, 2006

Research and Development Expenses. Research and development expenses for fiscal 2005 and 2006, respectively, are shown in the table below net of research grants received.

	Years ended June 30,
	2005	2006
	A$	A$
	(in thousands)
Total research and development expenses	$9,017	$16,227
Related research grants	(1,132)	(1,245)

Net research and development expenses	$7,885	$14,982

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

Total research and development expenses increased from A$9.0 million in fiscal 2005 to A$16.2 million in fiscal 2006. There are five components to the research and development expenses:

1.	Our research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 5 percent of our total research and development expenditure in the current year. The research unit is focused on immune disorders. The level of expenditure in fiscal 2006 increased by approximately 6 percent or A$0.05 million, compared to fiscal 2005.

2.	Our drug discovery group based in leased laboratories at Sydney accounted for approximately 2 percent of our total research and development expenditure in the current year. This unit is focused on immune disorders and respiratory drug discovery and is complementary to the work carried out at the Australian National University.

3.	Our preclinical development group located at our Frenchs Forest facility accounted for approximately 12 percent of our total research and development expenditure in the current fiscal year and increased by approximately 35 percent or A$0.5 million compared to fiscal 2005. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the immune disorder area (PXS25 and its pro-drug PXS64). Approximately 90 percent of expenditure in fiscal 2006 related to the Aridol and Bronchitol studies. This area of research accounted for approximately 7 percent or A$0.5 million of the increase in overall research and development expenditure during fiscal 2006.

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

5.	Our TGA registered manufacturing facility at Frenchs Forest. Before the change of its TGA licence in April 2006 to allow for commercial manufacture, this facility was totally focused on producing material for clinical trials and developing enhanced manufacturing processes. Manufacturing expenses for the current year have therefore mainly been classified as a research and development expenditure. Manufacturing accounted for approximately 20 percent of our total research and development expenditure in fiscal 2006 and increased by approximately 41 percent or A$0.9 million compared to fiscal 2005, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 13 percent or A$0.9 million of the increase in overall research and development expenditure during fiscal 2006.

General and Administrative Expenses. General and administrative expenses increased from A$3.1 million in fiscal 2005 to A$4.0 million in fiscal 2006. The increase in expenses of A$1 million reflects growth in the size and complexity of the Group’s operations, as well as the incremental costs of being listed on both the Australian Securities Exchange and Nasdaq Global Market.

Commercial expenses. Commercial expenses were A$0.8 in fiscal 2005 compared to A$1.8 million in fiscal 2006. The commercial launch of Aridol was a significant cause of the increased level of expenses involving the hiring of a sales and marketing manager and a sales team of five, and the state by state presentations of Aridol to the respiratory communities. The creation of a European Pharmaxis operation also added to commercial expenses in the year. The operation, based in the United Kingdom and employing two people, is required to coordinate and manage the marketing/distribution partners we have and are appointing to market, sell and distribute Aridol throughout Europe.

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

Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities and convertible redeemable preference shares. Additional funding has come through research grants, interest on investments, the exercise of options and rent received from a former subtenant. Through June 30, 2007, we had received net cash proceeds from the following: (a) A$122.3 million from the issuance of ordinary shares; (b) A$11.4 million from the issuance of convertible redeemable preference shares; and (c) approximately A$8.0 million in research grants. We have incurred significant losses since our inception. We incurred losses of A$10.4 million, A$17.7 million and A$24.2 million and A$62.8 million in fiscal 2005, 2006, 2007 and since inception to June 30, 2007, respectively. As of June 30, 2007 we had cash and cash equivalents of A$76.2 million and additionally have ongoing research grants with a total of A$0.9 million of funding potentially available.

For fiscal 2007, we used net cash of A$20.7 million for operating activities. This consisted of a net loss for the period of A$24.2 million, which included A$0.9 million of non-cash depreciation and amortization, and non-cash stock option expense of A$1.5 million, and other working capital movements of A$1.0 million. Net cash used in investing activities during fiscal 2007 was A$1.3 million, which included purchase of plant and equipment for quality control laboratory facilities and equipment. Net cash provided by financing activities during fiscal 2007 was A$0.3 million resulting from the issue of shares upon the exercise of options granted under the Pharmaxis Employee Option Plan.

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

At June 30, 2007, we had cash and cash equivalents of A$76.2 million as compared to A$97.8 million as of June 30, 2006. This overall decrease was primarily due to our research and development program.

On October 11, 2007 the Company announced a A$50 million placement to institutions and sophisticated investors at A$3.90 per share. At the same time the Company announced a share purchase plan whereby each shareholder could subscribe for up to A$5,000 worth of Pharmaxis Ltd shares at an issue price of A$3.90. The share purchase plan closed on November 9, 2007 and raised A$11.7 million.

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

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of expanding sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on finding:

•	the clinical development for Bronchitol in patients with cystic fibrosis;

•	the commercial launch of Aridol for the management of asthma in the E.U. and the U.S.;

•	the clinical development of Aridol for management of asthma and COPD;

•	the clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis;

•	the pre-clinical development of our product pipeline; and

•	further expansion of our manufacturing capablities.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of Australian interest rates, particularly because the majority of our investments are in cash and cash equivalents. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations. We do not have derivative financial instruments.

Income Taxes

As of June 30, 2007, we had net operating loss carry forwards of A$79.2 million (A$47.9 million as of June 30, 2006). While these losses do not expire, our utilization will depend upon our ability to derive future taxable income of a nature and of an amount sufficient to enable the deduction for the losses to be realized, our continued compliance with the conditions for deductibility imposed by tax legislation, and the absence of changes in tax legislation that adversely affect our ability to utilize the loss.

As of June 30, 2006 and 2007, we did not record a benefit for the deferred tax assets because realization of the deferred tax assets was not more likely than not and, accordingly, a valuation allowance is provided to completely offset the deferred tax assets.

Recently Issued Accounting Announcements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for the first fiscal year beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the possible impact of FIN 48 on our consolidated financial statements which we will adopt as of July 1, 2007.

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

See Item 5A – “Operating Results – Research and Development.”

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

The following table summarizes financial data for our contractual obligations and other commercial commitments, including interest obligations, as of June 30, 2007 (in thousands):

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	A$	A$	A$	A$	A$
Long-Term Debt Obligations	—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,472	401	1,071	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	$1,472	$401	$1,071	$—	$—

The contractual summary above reflects only payment obligations that are fixed and determinable. We have additional contractual payment obligations that are contingent on future events. Our operating lease obligations primarily relate to the lease for our headquarters in Frenchs Forest. We also have agreements with clinical sites, and contract research organizations, for the conduct of our clinical trials and other research activities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management

A.	Directors and Senior Management

The following table presents information about our executive officers and directors as of September 30, 2007.

Name	Age	Position
Alan D. Robertson, Ph.D.	51	Chief Executive Officer and Managing Director
Brett Charlton, Ph.D.	51	Medical Director
John F. Crapper	55	Chief Operations Officer
Ian A. McDonald, Ph.D.	60	Chief Scientific Officer
David M. McGarvey	51	Chief Financial Officer and Company Secretary
Gary J. Phillips	46	Head of Commercial Development
Denis M. Hanley(1)(2)	60	Chairman of the Board
Peter C. Farrell, Ph.D. DSc(2)	65	Director
Charles P.H. Kiefel(1)	52	Director
Malcolm J. McComas(1)	53	Director
John Villiger, Ph.D.(2)	53	Director

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration and Nomination Committee.

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

Ian A. McDonald, Ph.D., has been our Chief Scientific Officer since September 2006, having previously served as Chief Technical Officer from his joining us in April 2005. Dr. McDonald has over 25 years of experience in managing drug discovery and design teams in Europe and the U.S. From 2002 to 2004, Dr. McDonald served as Vice President of Drug Discovery at Structural GenomiX, Inc. (now SGX Pharmaceuticals Inc.). From 2001 to 2002, Dr. McDonald served as Vice President of Drug Discovery at Structural Bioinformatics Inc. (now Cengent Therapeutics). From 1993 to 2000, Dr. McDonald served as Director, then Vice President of Chemistry at SIBIA Neuroscience (now part of Merck Research Laboratories) and was responsible for medicinal and bio-chemistry research. From 1978 to 1993, Dr. McDonald served in various capacities as a research chemist at Merrell Dow (now part of Sanofi-Aventis). Dr. McDonald is the co-inventor of 39 U.S. patents and co-author of 77 peer-reviewed manuscripts and book chapters. Dr. McDonald holds B.S. and Ph.D. degrees in Organic Chemistry from the University of Western Australia.

David M. McGarvey, C.A., C.P.A., has been our Chief Financial Officer and Company Secretary since December 2002. Mr. McGarvey has two decades of experience in overseeing the financial affairs of different Australian companies. From 1998 to 2002, Mr. McGarvey served as Chief Financial Officer of the Filtration and Separations Group of U.S. Filter Corporation where he managed over 20 merger and acquisition transactions, including the sale of the Filtration and Separations Group to Pall Corporation in 2002. From 1985 to 1997, Mr. McGarvey served as Chief Financial Officer of Memtec Limited. While at Memtec, Mr. McGarvey oversaw the U.S. listing of Memtec on the Nasdaq Global Market and the New York Stock Exchange and managed over 10 merger and acquisition transactions, including the acquisition of Memtec by U.S. Filter. From 1975 to 1985, Mr. McGarvey held various positions at PricewaterhouseCoopers. Mr. McGarvey holds a B.A. in Accounting from Macquarie University and was admitted to the Institute of Chartered Accountants in Australia in 1981, and to the membership of CPA Australia in 1993.

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

Denis M. Hanley has been the Chairman of our board of directors since October 2001. From 1983 to 1997, Mr. Hanley served as Chief Executive Officer of Memtec Limited, a leader in the design and manufacture of microfiltration membrane systems. From 1971 to 1982, Mr. Hanley held various positions within Baxter Healthcare, most recently as Australian Managing Director. Mr. Hanley has served on the Australian Industry Research and Development Board and various technology councils and roundtables. Mr. Hanley serves on the board of directors of Lochard Limited, Universal Biosensors, Inc., CathRx Ltd and PFM Cornerstone Limited, and was a member of the Australian Government’s Cooperative Research Centre Committee. Mr. Hanley holds an M.B.A. with high distinction from the Harvard Graduate School of Business Administration, where he was named a Baker Scholar.

Peter C. Farrell, Ph.D., has been a member of our board of directors since March 2006. Dr. Farrell has more than two decades of experience in developing and commercialising medical products in the U.S., Europe, Japan and Australia. Dr. Farrell began his commercial career with Baxter Healthcare, Inc. in Japan as Director and Vice President of Research and Development, then as Managing Director of the Baxter Center for Medical Research. He left Baxter in 1989 to establish ResMed, Inc., a company that develops treatments for sleep-disordered breathing and respiratory failure. Dr. Farrell is currently founding Chairman and Chief Executive Officer of ResMed Inc. Dr. Farrell serves on the Executive Councils of Harvard Medical School and the University of California at San Diego, and is visiting Professor at the University of Sydney. Dr. Farrell has written more than 150 papers covering topics from engineering applications in medicine to focusing technology to meet business objectives. Dr. Farrell holds bachelor and masters degrees in chemical engineering from the University of Sydney and the Massachusetts Institute of Technology, a Ph.D. in bioengineering from the University of Washington, Seattle and a Doctor of Science from the University of New South Wales for research related to dialysis and renal medicine.

Charles P.H. Kiefel has been a member of our board of directors since May 2003. Mr. Kiefel has more than two decades of experience in finance and investment banking and funds management. Mr. Kiefel is currently an advisory board member of two of Australia’s largest private equity funds and the director of business development for two major U.S. money managers. From 1990 to 2000, Mr. Kiefel was Managing Director of Corporate Finance at ANZ Investment Bank. From 1986 to 1990, Mr. Kiefel was Director of Corporate Finance at Ord Minnett. From 1985 to 1986, Mr. Kiefel held positions at Lazard Brothers & Co. Ltd in the U.K. and Lazard Freres in New York. Mr. Kiefel serves on the board of directors of Wilson HTM Charities Ltd, Universal Biosensors, Inc. and PFM Cornerstone Limited,. Mr. Kiefel has a B. Com. from the University of New South Wales and is a Fellow of the Institute of Chartered Accountants in Australia.

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

Composition of the Board of Directors

We regard Messrs. Kiefel, McComas, Farrell, Villiger and Hanley as independent non-executive directors for purposes of applicable Australian law, as described by the Pharmaxis Corporate Governance Framework, and in accordance with the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Securities Exchange.

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

Principles used to determine the nature and amount of remuneration. As a company building an international pharmaceutical business, we require a board of directors and executive team that have both the technical capability and relevant experience to execute our business plan. We consider options to purchase ordinary shares a key tool in attracting the required talented individuals to our board of directors and executive team while staying within the fiscal constraints of a growing company. Director and executive compensation includes a mix of short and long-term components. Compensation of executive directors and other executives includes a meaningful proportion that varies with individual performance. Cash incentives and the vesting of options granted to executives are subject to performance assessment by the Remuneration and Nomination Committee. Individual performance targets are set by reference to the components of our annual business plan for which the individual executive is responsible. Each year the Remuneration and Nomination Committee evaluates the performance of the chief executive officer and reviews and approves recommendations by the chief executive officer in relation to the performance of other executive officers. Compensation of executive directors and other executives are reviewed each year with changes typically taking effect on January 1 each year. As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors. Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board.

There are two components to the fees of independent non-executive directors:

•	a base fee of A$110,000 for the chairman and $60,000 for other non-executive directors;

•	an flat annual fee for non-executive directors serving on committees A$5,000 as a committee member and A$10,000 as a committee chair; and

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

BH Smith was a former non-executive director during the year and is a principal of a venture capital firms that manage funds which are significant shareholders of us. BH Smith was paid a cash fee of $10,174 from July 1, 2006 until her retirement on October 26, 2006 and was not granted any options in us.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $600,000 in total. The amount paid to non-executive directors in 2007 was A$209,105. Subject to the requirements of Australian law, termination payments apply only to executive directors, as discussed below.

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

Executive Compensation

The following table presents all of the compensation awarded to, earned by or paid to each individual who served as a member of our board of directors or as an executive officer in fiscal 2007.

Summary Compensation Table

	Primary			Super- annuation	Long Service Leave Entitlement	Equity Options(1)	Total
Name	Cash salary or Directors’ Fees		Cash Incentive
	A$		A$	A$	A$	A$	A$
Directors
Alan D. Robertson, Ph.D. (2)	$329,025		$93,500	$29,612	$8,205	$197,505	$647,847
Denis M. Hanley	66,644	*	—	5,998		52,668	125,310
Brigitte H. Smith (3)	10,174	*	—	—	—	—	10,174
Charles P.H. Kiefel	6,987	*	—	29	—	—	71,478
Malcolm J. McComas	42,985	*	—	—	—	—	69,319
Peter C. Farrell, Ph.D.	40,688	*	—	—	—	—	330,362
John Villiger, Ph.D. (4)	—		—	—	—	—	—
Executive Officers
Brett Charlton, Ph.D.	251,525		40,000	22,601	6,264	139,409	459,799
John F. Crapper	235,750		40,000	21,218	4,554	132,770	434,292
Ian A. McDonald	184,756		20,000	16,628	1,359	132,770	355,513
David M. McGarvey	261,375		40,000	23,524	5,516	132,770	463,185
Gary J. Phillips	260,775		40,000	23,470	4,413	132,770	461,428

(1)	The fair value of options granted during the year were estimated on the date of each grant using the Black-Scholes option pricing model.

(2)	Individual also serves as an executive officer.

(3)	Ms Smith retired as a director in October 2006.

(4)	Dr. Villiger was appointed as a director in November 2006.

*	Directors’ fees.

Stock Option Grants in Fiscal 2007

Details of options to purchase our ordinary shares provided during the fiscal year ended June 30, 2007 as remuneration to each of our directors and our executive officers are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details are set out in the subsequent table.

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Directors
Alan D. Robertson, Ph.D. (1)	150,000	$1.92	08/14/2016
Peter C. Farrell, Ph.D.	220,000	1.92	08/14/2016
Denis M. Hanley	40,000	1.92	08/14/2016
Charles P.H. Kiefel	48,957	1.92	08/14/2016
Malcolm. M. McComas	20,000	1.92	08/14/2016

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Executive Officers
Brett Charlton, Ph.D.	105,000	1.92	08/14/2016
John F. Crapper	100,000	1.92	08/14/2016
Ian A. McDonald, Ph.D.	100,000	1.92	08/14/2016
David M. McGarvey	100,000	1.92	08/14/2016
Gary J. Phillips	100,000	1.92	08/14/2016

(1)	Individual also serves as an executive officer.

Stock Option Grants since June 30, 2007

On August 9, 2007 the board of directors proposed to grant under the Pharmaxis Employee Option Plan 1,250,000 options to executive officers, 300,000 options to the executive director and 336,000 options to other employees. The options have an exercise price of $3.89 and expire 9 August 2017. The grant of options to directors requires shareholder approval and the 2006 annual meeting approved the grant of up to 150,000 options to the executive director. The 2007 annual meeting approved of the grant of an additional 150,000 options bringing the total to 300,000t. The 1,250,000 executive officer options were granted together with the 336,000 options to other employees on August 10, 2007.

On November 15, 2006 the board of directors proposed a grant of 200,000 options under the Pharmaxis Employee Option Plan to Dr. John Villiger upon his appointment to the Board. The proposed grant of options has an exercise price of $3.2258 and expire on 14 November 2016. The 2007 annual meeting approved this grant of options to Dr Villiger.

Details of grants to executive officers and directors are presented below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price. Vesting details for granted options are presented in the subsequent table.

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Directors
Alan D. Robertson, Ph.D. (1)	300,000	$3.389	08/09/2017
John Villiger, Ph.D.	200,000	$3.226	11/14/2016

Name	Number of Options Granted	Exercise Price	Expiration Date
		A$
Executive Officers
Brett Charlton, Ph.D.	250,000	3.389	08/09/2017
John F. Crapper	250,000	3.389	08/09/2017
Ian A. McDonald, Ph.D.	250,000	3.389	08/09/2017
David M. McGarvey	250,000	3.389	08/09/2017
Gary J. Phillips	250,000	3.389	08/09/2017

(1)	Individual also serves as an executive officer.

Stock Option Values

Option holdings

The numbers of options to purchase our ordinary shares held at November 6, 2007 by each director of Pharmaxis and each of the executive officers are listed below. When exercisable, each option is convertible into one ordinary share of Pharmaxis. Options are issued at a zero purchase price.

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$
Directors
Alan D. Robertson, Ph.D.(1)	1,120,000	$0.1250	11/30/2009	280,000 at each of June 30, 2000, 2001, 2002 and 2003
	960,000	0.3125	06/30/2012	240,000 at each of June 30, 2003, 2004, 2005 and 2006
	150,000	1.790	08/04/2015	37,500 at each of June 30, 2006, 2007, 2008 and 2009(2)
	150,000	1.917	08/14/2016	37,500 at each of June 30, 2007, 2008, 2009 and 2010(2)
	300,000	3.389	08/09/2017	75,000 at each of June 30, 2008, 2009, 2010 and 2011(2)
Denis M. Hanley	640,000	0.3125	08/30/2011	640,000 at August 30, 2002
	400,000	0.3125	06/30/2012	100,000 at each of June 30, 2003, 2004, 2005 and 2006
	40,000	1.790	08/04/2015	10,000 at each of June 30, 2006, 2007, 2008 and 2009
	40,000	1.917	08/14/2016	40,000 at each October 26, 2006

Name	Number of Securities	Exercise Price	Expiration Date	Vesting
		A$
Peter C. Farrell, Ph.D.	200,000	2.068	04/30/2013	50,000 at each of June 30, 2007, 2008, 2009 and 2010
	20,000	1.917	08/14/2016	20,000 ay October 26, 2006
Charles P.H. Kiefel	200,000	0.3125	04/30/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007
	20,000	1.790	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009
	48,957	1.917	08/14/2016	48,957 at October 26, 2006
John Villiger, PhD	200,000	3.226	11/14/2016	50,000 at each of June 30, 2007, 2008, 2009 and 2010
Malcolm. M. McComas	200,000	0.3125	07/03/2013	50,000 at each of June 30, 2004, 2005, 2006 and 2007
	20,000	1.790	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009
	20,000	1.917	08/14/2016	20,000 at October 26, 2006
Executive Officers
Brett Charlton, Ph.D.	480,000	0.3125	06/30/2012	480,000 at June 30, 2003
	370,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006
	105,000	1.790	08/04/2015	26,250 at each of June 30, 2006, 2007, 2008 and 2009(2)
	105,000	1.917	08/14/2016	26,250 at each of June 30, 2007, 2008, 2009 and 2010(2)
	250,000	3.389	08/09/2017	62,500 at each of June 30, 2008, 2009, 2010 and 2011(2)
John F. Crapper	180,000	0.3125	06/30/2013	480,000 at July 1, 2004
	180,000	0.3125	06/30/2013	120,000 at each of June 30, 2004, 2005, 2006 and 2007(2)
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)
	250,000	3.389	08/09/2017	62,500 at each of June 30, 2008, 2009, 2010 and 2011(2)
Ian A. McDonald, Ph.D.	50,000	1.1470	05/11/2015	April 3, 2006
	150,000	1.1470	05/11/2015	37,500 at each of June 30, 2006, 2007, 2008 and 2009(2)
	20,000	1.7900	08/04/2015	5,000 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)
	250,000	3.389	08/09/2017	62,500 at each of June 30, 2008, 2009, 2010 and 2011(2)
David M. McGarvey	480,000	0.3125	06/30/2012	120,000 at each of June 30, 2003, 2004, 2005 and 2006(2)
	480,000	0.3125	11/30/2012	480,000 at December 1, 2003
	100,000	1.7900	08/04/2015	25,000 at each of June 30, 2006, 2007,

				2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)
	250,000	3.389	08/09/2017	62,500 at each of June 30, 2008, 2009, 2010 and 2011(2)
Gary J. Phillips	250,000	0.3760	11/30/2013	62,500 at each of June 30, 2004, 2005, 2006 and 2007(2)
	250,000	0.3760	11/30/2013	250,000 at December 1, 2004
	105,000	1.7900	08/04/2015	26,250 at each of June 30, 2006, 2007, 2008 and 2009(2)
	100,000	1.917	08/14/2016	25,000 at each of June 30, 2007, 2008, 2009 and 2010(2)
	250,000	3.389	08/09/2017	62,500 at each of June 30, 2008, 2009, 2010 and 2011(2)

(1)	Individual also serves as an executive officer.

(2)	Vesting is subject to approval of the Remuneration and Nomination Committee.

Employment Agreements

The following executive directors and executive officers have employment agreements with Pharmaxis. Each of these agreements provides for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Employee Option Plan. These agreements also contain certain confidentiality, intellectual property and non competition provisions that serve to protect our intellectual property rights and other proprietary information.

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

•	We also make superannuation fund contributions equal to 9% of the annual base salary, or A$28,890, per year for the benefit of Dr. Robertson.

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

•	We also make superannuation contributions equal to 9% of the annual base salary, or A$22,050, per year for the benefit of Dr. Charlton.

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

•	We also make superannuation contributions equal to 9% of the annual base salary, or A$20,700, per year for the benefit of Mr. Crapper.

Ian A, McDonald, Ph.D., Chief Scientific Officer

•

Subject to earlier termination by us, the term of Dr. McDonald’s employment will last until June 30, 2010, unless the term of the employment agreement is either extended or Dr. McDonald enters into a new employment agreement with us;

•

The employment agreement provides for an annual base salary of A$200,000, which may be subject to increase upon review annually by our Remuneration and Nomination Committee and as approved by the board of directors; and

•	We also make superannuation contributions equal to 9% of the annual base salary, or A$18,000, per year for the benefit of Dr. McDonald.

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

•	We also make superannuation contributions equal to 9% of the annual base salary, or A$22,950, per year for the benefit of Mr. McGarvey.

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

Employee Option Plan

Any person considered to be an employee of Pharmaxis, or any subsidiary of Pharmaxis, by our board of directors including executive directors and non-executive directors are eligible to participate in the Pharmaxis Employee Option Plan, but do so at the invitation of our board of directors. Under the Pharmaxis Employee Option Plan, the board of directors may issue options to purchase our ordinary shares on such terms, including the issue price, the exercise price and the vesting conditions, as it determines. The maximum number of options available to be issued under the Pharmaxis Employee Option Plan at any given time is 15% of our total issued shares and other securities convertible into shares at such time, or such number as is consistent with any Listing Rules or laws or regulations that apply to Pharmaxis.

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

The exercise price of the employee options is set by our board of directors. Before we listed on the Australian Securities Exchange in November 2003, our board of directors set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. From listing on the Australian Securities Exchange, the exercise price is set by our board of directors as the average closing price of our ordinary shares on the Australian Securities Exchange during the five business days prior to the grant of the options. From September 1, 2006 the exercise price is set by our board of directors as the average of the volume weighted average price of Pharmaxis shares on the Australian Securities Exchange on the five business days prior to the grant of the options.

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

If any pro-rata offer is made by us to at least all holders of shares, the exercise price of the relevant employee options will be reduced according to a formula set out in the Pharmaxis Employee Option Plan and consistent with the Listing Rules of the Australian Securities Exchange.

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

Except by transmission on death or with the prior written consent of our board of directors, employee options may not be transferred, encumbered, assigned or otherwise disposed of by the relevant employee. Shares issued upon exercise of options are freely transferable and we seek quotation of any such shares on the Australian Securities Exchange.

The Pharmaxis Employee Option Plan may be amended with any necessary approvals under the Corporations Act 2001 and the Listing Rules of the Australian Securities Exchange. The Corporations Act 2001 and the Listing Rules of the Australian Securities Exchange prevail over the Pharmaxis Employee Option Plan to the extent of any inconsistency. The Pharmaxis Employee Option Plan is administered by the board of directors and the Remuneration and Nomination Committee.

Presented below are summaries of options granted under the Pharmaxis Employee Option Plan during fiscal 2006 and fiscal 2007. During the period between July 1, 2007 and November 9, 2007 options to purchase 2,613,000 ordinary shares were granted, options to purchase 655,750 ordinary shares were exercised, and options to purchase 143,000 ordinary shares lapsed. As of November 9, 2007, options to purchase 11,649,457 ordinary shares were outstanding.

Year ended June 30, 2007

Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
12/01/1999	11/30/2009	$0.1250	1,120,000	—	—	—	1,120,000
07/01/2000	06/30/2010	0.1250	60,000	—	60,000	—	—
09/01/2001	08/30/2011	0.3125	640,000	—	—	—	640,000
12/02/2001	11/30/2011	0.1250	160,000	—	60,000	—	100,000
05/12/2003	06/30/2012	0.3125	3,502,000	—	380,000	—	3,122,000
05/12/2003	11/30/2012	0.3125	480,000	—	—	—	480,000
05/12/2003	04/30/2013	0.3125	216,000	—	200,000	—	16,000
07/01/2003	06/30/2013	0.3125	660,000	—	300,000	—	360,000
07/04/2003	07/03/2013	0.3125	200,000	—	—	—	200,000
12/09/2003	11/30/2013	0.3760	500,000	—	—	—	500,000
04/25/2004	04/24/2014	0.5080	22,500	—	—	—	22,500
06/04/2004	06/03/2014	0.4260	15,000	—	—	—	15,000
02/02/2005	02/01/2015	0.8340	255,000	—	7,500	7,500	240,000
05/12/2005	05/11/2015	1.1470	330,000	—	2,500	7,500	320,000
08/05/2005	08/04/2015	1.7900	954,500	—	35,625	118,875	800,000
10/17/2005	10/16/2015	2.7720	155,000	—	—	85,000	70,000
02/13/2006	02/12/2016	2.1940	310,000	—	—	40,000	270,000
06/01/2006	05/31/2016	2.0340	111,500	—	—	15,000	96,500
08/15/2006	08/14/2016	1.9170	—	649,500	—	22,250	627,250
10/26/2006	08/14/2016	1.9170	—	278,957	—	—	278,957
09/20/2006	09/19/2016	1.8918	—	72,500	—	25,000	47,500
10/26/2006	03/15/2016	2.0680	—	200,000	—	—	200,000
12/14/2006	12/13/2016	3.0710	—	80,000	—	7,500	72,500
06/18/2007	06/17/2016	3.3155	—	237,500	—	—	237,500

			9,691,500	1,518,457	1,045,625	328,625	9,835,707

Year ended June 30, 2006

Grant date	Expiration Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
		A$
12/01/1999	11/30/2009	$0.1250	2,400,000	—	1,280,000	—	1,120,000
07/01/2000	06/30/2010	0.1250	160,000	—	100,000	—	60,000
09/01/2001	08/30/2011	0.3125	640,000	—	—	—	640,000
12/02/2001	11/30/2011	0.1250	160,000	—	—	—	160,000
05/12/2003	06/30/2012	0.3125	4,548,000	—	1,046,000	—	3,502,000
05/12/2003	11/30/2012	0.3125	480,000	—	—	—	480,000
05/12/2003	04/30/2013	0.3125	216,000	—	—	—	216,000
07/01/2003	06/30/2013	0.3125	960,000	—	300,000	—	660,000
07/04/2003	07/03/2013	0.3125	200,000	—	—	—	200,000
12/09/2003	11/30/2013	0.3760	500,000	—	—	—	500,000
04/25/2004	04/24/2014	0.5080	30,000	—	7,500	—	22,500
06/04/2004	06/03/2014	0.4260	15,000	—	—	—	15,000
02/02/2005	02/01/2015	0.8340	275,000	—	—	20,000	255,000
05/12/2005	05/11/2015	1.1470	330,000	—	—	—	330,000
08/05/2005	08/04/2015	1.7900		954,500			954,500
10/17/2005	10/16/2015	2.7720		155,000			155,000
02/13/2006	02/12/2016	2.1940		320,000	—	10,000	310,000
06/01/2006	05/31/2016	2.0340		111,500			111,500

			10,914,000	1,541,000	2,733,500	30,000	9,691,500

Retirement Benefits

We contribute to standard defined contribution superannuation funds on behalf of all employees at an amount of 9% of the employee’s salary. We permit employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

We contributed A$196,000 and A$337,000, A$454,000 and A$1,181,000 for the fiscal years ended June 30, 2005, 2006 and 2007, and the period from inception (May 29, 1998) to June 30, 2007.

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

Our directors are subject to periodic retirement and re-election by shareholders in accordance with our Constitution and the Listing Rules of the Australian Securities Exchange. At each annual general meeting, one-third of our directors who are subject to retirement by rotation or, if their number is not a multiple of three, the nearest to one-third but not exceeding one-third, retire from office. Any director appointed by the directors since the last annual general meeting or for whom it would be their third annual general meeting must also retire from office. Any retiring director is eligible for reappointment. Generally, the effect of the retirement by rotation provisions is that the directors retire and are subject to re-election at staggered intervals. Mr. McComas and Dr. Villiger will stand for re-election as directors at our next annual general meeting to be held on November 5, 2007.

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

Subject to the Corporations Act 2001, each director has one vote. If a director is also an alternate, the director has one vote as a director and one vote as an alternate. If a person is an alternate for more than one director, the person has one vote for each appointment. A resolution of the directors is passed by a majority of votes cast. Subject to the Listing Rules of the Australian Securities Exchange, the chairman has a deciding vote.

Our board of directors are given all our powers to manage our business except for any powers that the Corporations Act 2001, the Listing Rules of Australian Securities Exchange or our Constitution require Pharmaxis to exercise in a general meeting. The directors may execute documents on behalf of Pharmaxis, execute negotiable instruments, delegate any of their powers to a committee of directors or to one director and may appoint any person to be our attorney and agent.

Subject to the Listing Rules of Australian Securities Exchange and the Corporations Act 2001, our directors are not prohibited from entering into proposals, arrangements and contracts in which they are interested. A director must declare to Pharmaxis the nature of their material personal interest. This notification may be a standing notification. A director is not required to give notice of an interest if the interest:

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

At a shareholders meeting, we will disregard any votes cast by a director or any associate of a director who is voting in his or her capacity as a shareholder on a resolution relating to a proposal, arrangement or contract in which the director has a material personal interest if required to do so by the Listing Rules of the Australian Securities Exchange. The Listing Rules of the Australian Securities Exchange provide that the votes of certain shareholders must be disregarded in a number of circumstances. Generally, a shareholder’s vote must be disregarded if the person may benefit from the transaction that is the subject of the resolution (unless that benefit is received in their capacity as a shareholder in common with other shareholders). For example, a director’s vote in his or her capacity as a shareholder may be disregarded in respect of:

•

issues of shares or options requiring the approval of shareholders, if the director is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders);

•	the issue of options to the director;

•	an increase in the remuneration payable to the directors;

•	termination benefits payable to directors;

•	related party transactions, if the director or his or her associates may receive a benefit under a related party transaction; or

•	any transaction if, in the view of the Australian Securities Exchange, the director’s vote should be disregarded.

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

Audit Committee. The members of our audit committee are Messrs. Kiefel, McComas and Hanley. Mr. McComas took over as chair of the audit committee from Mr. Kiefel in October 2006. Our audit committee is responsible for:

•	the integrity of the financial reporting process and all other financial information published by the us;

•	the integrity of the our financial reporting system, including the management of risk and systems of internal control;

•	our internal and external audit process, including appointing the external auditor and overseeing the independence of the external auditor; and

•	our process for monitoring compliance with laws and regulations and our own Code of Conduct.

Remuneration and Nomination Committee. The members of our remuneration and nomination committee are Mr. Hanley, Dr. Farrell and Dr. Villiger. Ms. Smith served on the committee until her retirement. Dr. Robertson served on the committee until the appointment of Dr Villiger. Mr. Hanley chairs the committee. The purpose of our remuneration and nomination committee is:

•	monitor the ongoing development of the Board consistent with our growth and development;

•	make recommendations for the appointment and removal of Directors to the Board;

•	assist the Board evaluate the performance and contribution of individual directors, the Board and Board Committees; and

•	assist the Board in establishing remuneration policies and practices that enable us to attract, retain and motivate executives and Directors who will pursue our long-term growth and success.

Committees of the Board of Directors/Corporate Governance

We have adopted a Corporate Governance Framework. In preparing the framework, we have been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Securities Exchange Corporate Governance Council in March 2003. These recommendations are not mandatory, however departures from them are required to be fully disclosed in our annual report which is sent to shareholders and publicly disclosed through the Australian Securities Exchange. The Board reviews and updates our Corporate Governance Framework as required and at least annually. The Pharmaxis Corporate Governance Framework was in compliance with ASX Recommendations for the 2007 year.

The Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require foreign private issuers, such as Pharmaxis, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 4350 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary for Pharmaxis to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•

Nasdaq requirement under Rule 4350(f) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares – The Listing Rules of Australian Securities Exchange do not have an express requirement that each issuer listed with Australian Securities Exchange have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently five persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the Australian Securities Exchange and is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 4350(c)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present – The Nasdaq and Australian Securities Exchange definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The Australian Securities Exchange, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the Australian Securities Exchange does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our board composition is consistent with the requirements of the Australian Securities Exchange and that it is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rule 4350(d) (other than Rule 4350(d)(2)(A)(ii), which we will comply with) relating to the composition of the audit committee and the audit committee charter – The Nasdaq and Australian Securities Exchange audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and Australian Securities Exchange also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. Issuers listed on the Australian Securities Exchange are required under applicable listing standards to establish an audit committee consisting only of non-executive directors, a majority of independent directors, an independent chair, and at least three members, and adopt a formal audit committee charter which sets out the roles and responsibilities, composition, structure and membership requirements of the audit committee, or publicly disclose that it has not done so. We have an audit committee and audit committee charter that are consistent with the requirements of the Australian Securities Exchange and which we believe are appropriate and typical of generally accepted business practices in Australia. We also comply and will continue to comply with Nasdaq Rule 4350(d)(3) relating to audit committees responsibilities and authority required by SEC Rule 10A-3(b)(2)-(5); and

•

The Nasdaq requirements under Rules 4350(c)(3) and (4) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors – The Nasdaq compensation committee requirements are not identical to the Australian Securities Exchange remuneration and nomination committee requirements. Moreover, differences in the requirements of Nasdaq and Australian Securities Exchange with respect to these committees also arise because of the differences in the definitions of what constitutes an independent director, as discussed above. Issuers listed on the Australian Securities Exchange are required under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a remuneration and nomination committee that is consistent with the requirements of the Australian Securities Exchange and which we believe is appropriate and typical of generally accepted business practices in Australia.

Remuneration Committee Interlocks and Insider Participation

As noted above, the remuneration and nomination committee of our board consists of Mr. Hanley, Dr. Farrell and Dr. Villiger (Dr. Robertson was a member until the appointment of Dr. Villiger). None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

D.	Employees

The table below presents certain information regarding our employees and full time contractors as of June 30, 2005, 2006 and 2007, respectively.

	As of June 30,
	2005	2006	2007
Research and development – Sydney	11	22	27
Research and development – Canberra	8	7	—
Manufacturing	15	20	26
Commercial	2	10	9
Administration	5	6	6

	41	65	68

Our main office facility at Frenchs Forest, Sydney was established in November 2002. We also have a research group of five based in North Ryde, Sydney, a commercial team of two based in the United Kingdom, and three sales staff based around Australia. Until December 2006 we also had a research group based at the Australian National University (ANU), Canberra. Four of the Australian sales staff are contracted completely to Pharmaxis under a service agreement between a labor hire firm and Pharmaxis.

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares as of November 9, 2007 by the following persons:

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

The below table lists applicable percentage ownership based on 191,425,480 ordinary shares outstanding as of November 9, 2007. Options to purchase our ordinary shares that are exercisable within 60 days of November 9, 2007 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is c/o Pharmaxis Ltd, Unit 2, 10 Rodborough Road, Frenchs Forest, NSW 2086, Australia.

	Beneficial Ownership
Individual/Group	Shares Beneficially Owned(1)	Options Exercisable within 60 Days	Percentage of Shares Outstanding
5% Shareholders
Orbis Global Equity Fund Limited (2)	28,097,784	—	14.7%
ABN AMRO Bank N.V. (3)	15,656,831	—	8.2%
Acorn Capital Limited(8)	10,270,496	—	5.4%
Platypus Asset Management Pty Limited(9)	9,642,436	—	5.1%
Executive Officers and Directors
Alan D. Robertson, Ph.D.(4)	2,292,500	2,192,500	1.2%
Brett Charlton, Ph.D.	868,750	448,750	*
John F. Crapper	437,000	435,000	*
Ian A. McDonald, Ph.D.	160,000	160,000	*
David M. McGarvey(5)	1,080,000	1,035,000	*
Gary J. Phillips	584,164	577,164	*
Denis M. Hanley(6)	1,884,661	1,100,000	1.1%
Peter C. Farrell, PhD	171,645	70,000	*
Charles P.H. Kiefel	258,957	58,957	*
Malcolm J. McComas(7)	369,999	230,000	*
John Villiger, Ph.D	50,000	50,000	*
All executive officers and directors as a group (11 persons)	8,157,676	6,357,707	4.3%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Includes ordinary shares issuable pursuant to options exercisable within 60 days of November 9,2007. The figures represent the amounts last notified to Pharmaxis unless otherwise stated. The relevant shareholders may have acquired or disposed of share since the last notification that are not reflected. However, any such transaction that resulted in a change of one percent or greater would require the notification of such to Pharmaxis.

(2)	Consists of 11,597,784 ordinary shares and 1.1 million ADSs held by Orbis Global Equity Fund Limited and or companies associated with Orbis Global Equity Fund Limited.

(3)	All of these shares are held of record by nominee and trustee companies on behalf of ABN AMRO Bank N.V. ABN AMRO Bank N.V. has sole voting and dispositive power over these shares.

(4)	Includes 100,000 ordinary shares held by Dr. Robertson’s spouse.

(5)	Includes 5,000 ordinary shares held by McGarvey Investments Pty Ltd., of which Mr. McGarvey’s spouse is the sole director and shareholder. Mr. McGarvey disclaims beneficial ownership over the shares held by McGarvey Investments Pty Ltd.

(6)	Includes 201,333 ordinary shares held partially by a trust and partially by a superannuation fund of which Mr. Hanley is a beneficiary. Also includes 16,664 ordinary shares held by Mr. Hanley’s spouse.

(7)	Includes (i) 100,000 ordinary shares held by Movilli Pty Ltd, and (ii) 26,666 ordinary shares held by Bunyula Super Pty Ltd. Mr. McComas has shared voting and dispositive power over the shares held by these two entities. Also includes 13,333 ordinary shares held by Mr. McComas’ spouse.

(8)	All of these shares are held of record by nominee and trustee companies on behalf of Acorn Capital Limited, in its capacity as discretionary investment manager to certain superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. Acorn Capital Limited has sole voting and dispositive power over these shares.

(9)	All of these shares are held of record by Platypus Asset Management Pty Limited, in its capacity as discretionary investment manager to certain superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements. Platypus Asset Management has sole voting and dispositive power over these shares.

Significant Changes to Percentage Ownership of Principal Shareholders

The following table presents information with respect to certain significant changes in percentage ownership of our ordinary shares held by beneficial holders of more than five percent of our ordinary shares since June 30, 2004.

5% Shareholder	Date		% of Shares Beneficially Owned	Change in % of Shares Beneficially Owned
ABN AMRO Bank N.V.	11/09/2007	(1)	8.2%	8.2%

Orbis Global Equity Fund Limited	11/11/2005(3)	11.3	11.3
	10/31/2006(4)	12.3	1.0
	11/29/2006(5)	14.1	1.8
	11/09/2007(14)	14.7	0.6
Acorn Capital Limited	11/10/2003(2)	3.0	3.0
	02/27/2004(6)	5.2	2.2
	06/24/2004(7)	6.2	1.0
	09/13/2004(8)	7.2	1.0
	11/11/2005(9)	5.6	(1.6)
	10/31/2006(10)	5.5	(0.1)
	02/26/2007(11)	5.0	(0.5)
	10/31/2006(12)	5.4	0.4
Platypus Asset Management	11/09/2007(13)	5.0	5.0

(1)	After giving effect to the purchase of 15,656,831 shares in private transactions and an Australian private placement in October 2007

(2)	After giving effect to shares purchased by the listed entity as part of the initial public offering of our ordinary shares on the Australian Securities Exchange in November 2003.

(3)	After giving effect to shares issued by the listed entity as part of the US public offering of our ADS and Australian private placement of our ordinary shares in November 2005.

(4)	After giving effect to the purchase of 2,094,341 ordinary shares in private transactions from January 1, 2006 to November 3, 2006.

(5)	After giving effect to the purchase of 3,067,973 ordinary shares in private transactions on November 29, 2006.

(6)	After giving effect to (i) 3,200,000 ordinary shares purchased by Acorn Capital Limited as part of the initial public offering of our ordinary shares on the Australian Stock Exchange in November 2003 and (ii) 2,377,359 ordinary shares purchased in private transactions from September 24, 2003 to February 27, 2004.

(7)	After giving effect to the purchase of 1,109,441 ordinary shares in private transactions from March 1, 2004 to June 24, 2004.

(8)	After giving effect to the purchase of 1,130,559 shares in private transactions from June 28, 2004 to September 13, 2004.

(9)	After giving effect to the issue of shares by the company in November 2005 in its US public offering and Australian private placement, and after giving effect to the purchase of 1,933,573 ordinary shares on October 1, 2004

(10)	After giving effect to the issue of shares by the company in the period November 12, 2005 to October 31, 2006 subsequent to the exercise of options granted under the Pharmaxis Employee Option Plan.

(11)	After giving effect to the sale of 892,173 ordinary shares in private transactions from January 2006 to February 2007.

(12)	After giving effect to the purchase of 1,411,737 shares in private transactions from February 2007 to November 2007 and an Australian private placement in October 2007

(13)	After giving effect to the purchase of 9,642,436 shares in private transactions from November 2004 to November 2007.

(14)	After giving effect to the purchase of 3,169,470 shares in private transactions from February 2007 to November 2007 and an Australian private placement in October 2007.

We are not aware of any other significant changes in percentage ownership with respect to our principal shareholders resulting from their respective purchases or sales of our ordinary shares.

Our major shareholders do not have different voting rights.

As of October 31, 2007, half a percent of our ordinary shares were held in the United States by ten holders of record, and 99% of our ordinary shares were held in Australia by 5,329 holders of record.

As of October 31, 2007, 1,259,639 ADSs, representing 18,894,585 ordinary shares, were outstanding in the United States, all of which were held of record by Cede & Co.

B.	Related Party Transactions

Transactions

There are no related party transactions except as follows:

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

A.	Offer and Listing Details – Price History

Ordinary Shares

The following tables present, for the periods indicated, the high and low market prices for our ordinary shares reported on the Australian Securities Exchange since November 10, 2003, the date on which our ordinary shares were initially quoted. Prior to the initial quotation of our ordinary shares on the Australian Securities Exchange on November 10, 2003, our ordinary shares were not regularly traded in any organized market and were not liquid.

		High	Low
		A$	A$
Fiscal Year 2004	From November 10, 2003 to June 30, 2004	$0.570	$0.340
Fiscal Year 2005	Full Year	1.850	0.485
Fiscal Year 2006	First Quarter	2.970	1.530
	Second Quarter	3.280	1.750
	Third Quarter	2.560	1.780
	Fourth Quarter	2.560	1.710
	Full Year	3.280	1.530
Fiscal Year 2007	First Quarter	2.440	1.680
	Second Quarter	3.450	2.210
	Third Quarter	3.660	2.920
	Fourth Quarter	3.630	3.120
	Full Year	3.660	1.680

Fiscal 2008 (through November 9, 2007)	4.530	3.050
Most Recent Six Months
May 2007	3.600	3.120
June 2007	3.560	3.130
July 2007	3.590	3.110
August 2007	4.120	3.050
September 2007	4.300	3.820
October 2007	4.450	3.840

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

		High	Low
		U.S.$	U.S.$
Fiscal Year 2006	First Quarter (from August 29, 2005)	$34.060	$19.440
	Second Quarter	35.980	21.550
	Third Quarter	28.000	20.500
	Fourth Quarter	29.000	20.000
	From August 29, 2005 to June 30, 2006	35.980	19.440
Fiscal Year 2007	First Quarter	25.800	19.440
	Second Quarter	43.250	24.180
	Third Quarter	42.500	35.000
	Fourth Quarter	46.400	36.000
	Full Year	46.400	19.440
Fiscal 2008 (through November 9, 2007)		62.50	35.510
Most Recent Six Months
May 2007		43.130	39.000
June 2007		46.400	36.000
July 2007		47.500	40.500
August 2007		47.980	35.510
September 2007		54.700	47.150
October 2007		60.700	52.000

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are traded on the Australian Securities Exchange Ltd. and are traded on the Nasdaq Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Description of Share Capital

Not applicable

B.	Constitution

Our constituent document is a Constitution. Our Constitution does not provide for or prescribe any specific objects or purposes of the Company. Our Constitution is subject to the terms of the Listing Rules of the Australian Securities Exchange and the Corporations Act 2001. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

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

Shareholder Voting Rights

At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. In the case of an equality of votes on a resolution at a meeting (whether on a show of hands or on a poll), the chairman of the meeting has a deciding vote in addition to any vote that the chairman of the meeting has in respect of that resolution. A poll may be requested on any resolution by at least five shareholders entitled to vote on the resolution, by shareholders holding at least 5% of the votes that may be cast on the resolution or by the chairman. The directors may, subject to the Corporations Act and the Listing Rules of the Australian Securities Exchange, determine that, at any general meeting or class meeting, a shareholder who is entitled to attend and vote at that meeting is entitled to give their vote by way of a direct vote by giving written notice of their voting intention. The directors may specify the form, method and timing of giving a direct vote at a meeting in order for the vote to be valid and the manner in which the direct vote will be carried out. Subject to any other rights or restrictions which may be attached to any shares, where the directors have approved the casting of votes by direct vote, every shareholder having the right to vote on the resolution has one vote for each fully paid share they hold and a fraction of a vote for each partly paid share they hold.

The Listing Rules of the Australian Securities Exchange provide that the votes of certain shareholders must be disregarded in certain circumstances. Generally, a shareholder’s vote may be disregarded if the person may benefit from the transaction that is the subject of the resolution (subject to certain exceptions, such as where the benefit is received in their capacity as a shareholder in common with other shareholders). Without limitation, a shareholder’s vote may be disregarded in respect of:

•

the issue of shares or options, if the shareholder is entitled to acquire securities under the issue or has acquired securities under the issue (subject to a range of exceptions including in respect of a pro-rata offer made to all shareholders) or is entitled to any other sort of benefit as a result of the issue (for example underwriting commissions);

•	the amendment of the terms of options, if the shareholder holds the relevant options;

•	if the shareholder is a director, to approve an increase in the remuneration payable to the directors;

•	if the shareholder is a director, in respect of termination benefits payable to directors;

•	the acquisition or disposal of a substantial asset;

•	the issue of securities to specified related parties or anyone else the Australian Securities Exchange considers should not be entitled to vote; and

•	significant transactions such as changes to the nature and scale of our operations or a change to our main undertaking.

The Australian Securities Exchange may also identify a person who in their view should not be entitled to vote.

Issue of Shares and Changes in Capital

Subject to our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Pharmaxis), preference shares (including redeemable preference shares) and partly paid shares.

Subject to the requirements of our Constitution, the Corporations Act 2001, the Listing Rules of the Australian Securities Exchange and any other applicable law we may:

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

For foreign investors other than U.S. investors, the notification obligation arises in relation to proposals to acquire a substantial interest or controlling interest in an Australian business, the value of whose assets exceeds A$100 million or whose business is valued at over A$100 million. As of December 31, 2006, our business had a market valuation of greater than A$100 million. In the case of U.S. investors, other than the U.S. government and other than when the investment proposal relates to investments in prescribed sensitive sectors, the requirement to notify the Australian Government of a proposal to acquire a substantial interest or a controlling interest in an Australian business arises when the value of the assets of the relevant Australian business exceeds A$871 million or the value of the Australian business exceeds A$871 million. A U.S. investor is defined as a national or permanent resident of the U.S., a U.S. enterprise, or a branch of an entity located in the U.S. and carrying on business activities in the U.S. As of December 31, 2006, we had assets and a market value less than A$871 million and were not be regarded as a business in a sensitive sector.

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

AusIndustry P3 Pharmaceuticals Partnerships Program Funding Deed

On August 12, 2004, we entered into a funding deed with the Commonwealth of Australia under the AusIndustry P3 Pharmaceuticals Partnerships Program. The term of the funding deed is until June 30, 2008. Subject to us expending certain eligible expenditure and undertaking certain eligible activities in connection with projects for the development of new treatments for autoimmune diseases (multiple sclerosis and rheumatoid arthritis) and the development of new treatments for chronic respiratory disease, the Commonwealth of Australia may, as of June 30, 2007, pay us a total amount of A$0.9 million between July 2007 and June 2008 for eligible pharmaceutical research and development activities undertaken by us in relation to the development of new treatments for autoimmune diseases and the development of new treatments for chronic respiratory diseases. As at June 30, 2007, we have received A$2,803,000 under the funding deed.

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

Put and Call Option Deed

On 31 October 2007, we entered into a put and call option deed with GE Real Estate Investments Australia Pty Limited (“GE”) and Goodman Property Services (Aust) Pty Limited (“Goodman”). Pursuant to the put and call option deed, Goodman has agreed to construct a custom designed facility on land which is owned by GE and located in Frenchs Forest, Sydney Australia. We have the right to exercise a call option during a specified option exercise period to require GE and us to enter into a lease with respect to the new facility. Likewise, GE have the right to exercise a put option during a specified option exercise period to require GE and us to enter into a lease with respect to the new facility. The terms of the lease are an annexure to the put and call option deed and take effect and become legally binding upon exercise of the option by either GE or us.

The put and call option deed sets out the obligations of Goodman and us with respect to the construction of the new facility, including the standards to which the works must be undertaken, the specifications for the works and the process for varying those specifications and the schedule of works and the manner in which the schedule of works may be varied. A project control group with representatives of GE, Goodman and us has been established to oversee the project.

We have agreed to release GE and Goodman from liability for injury, death or loss arising in connection with the deed except to the extent such claims were caused by GE or Goodman. We have indemnified GE and Goodman against all claims for which GE or Goodman suffer which are caused or contributed to by any willful or negligent act or omission by us, any default by us under the deed, the carrying out of work by us or the use of the land by us, except to the extent such claims were caused by the negligence of GE or Goodman.

A party may terminate the deed if there is an event of default by one of the other party’s to the agreement and the defaulting party fails to remedy the breach within 7 days after receiving notice requiring it to do so. A party is taken to have committed an event of default if they are insolvent or default under the deed and fail to remedy the breach within 30 days of receipt of written notice from another party requiring it to do so. We have agreed that if Goodman breaches any of its obligations under the deed, other than any breach caused or contributed to by delay or timeliness, our only claim will be in damages against Goodman and we will not be entitled to terminate the deed, except that we may terminate the deed by notice in writing to the other parties and after consultation with the other parties if practical completion of the construction of the new facility is not achieved on or before a specified sunset date. If the deed is validly terminated by GE arising from a breach by us, in addition to any other causes of action against us, we must pay damages as a result, including compensation for lost rent and outgoings due to the lease not proceeding. If we validly terminate the deed, as a result of a breach by Goodman, then in addition to any other causes of action we may have, Goodman must pay damages as a result, including compensation for consequential loss due to the lease not proceeding.

The lease which forms an annexure to the put and call option deed contains customary representations, warranties, conditions and indemnifications of the parties. If the option under the deed is exercised, pursuant to the terms of the lease we would have a lease to the facility for a term of 15 years with two options exercisable by us to extend the term of the lease by five years per option. We will be in default under the lease if any part of the rent or other amounts owing remain unpaid for 28 days after it is due, if we fail to perform or observe any of our other obligations under the lease and have not rectified that failure within a reasonable time after receipt of written notice from GE, we become insolvent or we fail to comply with any of certain essential terms of the lease. If an event of default occurs, GE may take possession of the facility and by notice terminate the lease.

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

General Principle of Taxation in Australia

This summary discusses only two items of income that may arise from an investment in our ordinary shares or ADSs, namely:

•	gains realized from the sale of our ordinary shares or ADSs; and

•	dividends that may be paid by us with respect to those shares and ADSs. Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

Gains on Sale of Shares or ADSs

Under Australian law, tax is typically not payable on the gain made on the disposal of ordinary shares or ADSs by U.S. Holders.

However, a U.S Holder is liable to tax on the gain made on the disposal of ordinary shares or ADSs where the U.S. Holder is carrying on a business in Australia through a permanent establishment or that are providing personal services in Australia through a fixed place of business. The gain made by the U.S Holder in these circumstances will be treated as either income or capital, depending on whether or not the U.S Holder is carrying on a business of share trading in Australia. If the U.S Holder is carrying on a business of share trading in Australia, then the gain made on the sale of our ordinary shares or ADSs is regarded as ordinary income and the U.S Holder will be taxed accordingly. If the U.S Holder is not carrying on a business of share trading in Australia, the gain made on the sale of our ordinary shares or ADSs is a capital gain. If the U.S Holder is an individual, a complying superannuation entity, a trust or a life insurance company, the U.S Holder may be entitled to the CGT discount upon the disposal of our ordinary shares or ADSs held for at least 12 months. The CGT discount reduces the capital gain otherwise liable to tax by 50% in the case of an individual or by 33% in the case of a complying superannuation entity or life insurance company. The capital gain (net of a CGT discount if applicable) must then be included in the assessable income of the relevant U.S Holder and taxed accordingly.

Dividends

Dividends paid to U.S. Holders will be subject to the withholding tax provisions of the Australian Taxation Laws.

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

However certain dividends paid to non-residents are exempt from withholding tax. The exemption from withholding tax is explained below.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members. This is known as a franking credit. To the extent that the dividend is franked, the dividend is not subject to withholding tax. This means that a fully franked dividend is not subject to any withholding tax. To the extent that the dividend is not franked (ie unfranked dividends), then that part of the dividend will be subject to withholding tax but at the reduced rate referred to above.

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

Based on an analysis of our gross income and the value of our assets, we believe that we were not a PFIC for our taxable year ended June 30, 2007, but we were a PFIC for our taxable years ended June 30, 2006, June 30, 2005 and June 30, 2004. We do anticipate being a PFIC in our current taxable year.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable

C.	Not applicable

D.	Not applicable

E.	Not applicable

ITEM 15T.	CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Control Act of 1934, as amended (the Exchange Act”)), as of June 30, 2007. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of such date. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2007.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

C. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors adopted its audit committee charter on December 4, 2003 and reviews the charter annually. The last amendments to the charter were made on August 9, 2007. Our board has determined that we do not have a financial expert serving on our audit committee as defined by Item 401(h) of Regulation S-K of the Exchange Act.

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

The following table represents aggregate fees billed to the Company for fiscal years ended June 30, 2007 and June 30, 2006 by PricewaterhouseCoopers , the Company’s principal accounting firm.

	Years ended June 30,
	2005	2006
	(in thousands)
Audit fees	$678	$435
Audit-related fees	—	—
Tax	26	22
Other	—	—

	$704	$457

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are included as the “F” pages attached to this report

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this report

EXHIBIT NO.	DESCRIPTION

1.1	Constitution as amended by shareholders on November 5, 2007

2.1	Form of American Depositary Receipt (included in Exhibit 2.2) *

2.2	Form of Depositary Agreement (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120026) filed by the Company with the Commission on October 28, 2004)

4.1	Form of Deed of Access to Documents and Indemnity entered into with Company Directors and Company Secretary*

4.2	Form of Employment Agreement entered into with Company Officers*

4.3	Lease dated August 22, 2006 between Trust Company of Australia Ltd and the Company**

4.4	Agreement dated October 14, 1999 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd), as amended*

4.5	Patent License Agreement dated October 10, 2001 between the Company (formerly Praxis Pharmaceuticals Australia Pty Ltd) and Sydney South West Area Health Service (formerly Central Sydney Area Health Service) *

4.6	Service Agreement dated December 9, 2002 between ANU Enterprises Pty Ltd (formerly Anutech Pty Ltd) and the Company, as amended*

4.7	R&D Start Grant Program Grant Agreement dated June 17, 2003 between the Commonwealth of Australia (acting through the Industry Research and Development Board) and the Company*

4.8	Pharmaceuticals Partnerships Program P3 Funding Agreement dated August 12, 2004 between the Commonwealth of Australia (represented by the Department of Industry, Tourism and Resources) and the Company*

4.9	Put and Call Option to Lease between GE Real Estate Investments Australia Pty Limited, Goodman Property Services (Aust) Pty Limited and the Company

11.	Code of Conduct

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of PricewaterhouseCoopers

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 000-51505)
**	Incorporated by reference to our Annual Report on Form 20-F for the year ended June 30, 2006 (File No. 000-51505)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PHARMAXIS LTD

By:	/s/ David M. McGarvey
Name: David M. McGarvey
Title: Chief Financial Officer

Date: November 21, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pharmaxis Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Pharmaxis Ltd and its subsidiaries (a development stage enterprise) at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 and, cumulatively, for the period from May 29, 1998 (date of inception) to June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

WHB Seaton

Sydney, Australia

21 November 2007

Pharmaxis Ltd

(A Development Stage Enterprise)

Balance Sheets

(Australian dollars)

	As of June 30,
	2006	2007
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$97,840	$76,182
Grant receivable	400	407
Accounts receivable	7	34
Inventory	100	79
Other current assets	964	585

Total current assets	99,311	77,287
Property, plant and equipment, net	3,289	3,752
Intangible assets, net	1,057	1,002
Other long-term assets	556	601

Total assets	$104,213	$82,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$813	$2,654
Accrued compensation	781	799
Accrued clinical development liabilities	3,013	1,636
Income tax payable	5	24
Other accrued liabilities	650	855

Total current liabilities	5,262	5,968
Non-current liabilities:
Accrued compensation	63	115

Total non-current liabilities	63	115
Commitments and Contingencies (Refer to note 13)
Shareholders’ equity:
Ordinary shares, $Nil par value; 176,903,592 and 177,949,217 shares issued at June 30, 2006 and 2007, respectively	137,492	139,343
Foreign currency translation reserve	1	—
Deficit accumulated during the development stage	(38,605)	(62,784)

Total shareholders’ equity	98,888	76,559

Total liabilities and shareholders’ equity	$104,213	$82,642

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Operations

(Australian dollars)

	Years ended June 30,			Period from inception (May 29, 1998) to June 30, 2007
	2005	2006	2007
	(in thousands, except per share data)
Revenue	$—	$8	$205	$213
Cost of goods sold	—	2	49	51

Gross profit	—	6	156	162
Operating expenses:
Research and development	7,885	14,982	21,177	50,824
General and administrative	3,105	4,005	3,973	14,528
Commercial	807	1,764	2,814	5,385
Amortization of intangible assets	90	136	95	716
Fair value of stock options issued to employees related to:
Research and development	115	613	569	1,935
Commercial	116	175	276	567
General and administrative	29	336	643	1,505

Total operating expenses	12,147	22,011	29,547	75,460

Loss from operations	(12,147)	(22,005)	(29,391)	(75,298)
Interest and other income	1,702	4,282	5,278	12,816
Foreign currency gain (loss)	—	(5)	(47)	(52)
Amortization of preference share issue expenses	—	—	—	(226)

Net loss before income tax	$(10,445)	$(17,728)	$(24,160)	$(62,760)
Income tax expense	—	(5)	(19)	(24)

Net loss	$(10,445)	$(17,733)	$(24,179)	$(62,784)

Basic and diluted net loss per share	$(0.08)	$(0.11)	$(0.14)

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Changes in Shareholders’ (Deficit) Equity

(Australian dollars)

	Ordinary shares		Accumulated Deficit	Foreign Currency Translation Reserve	Total Shareholders’ (Deficit) Equity
	Shares	Amount
	(in thousands, except share data)
Balance at inception (May 29, 1998)	—	—	—	—	—
Issuance of ordinary shares at $0.125 per share for cash on incorporation of the Company in May 1998	808	—	—	—	—
Issuance of ordinary shares at $0.125 per share as consideration for patent license	11,200,000	1,400	—	—	1,400
Fair value of stock options issued to directors and employees in year ended June 30, 2000	—	74	—	—	74
Fair value of stock options issued to directors and employees in year ended June 30, 2001	—	77	—	—	77
Fair value of stock options issued to directors and employees in year ended June 30, 2002	—	70	—	—	70
Net loss for period from inception to June 30, 2002	—	—	(1,667)	—	(1,667)
Cancellation of common stock	(808)	—	—	—	—
Fair value of stock options issued to directors and employees	—	383	—	—	383
Conversion of “A” and “B” class convertible redeemable preference shares to ordinary shares	46,816,000	11,631	—	—	11,631
Issuance of ordinary shares at $0.50 per share for cash in initial public offering of Company in Australia in November 2003, net of issuance costs	50,000,000	22,891	—	—	22,891
Fair value of stock options issued to directors and employees in the year ended 30 June 2004	—	532	—	—	532
Net loss	—	—	(8,760)	—	(8,760)

Balance at June 30, 2004	108,016,000	37,058	(10,427)	—	26,631
Issuance of ordinary shares at $0.75 per share for cash in private placement to Australian institutional and sophisticated investors closed in December 2004, net of issuance costs	22,000,000	15,702	—	—	15,702
Share purchase plan closed in December 2004 at $0.75 per share, net of issuance costs	4,362,092	3,256	—	—	3,256
Issuance of ordinary shares upon exercise of employee options	392,000	63	—	—	63
Fair value of stock options issued to directors and employees	—	260	—	—	260
Net loss	—	—	(10,445)	—	(10,445)

Balance at June 30, 2005	134,770,092	$56,339	$(20,872)	—	$35,467

	Ordinary shares		Accumulated Deficit	Foreign Currency Translation Reserve	Total Shareholders’ (Deficit) Equity
	Shares	Amount
	(in thousands, except share data)
Issuance of ordinary shares at $2.1899 per share cash in public offering to U.S. public investors closed in November 2005, net of issuance costs	19,500,000	38,154	—	—	38,154
Issuance of ordinary shares at $2.20 per share for cash in private placement to Australian institutional and sophisticated investors closed in November 2005, net of issuance costs	19,900,000	41,278	—	—	41,278
Issuance of ordinary shares upon exercise of employee options	2,733,500	598	—	—	598
Fair value of stock options issued to directors and employees	—	1,123	—	—	1,123
Net loss	—	—	(17,733)	—	(17,733)
Gain on translation of foreign currency net assets	—	—	—	1	1

Balance at June 30, 2006	176,903,592	$137,492	$(38,605)	$1	$98,888
Issuance of ordinary shares upon exercise of employee options	1,045,625	363	—	—	363
Fair value of stock options issued to directors and employees	—	1,488	—	—	1,488
Net loss	—	—	(24,179)	—	(24,179)
Loss on translation of foreign currency net assets	—	—	—	(1)	(1)

Balance at June 30, 2007	177,949,217	$139,343	$(62,784)	$—	$76,559

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Statements of Cash Flows

(Australian dollars)

	Years ended June 30,			Period from inception to June 30, 2007
	2005	2006	2007
	(in thousands)
Cash flows from operating activities:
Net loss	$(10,445)	$(17,733)	$(24,179)	$(62,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and impairment of plant & equipment	489	763	797	2,624
Amortization and impairment of intangible assets	90	137	95	717
Amortization of preference share issue expenses	—	—	—	226
Loss on disposal of property, plant and equipment	—	—	24	24
Write-off of non-current assets	—	40	—	40
Fair value of stock options issued for service	260	1,124	1,488	4,008
Change in assets and liabilities:
Accounts receivable	—	(7)	(27)	(34)
Inventory	—	(100)	21	(79)
Prepaid expenses and other current assets	(454)	(246)	379	(585)
Grant receivable	(106)	(294)	(7)	(407)
Other long-term assets	(2)	(294)	(45)	(601)
Accounts payable	512	56	1,841	2,654
Accrued compensation	190	67	70	914
Accrued clinical development liabilities	(260)	2,468	(1,377)	1,637
Income tax payable	—	5	19	24
Other accrued liabilities	446	361	205	855

Net cash used in operating activities	(9,280)	(13,653)	(20,696)	(50,767)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,541)	(1,716)	(1,335)	(6,491)
Proceeds on disposal of property, plant and equipment	—	—	52	52
Payment for patent and trademark applications	(33)	(88)	(40)	(319)

Net cash used in investing activities	(1,574)	(1,804)	(1,323)	(6,758)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	18,958	79,432	—	121,281
Proceeds from issuance of ordinary shares from the exercise of employee options	63	597	363	1,023
Proceeds from issuance of “A” class convertible redeemable preference shares, net of issuance costs	—	—	—	2,000
Proceeds from issuance of “B” class convertible redeemable preference shares, net of issuance costs	—	—	—	9,405

Net cash provided by financing activities	19,021	80,029	363	133,709

Net increase (decrease) in cash and cash equivalents	8,167	64,572	(21,656)	76,184
Cash and cash equivalents at beginning of period	25,101	33,268	97,840	—
Effects of exchange rate changes on cash and cash equivalents	—	—	(2)	(2)

Cash and cash equivalents at end of period	$33,268	$97,840	$76,182	$76,182

Supplemental non-cash activities:
Issuance of ordinary shares on conversion of “A” and “B” class convertible redeemable preference shares	$—	$—	$—	$11,631

See accompanying notes to the financial statements.

Pharmaxis Ltd

(A Development Stage Enterprise)

Notes to Financial Statements

(for the years ended June 30, 2004, 2005, 2006 and 2007 and for the period from inception

(May 29, 1998) to June 30, 2007)

(in A$ thousands, except share and per share amounts)

1. Organization of the Company

Pharmaxis Ltd (the “Company”) was incorporated on May 29, 1998 in the Australian Capital Territory, Australia. On June 6, 2002 the Company changed its name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Pty Ltd. On September 5, 2003 the Company changed its name from Pharmaxis Pty Ltd to Pharmaxis Ltd. The Company was listed on the Australian Securities Exchange on November 10, 2003 following its initial public offering and on the NASDAQ Global Market on August 29, 2005.

The Company’s primary activities since incorporation have been the purchase of a license for our autoimmune technology from the Australian National University; conducting research in the area of autoimmune diseases; the filing of five new patent families; commencing preclinical development of one autoimmune candidate (PXS25); obtaining a license for our respiratory technology from the Sydney South West Area Health Service; establishing our own manufacturing facility for the production of Aridol and Bronchitol to standards of Good Manufacturing Practice; obtaining a license to manufacture to GMP from the Australian Therapeutics Goods Administration; commencing and successfully completing an Australian Phase III clinical trial and a U.S. Phase III clinical trial of our lung capacity test Aridol for the diagnosis of the existence and severity of asthma; obtaining regulatory marketing approval in Australian and Europe, commencing and successfully completing a 60 subject, four center Phase II clinical trial of Bronchitol for the disease bronchiectasis; commencing and successfully completing a 59 subject, eight center Phase II clinical trial of Bronchitol for the disease cystic fibrosis; completing a 362 subject, 22 center Phase III clinical trial of Bronchitol in the disease bronchiectasis ; establishing a management team with relevant experience in sales and marketing, manufacturing, clinical trial management, regulatory affairs and finance; initial Aridol sales in Australia and listing the Company on the Australian Securities Exchange and the NASDAQ Global Market.

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

The Company has recorded foreign currency transaction losses of $0, $5, $47 and $52 for each of the years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007, respectively. The Company has recorded foreign currency transaction gains of $0, $0, $0 and $2 for each of the years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007, respectively.

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

Patent and License Costs

Costs to purchase patent licenses and application costs for new patents are capitalised and amortised over the life of the patent. All of the Company’s patents and licenses have finite lives with the remaining lives ranging from 9 to 20 years at June 30, 2007.

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

Leased Assets

All of the Company’s leases for the years ended June 30, 2005, 2006, and 2007 are considered operating leases. The costs of operating leases are charged to the statement of operations on a straight-line basis over the lease term.

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

Net Loss Per Share and Anti-dilutive Securities

Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No, 128 – Earnings Per Share (SFAS 128). Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. All the share information presented for the period from inception to June 30, 2007 have been retroactively adjusted to give effect to the 8 for 1 share split in November 2003. The potentially dilutive options issued under the Pharmaxis Employee Option Plan and the “A” and “B” class convertible redeemable preference shares were not considered in the computation of diluted net loss per share because they would be anti-dilutive.

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

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R “Share–Based Payment.” SFAS No 123R is a revision of SFAS No. 123 “Accounting for Stock–Based Compensation.” Among other items, SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is the first annual reporting period beginning after June 15, 2005. SFAS 123R permits companies to adopt its requirements using a “modified prospective” method. Under the “modified prospective” method, stock-based compensation is recognized for new awards, the modification, repurchase or cancellation of awards, and the remaining portion of service under previously granted, unvested awards outstanding as of the date of adoption. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but also permits entities to restate financial statements of previous periods based on pro–forma disclosures made in accordance with SFAS 123. The Company adopted SFAS 123R beginning July 1, 2006 using the modified prospective method therefore, prior periods were not restated. There were no transitional adjustments on adoption of SFAS 123(R)

Prior to 2006, the Company utilized a standard option pricing model, such as Black–Scholes, to measure the fair value of stock options granted to employees. The following assumptions were used to estimate the fair value of the options outstanding: dividend yield and expected volatility of 50%, risk free rate between 5.15% and 6.45%, and expected lives of 6 years.

Effective July 1, 2006, the Company continues to utilise the Black-Scholes model, and adopted the provisions of SFAS 123R using the graded-vesting attribution method. Under this method, the Company recognizes compensation cost related to service based awards ratably over the requisite service period.

Staff Accounting Bulletin (SAB) 108

The SEC’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108) was adopted by the Company during the year ended June 30, 2007 and did not have a material impact on our consolidated financial statements. SAB 108 requires the use of both the “rollover method” and the “iron curtain method” in evaluating materiality.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for the first fiscal year beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the possible impact of FIN 48 on our consolidated financial statements which we will adopt as of July 1, 2007.

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

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of June 30,
	2006	2007
	(in thousands)
Plant and equipment	$4,772	$5,863
Leasehold improvements	162	354
Motor vehicles	114	45
Capital work in process	—	—

	5,048	6,262
Accumulated depreciation and amortization	(1,759)	(2,510)

Property, plant and equipment, net	$3,289	$3,752

Depreciation and amortization expense was $489, $763, $797 and $2,624 for the fiscal years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007, respectively. The 2006 expense includes an impairment charge of $109 in relation to an item of plant & equipment that was taken out of service.

5. Intangible Assets

Intangible assets consist of the following:

	As of June 30,
	2006	2007
	(in thousands)
Patent license	$1,400	$1,400
Patent applications	174	208
Trademark applications	59	65

	1,633	1,673
Accumulated amortization	(576)	(671)

Intangible assets, net	$1,057	$1,002

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

6. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of June 30,
	2006	2007
	(in thousands)
Deferred research grants	$—	$—
Legal and accounting fees	199	281
Manufacturing consultants	253	249
Other	198	325

	$650	$855

7. Sydney South West Area Health Service (“SSWAHS”) License

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

8. Ordinary Shares

In fiscal 2004, as part of the transition to an Australian listed public company, shareholders approved an 8 for 1 share split of all “A” and “B” class convertible redeemable preference shares, ordinary shares and other securities; a change in the Company’s status from a proprietary to a public company; the adoption of a new constitution; and, following the share split all “A” and “B” class convertible redeemable preference shares were converted to ordinary shares. Before the 8 for 1 share split the Company had on issue 1,400,000 ordinary shares, 2,000,000 “A” class convertible redeemable preference shares and 3,852,000 “B” class convertible redeemable preference shares. After the 8 for 1 share split there were 11,200,000 ordinary shares, 16,000,000 “A” class convertible redeemable preference shares and 30,816,000 “B” class convertible redeemable preference shares. After the conversion the Company had 50,816,000 ordinary shares. All share and per share amounts for the fiscal years 2004 and the period from inception to June 30, 2007 presented in the accompanying financial statements have been retroactively adjusted to give effect to the share split.

The Company completed its initial public offering and listed on the Australian Securities Exchange on November 10, 2003, issuing 50 million shares and raising $25,000 before costs associated with the issue.

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

In fiscal 2007 the Company issued 1,045,625 ordinary shares upon the exercise of employee options. At June 30, 2007 the Company had 177,949,217 ordinary shares on issue.

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

9. Convertible Redeemable Preference Shares

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

10. Stock Option Plan

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

The exercise price is set by the Board. Before the Company listed on the Australian Securities Exchange (“ASX”) in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Securities Exchange on the five business days prior to the grant of the options.

A total of 4,171,125 options have been exercised to June 30, 2007, of which 2,733,500 were exercise in fiscal 2006 and 1,045,625 were exercise in fiscal 2007.

There were 7,826,645 vested options at June 30, 2007 (7,772,625 at June 30, 2006) with a weighted average exercise price of $0.512 ($0.362 at June 30, 2006). The average remaining life of options outstanding at June 30, 2007 is 6.01 years (6.52 years at June 30, 2006). All share and option amounts for the fiscal years 2004 and for the period from inception to June 30, 2007 have been retroactively adjusted to give effect to the share split described in note 9 above.

The following table summarizes stock option activity under the EOP:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
Options granted	2,400,000	$0.125	$0.070

Balance at June 30, 2000	2,400,000	$0.125	$0.070
Options granted	640,000	$0.125	$0.069

Balance at June 30, 2001	3,040,000	$0.125	$0.070
Options granted	800,000	$0.275	$0.044

Balance at June 30, 2002	3,840,000	$0.156	$0.065
Options granted	5,344,000	$0.313	$0.168
Options cancelled/lapsed	(160,000)	$0.125	$0.070

Balance at June 30, 2003	9,024,000	$0.249	$0.126
Options granted	1,750,000	$0.340	$0.187
Options cancelled/lapsed	(23,000)	$0.440	$0.234

Balance at June 30, 2004	10,751,000	$0.264	$0.136
Options granted	605,000	$1.005	$0.548
Options cancelled/lapsed	(50,000)	$0.43	$0.228
Options exercised	(392,000)	$0.159	$0.102

Balance at June 30, 2005	10,914,000	$0.308	$0.160
Options granted	1,541,000	$1.990	$1.455
Options cancelled/lapsed	(30,000)	$1.287	$0.804
Options exercised	(2,733,500)	$0.218	$0.120

Balance at June 30, 2006	9,691,500	$0.597	$0.375
Options granted	1,518,457	$2.215	$1.531
Options cancelled/lapsed	(328,625)	$2.113	$1.437
Options exercised	(1,045,625)	$0.347	$0.198

Balance at June 30, 2007	9,835,707	$0.823	$0.537

The Company recorded stock compensation expense of $260, $1,124 and $1,488, and $4,009 in the fiscal years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007.

In accordance with SFAS 123(R), the fair values of the option grants were estimated on the date of each grant using the Black-Scholes option pricing model. The assumptions for these grants were:

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate
December 1, 1999	$0.125	$0.125	50%	6 years	6.45%
July 1, 2000	$0.125	$0.125	50%	6 years	6.03%
January 1, 2001	$0.125	$0.125	50%	6 years	5.31%
September 1, 2001	$0.3125	$0.125	50%	6 years	5.29%
December 2, 2001	$0.125	$0.125	50%	6 years	5.26%
May 12, 2003	$0.3125	$0.3125	50%	6 years	5.26%
July 1, 2003	$0.3125	$0.3125	50%	6 years	4.85%
July 4, 2003	$0.3125	$0.3125	50%	6 years	4.85%
December 9, 2003	$0.376	$0.376	50%	6 years	5.68%
April 25, 2004	$0.508	$0.508	50%	6 years	5.62%
June 4, 2004	$0.426	$0.426	50%	6 years	5.56%

February 2, 2005	$0.834	$0.834	50%	6 years	5.57%
May 12, 2005	$1.147	$1.147	50%	6 years	5.15%
August 5, 2005	$1.790	$1.790	50%	6 years	5.31%
October 17, 2005	$2.772	$2.772	50%	6 years	5.46%
November 15, 2005	$1.790	$2.300	50%	6 years	5.48%
February 13, 2006	$2.194	$2.194	50%	6 years	5.29%

Grant Date	Exercise Price	Share Price at Grant Date	Volatility	Expected Life	Risk Free Interest Rate
June 1, 2006	$2.034	$2.034	50%	6 years	5.74%
August 15, 2006	$1.917	$1.917	50%	6 years	5.93%
October 26, 2006	$1.917	$1.917	50%	6 years	5.73%
September 20, 2006	$1.892	$1.892	50%	6 years	5.62%
October 26, 2006	$2.068	$2.068	50%	6 years	5.73%
December 14, 2006	$3.071	$3.071	50%	6 years	5.73%
June 18, 2007	$3.316	$3.316	50%	6 years	6.27%

The following table presents information relating to stock options outstanding under the plans as of June 30, 2007:

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	1,220,000	2.59	1,220,000
$0.3125	4,818,000	5.06	4,818,000
$0.376	500,000	6.42	500,000
$0.508	22,500	6.82	15,000
$0.426	15,000	6.93	11,250
$0.834	240,000	7.60	147,500
$1.147	320,000	7.87	185,000
$1.790	800,000	8.10	400,000
$2.772	70,000	8.30	35,000
$2.194	270,000	8.63	67,500
$2.034	96,500	8.93	24,125
$1.917	906,207	9.13	323,270
$1.892	47,500	9.23	11,875
$2.068	200,000	8.72	50,000
$3.071	72,500	9.46	18,125
$3.316	237,500	9.97	—

The following table presents information relating to stock options outstanding under the plans as of June 30, 2006:

	Options Outstanding		Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Life in Years	Shares
$0.125	1,340,000	3.7	1,340,000
$0.3125	5,698,000	6.1	5,474,000
$0.376	500,000	7.4	437,500
$0.508	22,500	7.8	7,500
$0.426	15,000	7.9	7,500
$0.834	255,000	8.6	108,750
$1.147	330,000	8.9	120,000
$1.790	954,500	9.1	238,625
$2.772	155,000	9.3	38,750
$2.194	310,000	9.6	—
$2.034	111,500	9.9	—

11. Retirement Benefits

As required by Australian law, the Company contributes to standard defined contribution superannuation funds on behalf of all employees at an amount up to nine percent of employee salary. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

The Company contributed $196, $337 and $454, and $1,182 for the fiscal years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007, respectively.

12. Income Taxes

The Company has made a taxable loss in each of the operating periods since incorporation.

A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory company tax rate of 30% to the loss before income taxes is as follows:

	Years ended June 30,									Period from inception to June 30, 2007
	2005			2006			2007
	(in thousands)
	$		%	$		%	$		%	$		%
Loss before income taxes		(10,445)			(17,728)			(24,160)			(62,760)
Income tax expense computed at statutory corporation tax rate		(3,134)	30		(5,320)	30		(7,248)	30		(18,830)	30
Research & development incentive		(819)	8		(1,556)	9		(1,900)	8		(4,275)	7
Disallowed expenses
Stock option expense		78	(1)		337	(2)		446	(2)		1,202	(1)
Amortization of intangible assets		25	—		—	—		—	—		140	—
Other		3	—		(379)	2		(252)	1		(626)	(—)
Change in valuation allowance		3,847	(37)		6,923	(39)		8,973	(37)		22,413	(36)

Income tax expense		$—	—		$5	—		$19	—		$24	—

Significant components of the Company’s deferred tax assets are shown below:

	As of June 30,
	2006	2007
	(in thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	14,364	23,766
Interest and grant receivable	—	(231)
Accrued compensation costs	105	156
Research grants offset to property, plant and equipment	16	2
Share issue expenses	2,313	1,637

Total deferred tax assets	16,798	25,330
Valuation allowance for deferred tax assets	(16,798)	(25,330)

Net deferred taxes	—	—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At June 30, 2007 the Company has $79.2 million ($47.9 million at June 30, 2006) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

13. Commitments and Contingent Liabilities

Operating leases

In August 2006, the Company renewed its operating lease for its headquarters and manufacturing facilities in Frenchs Forest, Sydney, Australia. The operating lease expires in June 2011, with an option to renew for a further five years thereafter. The Company’s bankers have issued a bank guarantee of $177 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank. The Company also leases equipment from time to time as required. During 2006 the Company entered into operating leases for additional offsite storage space and a small suite of laboratories. Both leases expire within five years.

The Company recognized rent expense of $327, $371 and $459, and $1,802 for the fiscal years ended June 30, 2005, 2006 and 2007, and the period from inception to June 30, 2007, respectively.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending June 30,
2008	401
2009	346
2010	357
2011 and thereafter	368

Total minimum lease payments required	$1,472

Government research grants

The Company has received three separate Australian Government research grants under the R&D START Program; All of these grant programs were completed by June 30, 2007. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

•	the Company fails to use its best endeavors to commercialise the relevant grant project within a reasonable time of completion of the project; or

•	upon termination of a grant due to breach of agreement or insolvency.

Technical failure of the grant funded research project does not of itself constitute failure to use best efforts to commercialise the relevant grant project. The grants have funded certain aspects of the Company’s development projects for the Aridol asthma product, multiple sclerosis and cystic fibrosis. The Company continues the development of all three projects funded by the START Program and has commenced commercialisation of its asthma project as evidenced by the commencement of sales of Aridol in Australia. The Company believes that the likelihood of being required to repay grant funding is remote while the Company continues to act in good faith with respect to the grants. The total amount received under the START Program at June 30, 2007 was $4,708.

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

The total amount received under the P3 Program at June 30, 2007 was $2,803.

14. Research Grants

Research grants received have been accounted for as follows:

	Years ended June 30,			Period from inception to June 30, 2007
	2005	2006	2007
Recognized against related research and development expenses	$1,132	$1,245	$1,955	$7,751
Recognized against the acquisition cost of related plant and equipment	—	—	—	225

	$1,132	$1,245	$1,955	$7,976

Grants received in advance of incurring the relevant expenditure are treated as deferred research grants and included in Other Accrued Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as receivables and included on the balance sheet.

15. Guarantees and Indemnifications

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

No liability has arisen under these indemnities as at June 30, 2007.

16. Net Loss per Share

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

	Years ended June 30,
	2005	2006	2007
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share.	123,933,133	160,349,332	177,285,390

17. Segments

The Company operates in one segment. The principal activities of the Company are the research, development and commercialization of pharmaceutical products.

The Company operates predominantly in one geographical area, being Australia.

18. Subsequent Events

On August 13, 2007 the Company announced that the directors granted 1,886,000 options under the Pharmaxis Employee Option Plan. The terms of the options granted under the Plan are set out in note 10. The exercise price was calculated as $3.389. The 2007 Company annual meeting approved the grant of 150,000 options to directors included in the August 13 grant. The 2007 Company annual meeting also approved the grant of 200,000 options to Dr John Villiger with an exercise price of $3.226.

On November 6, 2007 the Company issued 527,000 options under the Pharmaxis Employee Option Plan to 14 recently hired employees. The options have an exercise price of $4.2900.

On October 11, 2007 the Company announced a A$50 million placement to institutions and sophisticated investors at A$3.90 per share. At the same time the Company announced a share purchase plan whereby each shareholder could subscribe for up to A$5,000 worth of Pharmaxis Ltd shares at an issue price of A$3.90. The share purchase plan closed on November 9, 2007 and raised $11.7 million.

On August 29, 2007 the Company announced positive results from its Phase III clinical trial of Bronchitol for bronchiectasis.

On October 30, 2007 the Company entered into an agreement concerning the lease of a custom designed manufacturing, warehousing and office facility. Construction of the new facility is expected to commence in the fourth quarter of 2007 and is expected to take over twelve months to complete. The Company expects to spend approximately $20 million fitting out the facility and installing expanded manufacturing capacity.

On November 6, 2007 the Company incorporated a U.S. subsidiary, Pharmaxis, Inc. The subsidiary provides sales, marketing and clinical trial management services to Pharmaxis Ltd on a cost-plus basis.

19. Subsidiary Company

On February 3, 2006 the Company incorporated a subsidiary in the United Kingdom at a cost that rounds to nil. The subsidiary provides sales, marketing and clinical trial management services to Pharmaxis Ltd on a cost-plus basis.

Pharmaxis Ltd

(A Development Stage Enterprise)

Schedule II – Valuation and Qualifying Accounts

(for the years ended June 30, 2003, 2004, 2005, 2006 and 2007 and for the period from inception (May 29, 1998) to June 30, 2007)

(in A$ thousands, except share and per share amounts)

		Additions
Description at	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions	Balance at End of Period
Year ended June 30, 2003
Deferred income tax valuation allowance	358	494	2	—	854
Year ended June 30, 2004
Deferred income tax valuation allowance	854	1,808	632	—	3,294
Year ended June 30, 2005
Deferred income tax valuation allowance	3,294	3,847	602	—	7,743
Year ended June 30, 2006
Deferred income tax valuation allowance	7,743	6,923	2,132	—	16,798
Year ended June 30, 2007
Deferred income tax valuation allowance	16,798	8,973	(441)	—	25,330
Period from inception to June 30, 2007
Deferred income tax valuation allowance	—	20,479	4,851	—	25,330

(1)	Recognized through equity as a result of share issue costs.

EXHIBITS

1.2	Constitution as amended by shareholders on November 5, 2007

4.9	Put and Call Option to Lease between GE Real Estate Investments Australia Pty Limited, Goodman Property Services (Aust) Pty Limited and the Company

11.	Code of Conduct

12.	Certification required by Rule 13a-14(a)

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of PricewaterhouseCoopers